UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Limeade, Inc.
(Exact name of registrant as specified in its charter)

Washington		06-1771116
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

10885 NE 4th Street Suite #400
Bellevue, WA		98004
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (888) 830-9830
With copies to:
Eric DeJong, Esq.		Sarah S. Visbeek
J. Sue Morgan, Esq.		Corporate Secretary
Perkins Coie LLP		Limeade, Inc.
1201 3rd Avenue		10885 NE 4th Street, Suite #400
Seattle, WA 98101		Bellevue, WA 98004
Telephone: (206) 359-8000		Telephone: (888) 830-9830
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g): Common stock, no par value per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE
Limeade, Inc. (the “Company” or “Limeade”) is filing this General Form for Registration of Securities on Form 10 (this “Registration Statement”) to register its common stock, no par value per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common stock is publicly traded on the Australian Securities Exchange (“ASX”), under the ticker “LME” in the form of CHESS Depository Interests (“CDIs”). CDIs are units of beneficial ownership in shares of our common stock that are held in trust for CDI holders by CHESS Depository Nominees Pty Ltd, a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of our common stock on a 1-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of our common stock on a 1-for-1 basis, such that for every CDI converted, a holder will receive one share of common stock. CHESS Depository Nominees Pty Ltd, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders from time to time.
This Registration Statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act or within such shorter period as the Securities and Exchange Commission (the “SEC”), may direct. As of the effective date of the Registration Statement, we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.
Unless otherwise noted, references in this Registration Statement to “we,” “us,” “our,” “Company,” or “Limeade” refer to Limeade, Inc.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This Registration Statement contains various forward-looking statements relating to the Company’s future financial performance and results, financial condition, business strategy, plans, goals and objectives, including certain projections, business trends and other statements that are not historical facts. These statements constitute forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “target,” “aim,” “strategy,” “estimate,” “plan,” “guidance,” “outlook,” “intend,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company’s beliefs and expectations based on current estimates and projections. While the Company believes these expectations, and the estimates and projections on which they are based, are reasonable and were made in good faith, these statements are subject to numerous risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and other important factors, which include, but are not limited to, the risks described under the heading “Risk Factor Summary” and “Item 1A. – Risk Factors,” any of which could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this Registration Statement and, except as required by law, the Company undertakes no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required under federal securities laws. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
When this Registration Statement becomes effective, the Company will begin to file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this Registration Statement is not incorporated by reference into this Registration Statement.
The Company’s Internet website address is https:/www.limeade.com. Information contained on the website does not constitute part of this Registration Statement. The Company has included its website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, the Company will make available on its website electronic copies of the materials it files with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the Section 16 reports filed by its executive officers, directors and 10% stockholders and amendments to those reports.

Limeade, Inc.
FORM 10

ITEM 1.    DESCRIPTION OF BUSINESS
Our Company
Limeade, founded in 2006 as a Washington corporation, is an immersive employee well-being company that creates healthy employee experiences. Today, millions of people at almost 1,000 companies in 100+ countries use Limeade solutions to navigate the future of work. By putting well-being at the heart of the employee experience, Limeade increases well-being and engagement resulting in less burnout and turnover — ultimately elevating business performance.
Through our software-as-a-service (“SaaS”) solutions, Limeade helps companies better care for their employees, and helps employees care for themselves. Limeade established the Limeade Institute in 2015 to conduct research and share insight on the science behind creating great employee experiences. Limeade Institute science guides both the best practices we bring to our customers and the development of our industry-leading software. We work every day to deliver value to our customers in the form of employee engagement, retention, productivity, human connection, prevention of burnout, HR program and benefit utilization, cost reduction and more.
In 2021, we acquired TINYpulse, a Seattle-based leader in listening software. We continue to offer the evolving TINYpulse products, branded as Limeade Advanced Listening, to existing customers and new prospects worldwide.
Our Products
The Limeade software solutions are sold to organizations through a subscription-based revenue model. Limeade has a technology platform built on scalable cloud-based infrastructure that is industry-agnostic, allowing us to deliver solutions to customers across a range of industries including manufacturing, healthcare, government, financial services and technology. Today Limeade solutions are available in 19 languages worldwide.
Limeade solutions include Limeade Well-Being, Limeade EX and Limeade Advanced Listening. Limeade Well-Being and Limeade EX primarily serve large enterprise organizations (5,000+ employees) in North America, the European Union (“EU”) and the Asia-Pacific region. Limeade Advanced Listening typically targets smaller, mid-market customers (500-5,000 employees) worldwide.
Employee Experience Overview
Employee experience represents the totality of circumstances, events, interactions and personal moments that impact employees’ relationships with, and performance within, their organizations. Intentionally managed and coordinated culture, strategy and work processes, supported by streamlined, connected and user-friendly technology platforms and solutions result in better employee experiences.
Organizations may improve employee experience through the use of software solutions, such as those provided by Limeade.

Actions taken by organizations to improve employee experience include:
•Providing an integrated program for holistic employee well-being, including physical, emotional, financial and work factors, focused on the employee and his or her entire experience at life and work;
•Using tools and services to measure, align, and improve culture, including listening to employee voices and responding with action, including organizational support for employee well-being and engagement;
•Balancing financial and nonfinancial benefits to make employees’ lives better through the thoughtful design of compensation, benefits, rewards and recognition structures; and
•Providing employee experience platforms that are well designed and integrated across mobile and desktop devices to deliver prescriptive solutions based on employee journeys, and ongoing communications that support and inspire employees;
A positive employee experience may enhance an organization’s culture, improving its ability to attract talent, reduce absenteeism and boost workforce engagement, innovation, creativity, productivity and retention. Despite these benefits, global leaders often report that they do not have the necessary infrastructure or resources to address adequately the complexities of the employee experience. A deficit of this nature, combined with a range of other trends impacting labor markets and employer considerations, represents an opportunity for employee experience providers to provide solutions which support leaders in simplifying and improving the employee experience.
The employee experience market is large and growing, within which Limeade is a leading software provider. Solution categories within the market include, but are not limited to those listed in the table below:

Solution Category	Summary of Solution Objectives	Functionality Example(s)	Does Limeade Help?
Well-Being	Drive individual and organizational action to improve employees’ physical, emotional, financial and work well-being	Offer well-being assessments, with results used to provide personalized well-being improvement action plans. Social challenges and gamification	✓
Listening (Engagement)	Allow company leaders and managers to discover engagement, inclusion, and burnout hotspots - and take focused action	Periodically send short surveys to employees from an informed library of examples. Tools on how to interpret and respond to the results to improve employee engagement and retention	✓
Diversity & Inclusion	Improve a company’s actual and perceived levels of organizational inclusion	Enable measurement of employee perceptions of inclusion, using results to enable focused improvement activities, including the promotion and management of employee resource groups	✓
Employee Communications	Enable organizations to communicate efficiently and effectively with their employees	Deliver multimedia communications to all employees via mobile and web experiences in targeted ways, to inform and solicit community engagement and employee feedback	✓
Rewards & Recognition	Provide financial and non-financial recognition to employees beyond base salary and other employment benefits	Publicly and privately recognize employees and facilitate the provision of associated rewards and recognition	✓
Note: Well-being is a multifaceted concept that can be broadly summarized as:
•Physical well-being: An individual’s physical health and lifestyle. Examples include self-care, exercise & fitness, nutrition and health conditions such as diabetes;

•Emotional well-being: An individual’s mental and emotional health and mindset. Examples include an individual’s ability to manage stress, anxiety and depression, be mindful and resilient, have positive relationships and believe in one’s abilities (self-efficacy);
•Financial well-being: An individual’s ability to control finances, handle expenses, understand and cope with financial stressors and reach financial goals; and
•Work well-being: An individual’s interactions at and perceptions of work. Examples include perceptions of support, sense of purpose and meaning, engagement and job satisfaction.
Limeade solutions target all four of these areas of well-being.
Competition
We operate in a highly competitive and dynamic industry. Our solutions face competition from a variety of organizations ranging from large global enterprises to small companies that focus on a particular geographical area, industry sector or solution category.
Many software providers’ core business competencies are focused within a specific solution category. However, few businesses offer employee experience solutions across multiple solution categories, which may present a competitive advantage for providers like us that provide the key elements of employee experience through a single platform.
A range of key competitors in each solution category are presented below:

Solution Category	Example Companies
Well-Being (Limeade flagship offering)	–ShareCare
–Virgin Pulse
–WebMD
Advanced Listening	–Qualtrics
–Gallup
–Momentive
Diversity & Inclusion	–Various training and consulting providers
Employee Communications	–FirstUp
–Microsoft Teams
–Staffbase
Rewards & Recognition	–BI Worldwide
–O.C. Tanner
–Workhuman
Our Competitive Advantage
Limeade utilizes a solution design strategy which incorporates leading organizational science insights from its Limeade Institute as well as significant employee data generated from the millions of users of our solutions. This creates a continuous feedback loop that allows Limeade to continually refine its products to ensure they address the critical needs of organizations. Other core competitive strengths of our business include:
•ability to serve complex global organizations;
•breadth of solutions with a single integrated platform offering;
•solutions offered at scale with a large customer base; and

•broad integration capabilities that allow Limeade to infuse well-being into the flow of work, including integration with key platforms like Microsoft Teams and Microsoft Viva;
Our competitive position in the growth of the employee experience software market is driven by a variety of factors including:
•the uptake by enterprise customers of employee experience software offerings;
•a shift from multiple independent solutions toward integrated platforms;
•related factors such as software becoming a higher proportion of the total employee experience software and services market over time;
•the continuation of key trends in the employee experience industry which we believe will push organizations toward a greater and more innovative focus on employee experience and related platforms and solutions that promote positive interactions with their employees. These trends include:
◦expectations of a long term imbalance between talent supply and demand;
◦attracting, retaining and engaging talent becoming a top strategic priority;
◦changing employee expectations driven by ongoing workplace generational change;
◦ongoing challenges and costs of global well-being;
◦increasing number of often separate technology systems used in the workplace;
◦rising importance of timely and actionable insights for employers;
◦growing board and leadership level recognition of the need to focus on corporate culture; and
◦increasing board and leadership level focus on ESG and evolving community expectations of boards.
Intellectual Property
Intellectual property is an integral aspect of our business, and we seek protection for our intellectual property and technological innovations as appropriate. We rely upon a combination of federal, state, and common-law rights in the United States and the rights under the laws of other countries, trademarks, copyrights, domain name, trade secrets, including license agreements, and other contractual rights, to establish and protect our proprietary rights.
Regulation
Limeade is subject to certain laws and regulations in the US and around the world that involve matters central to its business, particularly laws and regulations relating to data security, personally identifiable information, protected health data, privacy, anti-corruption, intellectual property and taxation. Many of these laws and regulations are still evolving and being tested in courts and their interpretation and application are therefore subject to uncertainty.
In particular, compliance with data protection and privacy laws is important for Limeade in light of the sensitive and confidential nature of information which its platform and services process, including the personally identifiable information and in some cases protected health data of the users of the Limeade platform, solutions and services.
In the US, Limeade is required to comply with the Health Insurance Portability and Accountability Act (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act (“HITEC”), which provide data privacy and security provisions for safeguarding medical information.
Most states also have in place data security laws requiring companies to maintain certain safeguards with respect to the processing of personal information, and all states require companies to notify individuals or government regulators in the event of a data breach impacting such information. The California Consumer Privacy Act (“CCPA”) gives residents of California expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used, and also provides for civil penalties for violations and private rights of action for data breaches. The California Privacy Rights Act (“CPRA”) significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of CPRA’s provisions will become effective on January 1, 2023, with a “lookback” period to January 1, 2022. Other states have enacted, or are considering, privacy laws as well. Furthermore, the United States (“U.S.”) Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to fine companies for unfair or deceptive data protection practices and may undertake its own privacy rulemaking exercise.
In addition, in the EUand UK, Limeade must comply with the General Data Protection Regulation (“GDPR”) with respect to its processing of the personal data of users of its services who are residents of the EU. In this instance, Limeade is typically a processor of data acting upon the instructions of a data controller. The GDPR subjects Limeade to a range of compliance obligations. Most industrialized countries have or are in the process of adopting similar privacy or data security laws enforced through data protection authorities.
Given the global operations of the business, Limeade is also required to comply with anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and the UK Bribery Act 2010 (“UK Bribery Act”), which prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business.
Proposed and new legislation may significantly affect the Limeade business or impose new obligations in areas affecting the Limeade business.
Human Capital
As of March 31, 2022, we had 318 employees, of whom 314 are full-time employees. We also employ a small number of contract employees and third-party contractors. We have continued to diversify every part of our company as part of our ongoing commitment to diversity, equity and inclusion. Rare in the technology sector, 50% of the Limeade workforce identify as women. Our dedicated and diverse employees are the foundation of our success. We have a highly intentional culture that provides opportunities for professional and personal growth.

ITEM 1A.    RISK FACTORS
Prospective investors in our company should be aware that our business, prospects, operating results and financial condition are subject to numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Registration Statement, including the sections titled “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this Registration Statement. We believe the risks described below are the material risks that we currently face. However, the risks described below are not the only risks that we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. These risks and uncertainties may cause our operations to vary materially from those contemplated by our forward-looking statements. These risk factors include:
Risks Related to Our Business and Industry
We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability. If we cannot achieve and sustain profitability, our business, operating results, and financial condition could be adversely affected.
We have incurred net losses in each fiscal year since inception, expect to incur net losses for the foreseeable future, and may not achieve or sustain profitability in the future. For the years ended December 31, 2021 and 2020, we incurred net losses of $10.0 million and $0.3 million, respectively. For the three months ended March 31, 2022 and 2021, we incurred net losses of $6.5 million and $2.9 million, respectively. We expect that our operating expenses will increase in the foreseeable future as we seek to grow our business, attract new customers, and further enhance and develop our products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. If our revenue declines or fails to grow at a rate faster than these increases in our operating expenses, we may not be able to achieve or sustain profitability in future periods. As a result, we may continue to generate losses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability in any given period, or at all.
The market in which we participate is highly competitive; if we do not compete effectively, our business, operating results, and financial condition could be adversely impacted.
The market for enterprise well-being, listening, and employee experience solutions is highly competitive, with relatively low barriers to entry for some applications and services. Our performance is influenced by a number of competitive factors including the success and awareness of the Limeade brand, the performance and innovation of our platform and solutions and the willingness of enterprise customers to purchase our solutions over those of our competitors.
Our primary competitors are Virgin Pulse and ShareCare, both of which are larger and may have greater name recognition, access to larger customer bases, larger marketing budgets, and significantly greater resources to devote to the development, promotion, and sale of their products and services than we do. This may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions.
The broader employee experience industry is subject to domestic and global competition across the range of solution categories, which may increase or change over time and impact our ability to execute our business and growth strategies. Competition may require us to lower pricing or incur additional research and development, marketing and other costs to remain competitive. For example, there is a risk that:
•We may fail to anticipate and adapt to technology changes or customer expectations at the same rate as our competitors;
•Existing competitors could increase their competitive position through aggressive marketing, product innovation, stronger brand awareness and/or price discounting;

•Existing or new competitors could offer software at lower prices, which may affect our ability to sustain or increase prices and attract or retain customers;
•Existing or new competitors could develop channel relationships with consultants or other vendors who influence purchase decisions in ways disadvantageous to Limeade;
•Customers who currently utilize software systems offered by existing competitors (including local operators in specific markets or those with a greater market share in certain markets), may be satisfied with such solutions, or have onerous termination clauses, or may determine that it is prohibitively costly and/or time consuming to adopt our platform and solutions, or;
•New competitors, including large global corporations or large software vendors operating in adjacent industries, may enter the market. These corporations may have greater financial and other resources to apply to R&D and sales and marketing, which may enable them to expand in the employee experience industry more aggressively than us and/or better withstand any downturns in the market.
Further, our reputation could be adversely impacted by a number of factors, including adverse performance of our solutions, third-party actions such as disputes or litigation, actions of our employees, non-compliance with laws and other matters described in this risk section. These factors may result in adverse media or industry coverage. Damage to our reputation may encourage existing or potential clients to seek services from competitors which may have an adverse impact on our business, operating results and financial condition.
If we are unable to attract new customers and renew and expand sales to existing customers, our revenue growth could be slower than we expect and our business, operating results and financial condition could be adversely affected.
Our future performance depends on the ability to retain existing customers, attract new business from existing customers and attract new customers.
Our ability to retain existing customers, attract new business from existing customers and attract new customers depends on many factors including the adequacy of our employee experience solutions with respect to matters such as functionality, reliability, pricing, customer support and ability to demonstrate superior value when compared to competing products and services. One such factor is whether employees use the solutions: if we are unable to drive higher usage among employees, we may face challenges demonstrating to customers and potential customers the positive impact of our services on their businesses.
Our future revenue and growth depends on the overall growth of the well-being, listening and employee experience markets and the increasing adoption and use of SaaS-based software solutions to serve those markets. If the employee experience market or its component solution markets fail to grow as expected, or if we fail to persuade potential customers to adopt SaaS and cloud-based employee experience solutions like ours, then our revenue growth may slow, which could negatively impact our business, operating results and financial condition.
While we strive to limit the number of customers who retain the right to terminate service at any time for convenience, some customers possess this right. This introduces risk to our ability to maintain our current customer base. Existing customers who do not have a right to terminate for convenience may also choose to terminate their contracts at the end of their current terms. Of almost 1,000 customers as of March 31, 2022, approximately 1% have the ability to terminate for convenience at any time during the contract.
If we are unable to execute on our growth strategy, our business, operating results and financial condition could be adversely affected.
Our future performance will largely be contingent upon our ability to execute on our growth strategy. The current growth strategy is focused on:
•Acquiring new customers, including through additional investment in our core markets and expansion into new markets;

•Expansions and upsells to existing customers;
•Expanding our platform and integrated solutions; and
•Accelerating growth through strategic acquisitions.
Failure of part or all of the growth strategy would adversely affect our business, operating results and financial condition.
Since commencing operations in 2006, our core offering has been a software-based well-being and engagement solution (now called Limeade Well-Being). The majority of our current revenues are generated from Limeade Well-Being. We believe that there is a broader and larger market opportunity in providing additional integrated solutions that serve both to elevate company culture and increase employee and company performance. Some providers who operate in only one of the various solution categories have seen success combining solutions in a single platform. This newness makes it more difficult to fully and accurately evaluate the market opportunity and business prospects and to comprehensively assess the risks and challenges we may be exposed to, than would be the case for a long-established market or business. No assurance can be given that we will achieve our growth objectives, deliver expected returns or ultimately be profitable.
If we are not able to effectively introduce enhancements to our platform, including new products, services, features and functionality, that achieve market acceptance, or keep pace with technological developments, our business, operating results and financial condition could be adversely affected.
Developing compelling solutions and the adoption of these solutions by new and existing customers may take longer than we expect, which would have a corresponding impact on the development and maturity of new revenue sources. Further, new competitive third-party technologies could prove to be more advanced or more compelling for customers or could be commercialized more quickly than our comparable products and solutions. This is particularly the case in the employee experience software industry, where we believe that the timing for releasing features and solutions is an important factor in success.
Even with an appropriate and predictable period for development and adoption, our new solutions or features may not be well received by customers, which could result in a corresponding lack of adoption. Further, the launch of new solutions also carries operational risks. For instance, if we are unable to develop appropriate and effective sales channels for new solutions, we may not be able to successfully attract customers to those solutions at appropriate pricing, which could have an adverse impact on our business, operating results and financial condition.
Real or perceived defects or errors on our platform could harm our reputation, result in significant costs to us and impair our ability to sell subscriptions to our platform and related services.
We may fail to adequately maintain our employee experience platform integrated and solutions and any updates may introduce errors and performance issues, which could cause customers’ satisfaction with our platform and solutions to decline. Customer satisfaction may also decline as a result of real or perceived reductions in functionality, integration capability, product quality, reliability, cost-effectiveness, and customer support for our platform and solutions, or a failure to accommodate and reflect changes and developments in technology or in the commercial and regulatory environments in which we operate. Any of these factors may result in reduced sales and usage, loss of customers, damage to reputation, an inability to attract new clients or expand business with existing customers, and potentially claims for breach of contract.
Our future revenue and growth also depend on our ability to develop enhancements and new features and products for our platform and solutions so that our customers’ needs continue to be met, and so that we can continue to attract new customers and generate additional revenue from existing customers. The development and introduction of new features and modules and products may not be successful, due to various factors including insufficient investment, unforeseen costs, poor performance and reliability, low customer acceptance, existing competition and economic and market conditions. The failure to develop successful new solutions, products or features may materially adversely impact our business, operating results and financial condition.

Unanticipated costs or delays in connection with development or implementation of our solutions could have a material adverse impact on our margins and, ultimately, our business, operating results and financial condition.
We estimate the expected cost and associated revenue of our solutions in advance of the formal launch with a customer, the timing of which is dependent upon assumptions, estimates and judgments which may ultimately prove to be inaccurate, unreliable or outside of our control and give rise to unanticipated costs or delays. For example, during the course of product implementation, there may be errors and omissions, unforeseen technical issues, inadequate contractual arrangements or changing customer timelines. Should significant unanticipated costs arise, this could have a material adverse impact on our margins and, ultimately, our business, operating results and financial condition.
We invest significantly in research and development, and to the extent our research and development investments do not translate into enhancements to our platform, or if we do not make those investments efficiently, our business, operating results and financial condition could be adversely impacted.
Innovative product development is critical to our growth. For each of the years ended December 31, 2021 and 2020, our research and development expenses were $20.4 million and $17.0 million, respectively. For the three months ended March 31, 2022 and 2021, our research and development expenses were $6.0 million and $5.1 million, respectively. Although developing software is expensive, we believe we must continue to dedicate resources to remain an innovative software company. We may not, however, receive significant revenue from these investments for several years, or may not realize such benefits at all. Further, we capitalize certain development costs, which are amortized over their useful economic lives, in accordance with U.S. GAAP. Any decrease in the amount of costs capitalized over time, or impairment of assets required to be made, may have an adverse impact on our business, operating results and financial condition.
Our long-term success depends, in part, on our ability to expand the sales of our platform to customers located outside of the United States and our current, and any further, expansion of our international operations exposes us to risks that could have a material adverse effect on our business, operating results and financial condition.
While we currently provide our solutions mostly to customers based in the U.S., we intend to continue to expand to additional international markets by selling to non-U.S. customers. Over 96% our contracted annual recurring revenue (“CARR”), as of March 31, 2022 is from customers headquartered in the U.S. We may not be able to grow our business outside of the U.S. at the rate at which we expect, which may have a materially adverse impact on our future financial performance.
Further, as we expand into new international jurisdictions, we will be exposed to risks associated with doing business in regions that may have political, legal and economic instability or less sophisticated legal and regulatory systems and frameworks, including:
•recruiting and retaining talented and capable employees in foreign countries;
•increased exposure to public health issues, such as the COVID-19 pandemic;
•providing our platform to customers from different cultures, which may require us to adapt to sales practices, modify our platform, and provide features necessary to effectively serve the local market;
•the burden of complying with a wide variety of laws, including those relating to labor matters, permanent establishment, payroll tax and other tax considerations;
•compliance with privacy, data protection, encryption, biometric and information security laws, such as the CCPA and EU Data Protection Directive and the European GDPR;
•longer sales cycles in some countries;
•weaker intellectual property protection in some countries;
•compliance with anti-bribery laws, such as the FCPA, and the UK Bribery Act;

•currency exchange rate fluctuations;
•tariffs, export, and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;
•foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
•economic or political instability in countries where we may operate;
•corporate espionage;
•compliance with the laws of numerous taxing jurisdictions, both foreign and domestic, in which we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws;
•increased costs to establish and maintain effective controls at foreign locations; and
•overall higher costs of doing business internationally.
Our international sales and operations may be subject to foreign governmental laws and regulations that vary substantially from country to country, increasing the costs we incur to achieve compliance and the potential for non-compliance. Further, we may be unable to keep up to date with changes in government laws and regulations as they change over time. Failure to comply with these laws and regulations could result in adverse effects to our business. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. and foreign laws and regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations and our internal policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and regulations or our internal policies. Violations of laws or regulations by our employees, contractors, partners, or agents could result in litigation, regulatory action, costs of investigation, delays in revenue recognition, delays in financial reporting, financial reporting misstatements, fines, penalties, or a prohibition on selling our platform and solutions, any of which could have an adverse effect on our business, operating results, and financial condition.
If we fail to offer high-quality customer support, our business, operating results and financial condition could be adversely impacted and our reputation will suffer.
Once our platform is deployed to our customers, our customers rely on our support services to resolve any related issues. High-quality customer education and customer support is critical to the successful marketing and sale of our products and our efforts to expand business with existing customers. The importance of high-quality customer support will increase as we expand our business and pursue new organizations. If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing customer support, our ability to maintain customer relationships and expand business with our existing customers could suffer and our reputation with existing or potential customers could be harmed, all of which could adversely impact our business, operating results and financial condition.
The majority of our customer base consists of large and mid-sized organizations, and we currently generate a significant portion of our revenue from a relatively small number of organizations, the loss of any of which could adversely impact our business, operating results and financial condition.
The majority of our revenue is dependent on orders from fewer than 100 enterprise customers. Our largest customer contracts comprise a meaningful portion of overall revenue and CARR, with the largest customer accounting for 9.5% of CARR for the fiscal year ended December 31, 2021, and the top five customers collectively accounting for 26% of CARR for the same period. The remaining contract term of the five largest customer contracts range from one to two years.
The relatively meaningful nature of the top five customers means the loss of one or more of these customers could have a material impact on our operating performance and financial condition. In addition to the risk of contract termination, there is a risk that upon contract renewal we may not be able to secure the same, or improved, rates and contract terms. In the event of contract termination or renewal on less favorable terms, we may not be able replace the loss in revenue. This could have a material adverse effect on our business, operating results and financial condition.
As a substantial portion of our sales efforts are targeted at large enterprise customers, our sales cycle may become increasingly lengthy and more expensive and we may encounter greater pricing pressure, all of which could adversely impact our business, operating results and financial condition.
Because a substantial portion of our sales efforts are increasingly targeted at large enterprise customers, we face greater costs, longer sales cycles, and less predictability in the completion of some of our sales. Larger organizations typically have longer decision-making cycles, require greater functionality and scalability, expect a broader range of services, demand that vendors take on a larger share of risks, demand higher levels of customer service and support, and expect greater payment flexibility from vendors. We typically are required to spend time and resources to familiarize potential customers with the value proposition of our platform and solutions, and this can often take longer with large enterprise customers. As a result of these factors, sales opportunities with large organizations may require us to devote greater sales and administrative support and professional services resources to individual customers, which could increase our costs, lengthen our sales cycle, and divert our own sales and professional services resources to a smaller number of larger customers. We may spend substantial time, effort, and money in our sales efforts without being successful in producing any sales. All these factors can add further risk to business conducted with these customers. In addition, if sales expected from a large customer for a particular quarter or year are not realized in that quarter or year or at all, our business, operating results and financial condition could be materially and adversely affected.
Our revenue growth and ability to achieve and sustain profitability will depend, in part on being able to expand our direct sales and customer success team force and increase the productivity of both.
We believe that our future growth will depend on the continued recruiting, retention and training of our direct sales team and their ability to obtain new customers and our customer success team and their ability to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of inside sales and customer success personnel. New hires require significant training and may, in some cases, take more than a year before becoming productive, if at all. If we are unable to hire and develop a sufficient number of productive members of our sales team, including in geographies where we seek to expand, sales of our platform and solutions will suffer. Any of these events could impede our growth and materially harm our business, operating results and financial condition.
From time to time we provide performance guarantees and/or service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our business, operating results and financial condition.
Our customer contracts typically provide for service level commitments, which relate to annual uptime, certain response times and other factors, including product usage and value. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our platform, we may be contractually obligated to provide these customers with service credits, refunds for prepaid amounts related to unused subscription services, or other remedies, or we could face contract terminations. In addition, we could face legal claims for breach of contract, tort, or breach of warranty. Although we typically have contractual protections, such as warranty disclaimers and limitation of liability provisions, in our customer agreements, they may not fully or effectively protect us from claims by customers or other third parties. Our ability to deliver our services depends in part on our relationships with third party vendors, such as cloud service providers. We may not be fully indemnified by our vendors for service interruptions that are beyond our control, and any insurance coverage we may have may not adequately cover all claims asserted against us or cover only a portion of such claims. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources. As such, our revenue could be adversely impacted if we fail to meet our service level commitments under our agreements with our customers, including, but not limited to, support response times and service outages. Although we have not been required to provide customers with service credits that have been material to our operating results historically, we cannot assure you that we will not incur material costs associated with providing service credits to our customers in the future. Therefore, any failure to meet our service level commitments could adversely impact our reputation, business, operating results and financial condition.
Unfavorable conditions in our industry or the economy more generally or reductions in information technology spending could limit our ability to grow our business and adversely affect our business, operating results and financial condition.
Our operating results may vary based on the impact of changes in our industry or the economy more generally on us or our customers. Our business and operating results depend on demand for information technology generally and for customer experience software solutions in particular, which in turn is influenced by the scale of business that our customers are conducting. Weak economic conditions, either in the U.S. or internationally, including as a result of recessions or other adverse economic changes, financial and credit market fluctuations, political turmoil, natural catastrophes, domestic or geopolitical crises, such as terrorism, military conflict, including the continuing war between Russia and Ukraine, or the perception that hostilities may be imminent, and public health crises, such as the COVID-19 pandemic, and related public health measures, could cause a decrease in business investments, including spending on information technology generally and employee experience software solutions in particular. To the extent that weak economic conditions cause our existing customers or potential customers to reduce their budget for employee experience solutions or to perceive spending on such systems as discretionary, demand for our platform and solutions may be adversely affected. Moreover, customers and potential customers may require extended billing terms and other financial concessions, which would limit our ability to grow our business and adversely affect our business, operating results and financial condition.
Our business depends on the strength of our reputation, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base, to attract and retain employees and to achieve our growth aspirations.
Maintaining the strength of our reputation is an important aspect in retaining and growing our business and successfully executing our growth strategy. Any negative publicity relating to our employees, customers, partners, or others associated with these parties, may impact our reputation with customers and in the market generally. This may adversely impact our ability to retain and expand our customer base, to attract and retain employees, and to achieve our growth aspirations, which may have a material adverse impact on our business, operating results and financial condition.
Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.
We typically enter into agreements with a term of three years with our customers, but which may be longer or shorter in limited circumstances. If customers fail to pay us under the terms of our agreements, we may be adversely affected both due to the inability to collect amounts due and the costs of enforcing the terms of our contracts, including litigation. The risk of such negative effects increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts in an untimely manner, either of which could adversely affect our operating results, financial position, and cash flow. Moreover, as a result of the COVID-19 pandemic, some existing customers have negotiated, and others may attempt to renegotiate, contracts and obtain concessions, including, among other things, longer payment terms or modified subscription dates, or may fail to make payments on their existing contracts, which may materially and negatively impact our business, operating results and financial condition.
Our business depends largely on our ability to attract and retain talented employees, including senior management. If we lose the services of the members of our senior management team, we may not be able to execute on our business strategy.
We rely on the talent, effort, expertise, industry experience and contacts, and leadership of our management. The retention of senior management cannot be guaranteed, and the loss of any senior members of management and the inability to recruit suitable replacements may negatively impact our business, operating results and financial condition.

Separate from the management team, we may be unable to attract and retain suitable personnel for non-management positions, which could restrict our ability to grow. Further, the majority of our employees reside in the U.S. and are employed “at will.” This means that any such employees can terminate their employment at any time with or without notice. An inability to attract and retain top talent in a number of positions critical to our growth may have an adverse impact on our business, operating results and financial condition.
In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value of our shares or CDIs declines, which it has since our initial public offering on the ASX in December 2019, it may adversely affect our ability to hire or retain skilled employees.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our corporate culture has been a key contributor to our success. We have worked to develop our culture, and we strive to empower our employees to continuously learn, evolve, and grow, and treat each other with respect. If we do not continue intentionally to develop our corporate culture as we grow and evolve, including maintaining a culture that encourages a sense of ownership by our employees, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. We expect to continue to hire as we expand. As we grow and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success. In addition, potential liquidity events could create disparities of wealth among our employees, which could adversely impact relations among employees and our corporate culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could adversely impact our business.
We may acquire or invest in additional companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business. We may be unable to integrate acquired businesses and technologies successfully or to achieve the expected benefits of such acquisitions.
We have consummated acquisitions in the past and may continue to seek potential acquisition candidates to add complementary companies, products, services or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We may experience operational and financial risks in connection with historical and future acquisitions if we are unable to:
•properly value prospective acquisitions, especially those with limited operating histories;
•accurately review acquisition candidates’ business practices against applicable laws and regulations and, where applicable, implement proper remediation controls, procedures, and policies;
•successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;
•overcome cultural challenges associated with integrating employees from the acquired company into our organization;
•successfully identify and realize potential synergies among acquired and existing businesses;
•fully identify potential risks and liabilities associated with acquired businesses, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, and other known and unknown liabilities;
•retain or hire senior management and other key personnel at acquired businesses; and

•successfully manage acquisition-related strain on our management, operations and financial resources and those of the various brands in our portfolio
Furthermore, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any of these events could have a material adverse effect on our business, operating results and financial condition.
Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We may make substantial investments of resources to support our acquisitions, which would result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transactions and our business may be harmed.
Our level of indebtedness may reduce our financial flexibility.
We intend to fund our capital expenditures primarily through cash flow from operations and, if necessary borrowings under available credit facilities and alternative debt or equity financings. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:
a.a portion of our cash flow from operations would be used to pay interest on borrowings;
b.the covenants contained in available credit facilities limit our ability to borrow additional funds, dispose of assets or otherwise may affect our flexibility in planning for, and reacting to, changes in general business and economic conditions;
c.a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;
d.a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and
e.any debt that we incur under our existing revolving credit facility will be at variable rates which could make us vulnerable to an increase in interest rates.
Severe weather, natural disasters, global pandemics, acts of war or terrorism, theft, civil unrest, government expropriation or other external events could have significant effects on our business.
Severe weather and natural disasters, including hurricanes, tornados, earthquakes, fires, droughts and floods, acts of war or terrorism (such as the Russia’s recent invasion of Ukraine), epidemics and global pandemics (such as the outbreak of COVID-19), theft, civil unrest, government expropriation, condemnation or other external events in the markets where our apps are available for download or where our customers live could have a significant effect on our ability to conduct business. Such events could deposit base, cause significant property damage, impair employee productivity, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our operating results and financial condition.
The COVID-19 pandemic could adversely affect our business, operating results, and financial condition.
The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. The full extent to which the COVID-19 pandemic will continue to directly or indirectly impact our business, operating results, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.

We believe the COVID-19 pandemic has negatively affected sales velocity and the size of budgets in the market for our U.S. Limeade Well-Being Solution, but we have not been able to fully quantify the full extent of potential impacts on our business, operations, or on the global economy as a whole. If the COVID-19 pandemic continues and persists for an extended period of time potential impacts include:
a.our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections;
b.certain industry sectors like transportation and retail may suffer more than others, putting increasing emphasis on cost-cutting, including from SaaS vendors;
c.substantially all of our employees are working remotely, which we expect to continue indefinitely, which may result in decreased employee productivity and morale with increased unwanted employee attrition;
d.we continue to incur fixed costs, particularly for real estate, and are deriving reduced or no benefit from those costs;
e.we may continue to experience disruptions to our growth planning, such as for facilities and international expansion;
f.we may incur costs in returning to work in our facilities around the world, including changes to the workplace, such as space planning, food service, and amenities;
g.we may be subject to legal liability for safe workplace claims;
h.we may be subject to tax or other liabilities associated with employees working in jurisdictions other than the locations in which they were hired;
i.our critical vendors could go out of business;
j.substantially all of our in-person marketing events, including conferences, have been canceled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person events and other related activities; and
k.our marketing, sales, and support organizations are accustomed to extensive face-to-face customer and partner interactions, and limiting these interactions may negatively affect our ability to sell successfully.
Any of the foregoing could adversely affect our business, operating results, and financial condition.
Risks Related to Cybersecurity, Data Privacy and Intellectual Property
If our security measures are breached and customers’ data are compromised, our offerings may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed and we could lose sales and customers.
Our platform and solutions may be subject to viruses, cyber-attacks or unauthorized access to our systems, as well as the system failure of our cloud vendors or other negative events which could render our platform unavailable for a period of time or result in the loss, theft or corruption of sensitive data. The effects of any such event could extend to reputational damage, regulatory scrutiny, claims from affected customers and their employees and government fines. Such circumstances could materially negatively impact our ability to achieve our financial and operational performance positions or prospects.
In addition, the solutions provided by us and our third-party partners store, analyze, process, handle and transmit information that is confidential, proprietary and commercially sensitive. This information includes personally identifiable information, sensitive personal data and personal health information of end users of these services. There is a risk that the measures we take to protect such information will not be sufficient to prevent unauthorized access or disclosure of such information which could cause adverse publicity, government enforcement actions or private civil litigation, all of which could have a material adverse impact on our reputation, operating results and financial condition.
While we have an insurance policy for cyber risks, it is subject to a policy limit which may not be adequate to cover all exposure arising from cyber security breaches. In addition, any significant claim against such a policy may lead to increased premium on renewal and/or additional exclusions to the terms of future policies. If insurance (including cyber insurance) is not available to cover a claim or the amount of a claim exceeds policy limits, we will be exposed to the financial impact of the event which could have an adverse impact on our business, operating results and financial condition.
Further, certain of our third-party vendors, such as cloud service providers, may receive and store information provided by us, our customers or the end users of our employee experience solutions. If third-party vendors fail to adopt or adhere to effective security practices, or there is a breach of their security systems, confidential information (including personally identifiable information and personal health information of employees of our customers and other end users) may be improperly accessed, used or disclosed which could have an adverse impact on our reputation, operating results and financial condition.
We process, store, and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.
We and our platform and solutions are subject to various laws, regulations and industry compliance requirements, which often vary significantly between jurisdictions, including in relation to privacy, data protection and data processing. We collect, process and disclose personally identifiable information (including personal health information), and are therefore subject to complex and evolving local, national and foreign laws and regulations regarding data protection, privacy, consumer protection and other matters. For example, in the U.S., we are required to comply with HIPAA and HITEC, which provide data privacy and security provisions for safeguarding medical information. In addition, the GDPR imposes stringent requirements on the security, protection and disclosure of EU personal data, including on cross-border restrictions outside of the EU and provides for significant penalties for non-compliance. In addition, any laws and regulations, including privacy and data protection laws and regulations are in a state of flux and are subject to changing and inconsistent interpretation.
Following the EU’s passage of the GDPR, which became effective in May 2018, the global data privacy compliance landscape outside of the EU has grown increasingly complex, fragmented, and financially relevant to business operations. As a result, our business faces current and prospective risks related to increased regulatory compliance costs, government enforcement actions and/or financial penalties for non-compliance, and reputational harm. For example, in July 2020, the Court of Justice of the EU invalidated a framework called Privacy Shield for companies to transfer data from the European Economic Area to the United States. This decision led to uncertainty about the legal requirements for transferring customer personal data to and from Europe, an integral process of our business that remains governed by, and subject to, GDPR requirements. Failure to comply with the GDPR data processing requirements by either ourselves or our subcontractors could lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, reputational damage, and loss of customers. The UK government is considering amending its data protection legislation. If UK data protection changes significantly from EU norms, new data flow barriers could emerge, creating costs and complexity for companies. Other countries such as Russia, China, and India have also passed or are considering passing laws imposing varying degrees of restrictive data residency requirements. Regulatory developments in the United States present additional risks. For example, the CCPA took effect on January 1, 2020, and the CPRA, which expands upon the CCPA, was passed in November 2020 and comes into effect on January 1, 2023, with a “lookback” period to January 1, 2022. The CCPA and CPRA give California consumers certain rights similar to those provided by the GDPR, and also provide for statutory damages or fines on a per violation basis that could be very large depending on the severity of the violation. Other states have enacted, or are considering, privacy laws as well. Furthermore, the U.S. Congress is considering numerous privacy bills, and the U.S. Federal Trade Commission continues to fine companies for unfair or deceptive data protection practices and may undertake its own privacy rulemaking exercise. In addition to government activity, privacy advocacy and other industry groups have established or may establish various new, additional, or different self-regulatory standards that customers may require us to adhere to and which may place additional burdens on us. Increasing sensitivity of individuals to unauthorized processing of personal data, whether real or perceived, and an increasingly uncertain trust climate may create a negative public reaction to technologies, products and services such as ours.
Compliance costs with respect to the laws and regulations, including the foregoing, and any future laws and regulations, may become onerous and any failure to comply may result in fines, litigation, investigations and significant reputational damage. Compliance obligations may also divert management’s attention from the day-to-day operation of the business. Any such results could have a material adverse effect on our business, financial performance, position and prospects.
There is also a risk that measures taken us to address current, new or changing laws are insufficient to comply with material obligations under these laws or to adequately respond to a data breach in accordance with relevant regulatory requirements and that we may not be materially compliant with all such obligations in all material respects. This could lead to claims and/or litigation, monetary penalties and fines, reputational damage and restrictions on carrying on business in certain jurisdictions, and of which could adversely affect our financial performance, position or prospects.
Any disruption of service of Microsoft Azure (Azure) or Amazon Web Services (AWS), our data hosting services, or the operation of our solutions could interrupt or delay our ability to deliver our services to our customers.
We rely on contracts with third-party vendors to maintain and support our IT infrastructure. In particular, we rely on Azure and AWS for the provision of cloud infrastructure and hosting services. Some of these contracts are not long term in nature and could be terminated on notice by counterparties. If these critical relationships are terminated or suffer a disruption in the future and we are not able to replace or accommodate those events in a timely and cost-effective manner, our operating results and financial condition may be adversely impacted.
Our business and reputation depend on the real-time performance, reliability and availability of our platform and solutions. These may fail to perform as expected or be adversely impacted by several factors, some of which may be outside of our control, including equipment faults, power failure, fire, natural disasters, computer viruses and external malicious interventions such as hacking, ransomware or denial-of-service attacks.
Our operational processes and contingency plans may not adequately address every potential event, which may impact relationships with customers or users and may adversely impact business, financial performance and reputation. Further, continued increases in the number of users on our platform and solutions may require the expanded usage of cloud computing resources. This could adversely impact our operating results and financial condition.
Our intellectual property rights are valuable, and failure to protect them could reduce the value of our products, services, and brand.
We rely on our intellectual property rights to maintain and grow our business and there is a risk that we may fail to adequately protect our rights for a number of reasons. For instance, we may be unable to detect the unauthorized use or misappropriation of our intellectual property rights. It may also be the case that certain actions taken to protect our intellectual property (such as in-house software development, data encryption, access controls, training, contractual prohibitions etc.) will not be adequate, effective or enforceable and may not prevent the misuse or misappropriation of these assets.
Any threatened or actual breach of our intellectual property rights could result in litigation or administrative proceedings, which, even if successful, are often costly, time consuming and difficult to enforce. Any failure by us to protect our intellectual property may have an adverse impact on our ability to compete, our business, operating results and financial condition.
We may become subject to intellectual property infringement claims brought against us by others.
There is a risk that third parties may allege that our solutions use intellectual property derived by them or from their products without their consent or permission. We may be the subject of claims which could results in disputes or litigation, which could result in the payment of monetary damages, cause delays and increase costs, which in turn could have an adverse impact on our operations, reputation, operating results and financial condition.
We employ third-party licensed software for use in or with our software, and the inability to maintain these licenses or errors in the software we license could result in increased costs or reduced service levels, which could adversely affect our business.
Our software utilizes certain third-party software obtained under licenses. We anticipate that we will continue to rely on such software and development tools licensed from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to alternative solutions. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our platform, delay new updates or enhancements to our platform, result in a failure of our platform, and injure our reputation.
Our platform contains open source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to sell our platform.
Software code that is freely shared in the software development community is referred to as open source code, and software applications built from open source code are referred to as open source software. Our solutions incorporate certain open source software and we may continue to use open source software in our platform in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. Use and distribution of open source software may entail greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. If we combine our proprietary software with open source software in a certain manner, it could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar services and platforms with lower development effort and time and ultimately could reduce or eliminate our ability to commercialize or profit from our software.
Moreover, we cannot assure you that our processes for controlling our use of open source software in our solutions will be effective. If we have not complied with the terms of an applicable open source software license, we may need to seek licenses from third parties to continue offering our solutions on terms that are not economically feasible, to re-engineer our platform to remove or replace the open source software, to discontinue the sale of our platform if re-engineering could not be accomplished on a timely basis, to pay monetary damages, or to make available the source code for aspects of our proprietary technology, any of which could adversely affect our business, operating results and financial condition.
In addition to risks related to license requirements, use of open source software can involve greater risks than those associated with use of third-party commercial software, as open source licensors generally do not provide warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will not abandon further development and maintenance of such open source software. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our platform.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers, partners, and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, data and security breaches, and other liabilities relating to or arising from our software, services, acts, or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition. Although in some cases we contractually limit our liability with respect to such obligations, we do not always do so or our obligations are capped at a high amount, and in the future we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our solutions, and harm our business, operating results and financial condition.
Risks Related to Financial Matters
Because we recognize revenue from our subscriptions over the subscription term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern. In addition, pricing options we may offer could reduce visibility into our operating results and financial condition.
A substantial majority of our revenue is earned under a subscription pricing model, and we generally recognize revenue ratably over the term of a subscription. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a minimal impact on our revenue for that quarter. However, such a decline would negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our operating results until future periods. Our subscription or pricing models may not accurately reflect the optimal pricing necessary to attract new customers and retain existing customers as the market matures. As the market for our platform matures, or as competitors introduce new products and services that compete with ours, we may be unable to attract new customers and retain existing customers at the same price or based on the same pricing models as we have used historically. Moreover, we may from time to time decide to make further changes to our pricing model due to a variety of reasons, including changes to the market for our products and services, pricing pressures, and the introduction of new products and services by competitors. Changes to any components of our pricing model may, among other things, result in customer dissatisfaction and could lead to a loss of customers and could negatively impact our business, operating results and financial condition.
Our operating results may fluctuate from period-to-period, which makes our future results difficult to predict.
Our operating results have fluctuated from period-to-period in the past and may fluctuate in the future, which makes it difficult to forecast our future results and subjects us to a number of uncertainties, including our ability to plan for and anticipate future growth. As a result, you should not rely upon our past operating results as indicators of future performance. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving markets, such as the risks and uncertainties described herein. Our operating results in any given period can be influenced by numerous factors, many of which are unpredictable or are outside of our control. As such, we believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. The variability and unpredictability of our operating results could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, then the trading price of our CDIs could fall substantially, and we could face claims from investors.
We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms favorable to us or at all.
We expect that our existing cash and cash equivalents, together with borrowing under our Credit Facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources”, will be sufficient to meet our anticipated cash needs and business objectives for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, the timing and the amount of cash received from subscribers, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, and the continuing market adoption of our employee experience platform and integrated solutions. We intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Moreover, in the future we may enter into arrangements to acquire or invest in complementary businesses, services, and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Any such additional funding may not be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock or CDIs could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our common stock (and by extension, our CDIs). Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.
We may not have adequate insurance to cover losses and liabilities.
We maintain insurance that we consider appropriate for our operations. However, not all risks will be insured against, whether because the appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived risks and benefits that may accrue. Accordingly, we may not be fully insured against all losses and liabilities that may arise from our operations. The occurrence of a significant adverse event not fully or partially covered by insurance could have a material adverse effect on our business, financial performance and position.
If currency exchange rates fluctuate substantially in the future, our operating results, which are reported in U.S. dollars, could be adversely affected.
We present our financial statements in U.S. Dollar (“USD” or “US$”). However, certain expenses and revenue are denominated in non-USD currencies, in particular the Euro and Canadian dollar. While these currently represent only a modest portion of our cost base, there is potential that revenues and financial results will be exposed to movements of the USD against these foreign currencies. The risk may be increased where the foreign currency against the USD becomes more volatile, for example, due to economic, political factors, or significant events that may occur in the jurisdictions of those foreign currencies.
Investors’ expectations of our performance relating to environmental, social, and governance factors may impose additional costs and expose us to new risks.
There is an increasing focus from certain investors, employees, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance factors. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies’ corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.
Furthermore, if our competitors’ corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, employees, customers and other stakeholders, or, if our initiatives are not executed as planned, our reputation and business, operating results and financial condition could be adversely impacted.

Changes in our effective tax rate could impact our financial results.
Any change, including a change in interpretation, in tax legislation, including, but not limited to, the imposition of new taxes or increases in tax rates, availability of tax credits, or any change in the tax treatment of assets or liabilities held by us may have a material adverse impact on our business, and our financial performance, position and prospects.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
Under U.S. federal income tax principles set forth in Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws), that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to certain limitations under Section 382 of the Code. Such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, operating results and financial condition.
The applicability of sales, use, and other tax laws or regulations on our business is uncertain. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could subject us to additional tax liability and related interest and penalties, increase the costs of our services and adversely impact our business.
The application of U.S. federal, state, local, and foreign tax laws to services provided electronically is evolving. New income, sales, use, value-added, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services provided over the Internet or could otherwise materially affect our financial position and operating results. Many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations.
After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc. in 2018, many states have enacted laws that would require tax reporting, collection, or tax remittance on items sold online. States, localities, the U.S. federal government or other countries may seek to impose additional reporting, record-keeping and/or indirect tax collection obligations on our businesses. New legislation could require us to incur substantial costs, including costs associated with tax calculation, collection and remittance, and audit requirements, and could adversely affect our business, operating results, and financial condition.
We also have been and may in the future be subject to additional tax liabilities and related interest and penalties due to changes in indirect and non-income based taxes resulting from changes in U.S. federal, state, local or foreign tax laws, changes in taxing jurisdictions and administrative interpretations, decisions, policies and positions, result of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. It is possible that one or more states could seek to impose sales, use, or other tax collection obligations on us with regard to sales or orders on our business platform. These taxes may be applicable to past sales. A successful assertion by a taxing authority that we should be collecting additional sales, use or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses, which could seriously harm our business, operating results, and financial condition. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be adversely impacted.
We have identified a material weakness in our internal control over technical accounting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results and prevent fraud. As a result, current and potential stockholders could lose confidence in our financial statements, which would harm the trading price of our common stock.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles.
In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2021, our auditors identified a material weakness in our internal control over technical accounting. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In light of this deficiency, we plan to hire additional technical accounting talent to our internal team, institute a more thorough review of technical accounting events, and consult third-party professionals as needed.
Risks Related to Legal and Regulatory Matters
We will incur significant costs and are subject to additional regulations and requirements as a public company in both Australia and the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the listing standards of ASX and any U.S. securities exchange on which our shares may become listed for trading. In addition, key members of our management team have limited experience managing a public company.
As a Washington State corporation, Limeade must ensure continued compliance with Washington laws, including the Washington Business Corporation Act. In addition, since we are listed on the ASX and registered as a foreign company in Australia, we will also need to ensure continuous compliance with relevant Australian laws and regulations, including the ASX Listing Rules and, to the extent applicable, the Corporations Act. To the extent of any inconsistency between the Washington and Australian law and regulations, we may need to make changes to our business operations, structure or policies to resolve such inconsistency. If we are required to make such changes, this is likely to result in additional demands on management and extra costs.
As a U.S. public company, we will incur significant legal, accounting and other expenses that are not incurred by companies listed solely on the ASX, including costs associated with U.S. public company reporting requirements. Compliance with these requirements will place a strain on our management, systems and resources. The Exchange Act requires that file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of shareholders. We also have incurred and will continue to incur costs associated with the ASX Listing Rules and the Sarbanes-Oxley Act and rules implemented by the SEC. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The ASX requires, and any U.S. securities exchange in which our shares may be listed for trading will require, that we comply with various corporate governance requirements. The expenses generally incurred by U.S. public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements Furthermore, if we are unable to satisfy our obligations as a listed company, we could be subject to delisting of our CDIs on the ASX or any U.S. securities exchange on which our shares may be listed for trading, fines, sanctions and other regulatory action and potentially civil litigation.
Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company in the United States, being subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors, as well as the interaction of such oversight and reporting obligations with those applicable under ASX listing and regulatory requirements. These new obligations and constituents may require us to employ additional specialized staff and seek advice from third party service provides. They will also require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.
We are subject to risks related to government contracts and related procurement regulations, which may adversely impact our business and operating results.
Our contracts with federal, state and local government entities are subject to various procurement regulations and other requirements relating to their formation, administration, performance, and termination, which could adversely impact our business and operating results. Government certification requirements applicable to our platform may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the full or revised certification. These laws and regulations provide public sector customers various rights, many of which are not typically found in commercial contracts. For instance, these regulations may require the certification and disclosure of cost and pricing data and other sensitive information in connection with contract negotiations under certain contract types. Any public disclosure of such information may adversely impact our competitive position and our operating results. We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for delays, interruptions, or termination by the government at any time, without cause, which activities may adversely affect our business and operating results and impact other existing or prospective government contracts.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.
We may be subject to litigation and other claims and disputes in the course of doing business, including contractual disputes and indemnity claims, misleading and deceptive conduct claims, employment-related claims and intellectual property disputes and claims, including based on allegations of infringement, misappropriation or other violations of intellectual property rights. For example, claims may be made by competitors, employees or other entities who assert ownership of patents, copyrights, trademarks or trade secrets. Claims may relate to existing products or new products that we develop.
Given that we store, analyze, process, handle and transmit end-user and other data, there is also the risk that we may be subject to regulatory investigations and sanctions or fines by governmental agencies in the event of non-compliance with relevant statutory and regulatory requirements. Such litigation, claims, disputes or investigations, including the legal fees and other costs in defending claims and costs of settling claims or paying sanctions or fines, and any associated operational impacts, may be costly and damaging to our reputation and business relationships, any of which could have a material adverse effect on our financial performance, position and prospects and industry standing.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.
We are subject to the FCPA and other applicable anti-corruption, anti-bribery and anti-money laundering laws. These laws, among other things, prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private- sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risk if we, or any of our directors, officers, employees, agents or representatives, fail to comply with these laws, and governmental authorities in the U.S. and elsewhere could seek to impose substantial civil and/or criminal fines and penalties that could have a material adverse effect on our business, reputation, operating results and financial condition.
We are required to comply with governmental export control and sanctions laws and regulations. Our failure to comply with these laws and regulations would have an adverse effect on our business, operating results, and financial condition.
Our platform is subject to governmental, including United States and EU, export control laws and regulations, and as a U.S. company we are covered by the U.S. sanctions laws and regulations. U.S. export control and economic sanctions laws and regulations prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, and complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. While we take precautions to prevent our platform from being exported in violation of these laws or engaging in any other activities that are subject to these regulations, we may fail to fully comply with these laws and regulations. If we are found to have failed to comply with U.S. export laws, U.S. Customs regulations and import regulations, U.S. economic sanctions, and other countries’ import and export laws, we could be subject to substantial civil and criminal penalties, including fines for the company, incarceration for responsible employees and managers, and the possible loss of export or import privileges as well as incur reputational harm.
We incorporate encryption technology into certain of our products and certain encryption products may be exported outside of the United States only by a license or a license exception. In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to deploy our products in those countries. Although we take precautions to prevent our platform from being provided in violation of such laws, we cannot assure you that inadvertent violations of such laws have not occurred or will not occur in connection with the distribution of our platform despite the precautions we take. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our platform, could harm our international sales and adversely affect our operating results.
Further, if our partners fail to obtain required import, export, or re-export licenses or permits, we may also be harmed, become the subject of government investigations or penalties, and incur reputational harm. Changes in our platform or changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely impact our business, operating results and financial condition.
Risks Related to Our Common Stock and CDIs
Our common stock may never be listed on a major U.S. stock exchange.
While we may seek the listing of our common stock on a U.S. securities exchange at some time in the future, we cannot ensure when, if ever, we will do so, that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchange, or our common stock is otherwise rejected for listing, the trading price of our common stock could suffer, the trading market for our common stock may be less liquid, and our common stock price may be subject to increased volatility.

The market price of our CDIs and common stock may be volatile, which could cause the value of our common stock to decline.
The trading price of our CDIs on the ASX has been volatile, and even if a trading market for our common stock develops in the U.S., the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our CDIs and common stock if a market develops may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations as a result of a variety of factors, many of which are beyond our control but may nonetheless decrease the market price of our CDIs and common stock if a market develops, regardless of our actual operating performance, including:
a.public reaction to our press releases, announcements and filings with the SEC and ASX;
b.our operating and financial performance;
c.fluctuations in market prices and trading volumes of technology;
d.changes in market valuations of similar companies;
e.departures of key personnel;
f.commencement of or involvement in litigation;
g.changes in economic and political conditions, financial markets, and/or the technology industry;
h.interest rate fluctuations;
i.changes in accounting standards, policies, guidance, interpretations, or principles;
j.actions by our stockholders;
k.the failure of securities analysts to cover our CDIs or common stock and/or changes in their recommendations and estimates of our financial performance;
l.future sales of our common stock, CDIs or other equity securities;
m.trading prices and trading volumes of our CDIs on the ASX; and
n.the other factors described in these “Risk Factors”.
The stock market has in the past experienced extreme price and volume fluctuations, and, following periods of such volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Additionally, our securities may in the future trade on more than one stock exchange and this may result in price variations between the markets and volatility in our stock price. Our CDIs are currently listed on the ASX. Although we do not currently plan to list our common stock on a U.S. securities exchange in the future, we may opt to do so if we determine the benefits outweigh the costs. Moreover, it is possible that our common stock could be traded in the over-the-counter markets in the U.S. Trading in our common stock and CDIs therefore may take place in different currencies (U.S. dollars on the U.S. securities exchange or over-the-counter market and Australian dollars (“AUD” or “A$”) on the ASX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Australia). The trading prices of our CDIs and our common stock on two markets may differ as a result of these, or other, factors. Any decrease in the price of our CDIs or common stock on either market could cause a decrease in the trading prices of our CDIs or our common stock on the other market. In addition, investors may seek to profit by exploiting the difference, if any, between the price of our CDIs on the ASX and the price of shares of our common stock on a U.S. securities exchange. Such arbitrage activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value and could also lead to significant volatility in the price of our common stock or CDIs.
If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our CDIs on the ASX is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts currently covering our securities ceases coverage, the trading price for our CDIs on the ASX would be negatively impacted. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our CDI performance, or if our results of operations fail to meet the expectations of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volume to decline.
U.S. investors may have difficulty in reselling their shares due to the lack of market or restrictions under state Blue Sky laws.
Our common stock is not currently traded on any U.S. securities exchange or over-the-counter market. No market in the U.S. may ever develop for our common stock, or if developed, may not be sustained in the future. Holders of our shares of common stock and persons who desire to purchase them in any U.S. trading market that might develop in the future should be aware that there might be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the shares available for trading on the over-the-counter markets, investors should consider any secondary market for our common shares to be a limited one. We have no current plans to take any action to make available to persons who wish to trade our common stock in the U.S. any exemptions under state Blue Sky laws. Accordingly, our common shares should be considered totally illiquid, which inhibits U.S. investors’ ability to resell their shares.
Our operating results and financial condition are subject to foreign currency fluctuation risks.
A portion of our revenue is denominated in non-U.S. dollars. Accordingly, our revenue will be affected by fluctuations in the rates by which the U.S. dollar is exchanged with non-U.S. dollars. Although steps may be undertaken to manage currency risk (for example via hedging strategies), adverse movements in the U.S. dollar against the non-U.S. dollar revenue may have an adverse impact on our business, operating results and financial condition. We have not historically used foreign exchange contracts to help manage foreign exchange rate exposures.
If we are not able to maintain sufficient cash funds, we may cease trading on the ASX.
If we are not able to maintain sufficient funds to fund our activities or if ASX considers that our financial position is not adequate to warrant the continued quotation of our CDIs on ASX, ASX may suspend our CDIs from quotation. This would limit our liquidity and, in particular, could harm the ability of CDI holders to liquidate their position in our company. In addition, the value of our company could decline if we are not able to maintain our listing on ASX.
The different characteristics of the capital markets in Australia and the United States may negatively affect the trading prices of our CDIs and may limit our ability to take certain actions typically performed by a U.S. company.
We are subject to ASX listing and associated Australian regulatory requirements. The listing and regulatory requirements of the ASX may limit our ability to take certain actions typically performed by a U.S. company. For example, the ASX Listing Rules limit the amount of equity securities that a listed company can issue without the approval of its stockholders over any 12 month period to 15% of the outstanding share capital on issue at the start of the period, unless an exception applies. Failure to obtain this approval may make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. ASX rules also require shareholder approval for the granting of options and restricted stock units to our directors, even when the underlying equity incentive plan has already been approved. This creates a risk that, if stockholders do not approve the grants, our directors will not receive their expected amount of equity compensation. This may make it more difficult for us to attract and retain directors, which could have a material adverse effect on our business, operating results and financial condition.
Further, ASX Listing Rules prohibit us from buying back CDIs on-market at a price which is 5% or more above the volume weighted average market price of our CDIs, calculated over the last five days on which sales of CDIs were recorded before the day on which the purchase under the buy-back was made, which, as a result, may make it more difficult to repurchase our CDIs on-market. In addition, should we wish to undertake an on-market buy-back, the ASX may impose further requirements on us as if we were subject to the Corporations Act 2001 of Australia, which may include the need to obtain shareholder approval to do so.
Lastly, the ASX Listing Rules prohibit the issuance of equity securities by a company without shareholder approval during the three-month period after it learns that a person is making, or proposes to make, a takeover for our securities, unless an exception applies. As a result, if a hostile takeover bid is made in respect of our CDIs or common stock, the ASX Listing Rules may limit our ability to issue equity securities, either as a counter-measure to the takeover bid or to fund operations.
We do not intend to pay dividends for the foreseeable future.
We do not currently expect to pay any cash dividends on our common stock or CDIs for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant. See “Item 9. Market Price And Dividends On The Registrant’s Common Equity And Related Stockholder Matters — Dividend Policy.”
Our failure to timely file this registration statement could result in an SEC enforcement proceeding, which could materially and adversely affect our financial condition and results of operations.
As of December 31, 2021, our total assets exceeded $10 million and we may have had more than 500 non-accredited holders of record of our securities. Therefore, we were required to file this registration statement pursuant to Section 12(g) of the Exchange Act by April 29, 2022. However, we failed to file this registration statement on a timely basis. Our failure to timely file our registration statement could subject us to a regulatory enforcement proceeding by the SEC, which could result in distractions of our management’s time and attention as well as monetary penalties. There can be no assurance that a regulatory enforcement proceeding, if commenced, would not have a material adverse effect on our financial condition or results of operations.
We qualify as an “emerging growth company”, as well as a “smaller reporting company”, and the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our securities less attractive to investors.
We qualify as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we plan to take advantage of certain exemptions from various reporting requirements for as long as we continue to be an emerging growth company These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved by stockholders. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this registration statement, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock or CDIs less attractive if we rely on these exemptions. If some investors find our common stock or CDIs less attractive as a result, there may be a less active trading market for our securities, and the market price of our securities may be more volatile.
We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common stock pursuant to an effective registration statement under the Securities Act, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as the Combined Company remains an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of shares of our common equity held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of shares of our common equity held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. We plan to take advantage of such reduced disclosure obligations, and therefore comparison of our financial statements with other public companies may be more difficult or impossible.
Provisions of our charter documents and Delaware law may inhibit a merger, acquisition or other change of control, which could limit the price investors might be willing to pay in the future for our CDIs.
Certain provisions of our Amended and Restated Articles of Incorporation (“Articles”), Amended and Restated Bylaws (“Bylaws”), or Washington law may discourage, delay or prevent a merger, acquisition or other change of control that shareholders may consider favorable, including provisions in our Articles or Bylaws that:
a.provide that the board of directors will be classified into three classes of directors with staggered three-year terms;
b.provide that the board of directors may establish the number of directors (within a range of 5 to 7) and fill any vacancies and newly created directorships;
c.prohibit cumulative voting for directors;
d.prohibit shareholder action by written consent unless unanimous;
e.provide that only the board of directors, chair of the board of directors, chief executive officer or holders of at least 10% of all votes entitled to be cast on an issue may call a special meeting of shareholders;

f.establish advance notice requirements for nominations for election to the board of directors or proposing matters that may be acted upon by shareholders at annual shareholders’ meetings;
g.provide for a heightened quorum requirement applicable to the removal of directors at a special meeting of shareholders;
h.authorize the issuance of “blank check” preferred stock that the board of directors could use to implement a shareholder rights plan;
i.provide that the board of directors is expressly authorized to make, alter or repeal the bylaws; and
j.provide that Washington State courts will be the exclusive forum for certain internal corporate proceedings, including claims asserting a breach of fiduciary duty or violation of the Washington State company law.
These provisions may also discourage or prevent transactions in which shareholders might otherwise receive a premium for their CDIs. These provisions may also limit the price that investors would be willing to pay in the future for the CDIs, thereby depressing the market price of the CDIs. Shareholders who wish to participate in these transactions may not have the opportunity to do so.
In addition, pursuant to a provision in our Articles, we are subject to Chapter 23B.19 of the Revised Code of Washington (the RCW), which generally prohibits us from engaging in a “significant business transaction” with an “acquiring person” who acquires 10% or more of our voting shares for a period of five years following the date of the share acquisition, unless either the acquiring person attained such status with the prior approval of the board of directors (“the Board”) or the significant business transaction is approved by the Board and holders of at least two thirds of the votes entitled to be cast by the outstanding voting shares, except shares beneficially owned or under the voting control of the acquiring person. A “significant business transaction” may include a merger, share exchange, asset sale or certain other transactions described in Chapter 23B.19 of the RCW. Generally, an acquiring person is a person, or group of persons, who hold 10% or more of a company’s voting shares. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the CDIs held by shareholders.
We have not yet tested our internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). If we identify a material weakness in the future that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common stock and CDIs.
We have not previously been required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a registrant, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until 2023, the year following our first annual report required to be filed with the SEC. Pursuant to the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following the effectiveness of this registration statement on Form 10. Accordingly, our internal controls over financial reporting does not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. We will establish formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization.

To comply with Section 404, we may need to incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial, and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm identify continued deficiencies in our disclosure controls and procedures, or deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be negatively affected. We could also become subject to investigations by the SEC, the ASX, and other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.
Our Articles provide, subject to exceptions, that the federal and state courts in Washington are the exclusive forum for certain shareholder litigation matters, which could limit our stockholders’ ability to bring a claim in a judicial forum that they find more favorable for disputes with us or our directors, officers, employees or stockholders.
Pursuant to our Articles, unless we consent in writing to the selection of an alternative forum, the state or federal courts located in King County, Washington, will be the exclusive forum for any internal corporate proceeding (as defined by RCW 23B.02.080). The forum selection clause in our Articles may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to bring a claim in a judicial forum that they find more favorable for disputes with us or any of our directors, officers, other employees, or stockholders. The exclusive forum provision does not apply to any actions under United States federal securities laws.
Alternatively, if a court were to find the choice of forum provision contained in our Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

ITEM 2.    FINANCIAL INFORMATION
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Registration Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Registration Statement, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this Registration Statement, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk Factors” section to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this Registration Statement titled “Cautionary Notice Regarding Forward-Looking Statements.”
Overview
We are a leading provider of cloud-based employee experience software solutions (the “Limeade software solutions”) which include Limeade Well-Being, Limeade EX and Limeade Advanced Listening. We were incorporated in February 2006 in the state of Washington. We are headquartered in Bellevue, Washington and have wholly owned subsidiaries with offices in Canada, Germany, and Vietnam and a branch registered in Australia. These entities provide business development, software development, and support service.
The Limeade software solutions are sold to organizations through a subscription-based revenue model. Our contracted annual recurring revenue (“CARR”), which represents the total value of contracted revenue at a point in time expressed on an annualized basis, assuming a full contract term and excluding any implementation fees or one-time projects, was $57.3 million and $56.8 million as of March 31, 2022 and December 31, 2021, respectively. Our primary target market for the Limeade Well-Being and Limeade EX solutions is companies with 5,000 or more employees. For Limeade Advanced Listening, the target market is companies with 500-5,000 employees. We also serve companies with fewer than 500 employees, and non-employer entities including health plans and their member populations. As of March 31, 2022, we had almost 1,000 customers with millions users located in the U.S. and over 100 other countries.
We recorded revenue of $55.2 million for the year ended December 31, 2021 compared to revenue of $56.6 million for the year ended December 31, 2020. We recorded revenue of $12.7 million for the three months ended March 31, 2022 compared to revenue of $13.1 million for the three months ended March 31, 2021. Our net losses were $10.0 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively, and $6.5 million and $2.9 million for the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022, we had an accumulated deficit of $55.9 million.
Initial Public Offering
On December 20, 2019, we completed our initial public offering (“IPO”) on the Australian Securities Exchange (“ASX”), pursuant to which we issued and sold an aggregate of 27,060,208 CHESS Depository Interests (“CDIs”) each representing one share of common stock at AUD$1.85 per CDI, resulting in net proceeds of $30.2 million after deducting underwriting discounts, commissions and offering costs of $4.1 million.
Business Combination
On July 28, 2021, we acquired TINYpulse, a Seattle-based leader in employee listening (engagement) software. We continue to offer the TINYpulse products, now branded as the Limeade Advanced Listening solution, to existing customers and are focused on selling Limeade Advanced Listening to new customers and markets and developing the products further. The total consideration transferred related to this transaction was $9.1 million of cash consideration and an additional estimated earnout consideration of $0.9 million as of December 31, 2021 and March 31, 2022. The earnout consideration has defined evaluation periods at six, twelve, and eighteen months after the closing date of the acquisition and will be paid to the pre-merger company if the certain specified CARR targets are met. The financial results of the acquired business are included in our consolidated results from the date of acquisition. Refer to Note 14 to our consolidated financial statements for additional information.
Impact of COVID-19
The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. In view of the rapidly changing business environment, unprecedented market volatility and heightened degree of uncertainty resulting from COVID-19, we are currently unable to fully determine its future impact on our business. We will continue to monitor the progression of the pandemic and its potential effect on our financial position, results of operations and cash flow. For further discussion of the potential impacts of the ongoing COVID-19 pandemic on our business, operating results, and financial condition, see the section titled “Risk Factors” included in Item 1A in this Registration Statement. Other factors affecting our performance are discussed below, although we caution that the ongoing COVID-19 pandemic may also further impact these factors.
Contracted Annual Recurring Revenue (CARR)
We use CARR to better understand and assess the performance of our business as a leading indicator of future revenue performance. CARR also provides a normalized view of customer retention, renewal and expansion, as well as growth from new customers. CARR should be viewed independently of revenue and deferred revenue, and are not intended to be combined with or to replace either of those items.
Key Factors Affecting Our Performance
We aim to deliver innovative and valuable employee experience software solutions via the Limeade platform, building on its long track record of strength in employee well-being and engagement. We aim to increase awareness of the benefits of our employee experience platform and solutions. Limeade intends to invest heavily in the essential functions that are expected to help support strong growth, including roles related to product, research and development, the Limeade Institute, leadership (including general and administrative), sales, marketing, customer success and customer operations. To execute on our growth initiatives, we have developed a growth strategy that is primarily based around but not limited to, the following elements:
•Acquire new Limeade Well-Being customers with 5,000 or more employees, primarily in North America
•Acquire new Limeade EX customers with 5,000 or more employees, primarily in the EU and other markets;
•Acquire new Limeade Advanced Listening customers with 500-5,000 employees;
•Expand populations and upsell solutions and services to all existing customers for all solutions
•Continue to expand platform and solutions offerings with internal development; and
•Accelerate growth through strategic acquisitions.
Components of Results of Operations
Revenue
Subscription Revenue
Subscription revenue primarily consists of fees for cloud-based subscriptions which allow customers to access our software during a contractual period without taking possession of the software. Our subscription arrangements typically contain a contract period of three years, and can be billable in annual, quarterly, or monthly invoices. The majority of these contracts allow the customer to terminate at the anniversaries. Billings or payments received in advance of customers being provided access to the software are deferred. We recognize revenue related to these cloud-based subscriptions ratably over the life of the subscription agreement beginning when the customer first has access to the software.

Subscription revenue also includes third-party services such as health coaching and content subscription services, which are often contracted for and billed to the customer by us. Revenue associated with these arrangements is recognized net of costs charged to us by the third-party providers and is generally recognized on a ratable basis over the contract period.
Other Revenue
Other revenue includes implementation fees for subscription software and related programs, as well as other services such as onsite client program managers, biometric data collection, and onsite screenings. Billings or payments received in advance of performance of other revenue service are deferred and are recognized as the services are performed, or ratably over the contract period, depending on the service.
Cost of Revenue and Gross Margin
Cost of revenue includes personnel and related costs including salaries, benefits, related payroll tax and allocated facilities costs for employees in the customer operations and customer success teams who implement and configure Limeade software for new customers and provide ongoing account management services and the costs of infrastructure hosting the platform. Amortization from our acquired technology intangible asset is expensed to Cost of revenue.
Gross profit is revenue less cost of revenue, and gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period based on staffing needs to meet customer demand or to support improvements to our products. We expect our gross margin to improve over time as we have made significant investments into the security and reliability of our products and spending in this area is projected to decline, improving our gross margin.
Sales and Marketing Expenses
Sales and marketing expenses consist of personnel and related costs including salaries, commissions, benefits, payroll tax and allocated facilities costs associated with content generation, lead generation, sales, and other marketing activities. We expect our sales and marketing expenses to increase in absolute dollars in future periods as we increase headcount across our sales and marketing teams. Amortization from our customer relationship intangible assets is expensed to Sales and Marketing.
Research and Development
Research and development expenses consist of personnel and related costs including salaries, benefits, payroll tax, allocated facilities costs, and third-party costs associated with product development, business intelligence and analytics, user experience, software research, design and development. We expect our research and development expenses to decrease in absolute dollars in future periods as we are completing significant investments to the security and reliability of our products which has taken place over past periods.
General and Administrative Expenses
General and administrative expenses consist of personnel and related costs including salaries, benefits, payroll tax and allocated facilities costs for finance, legal, human resources and administration employees, as well as employees who sit within the Limeade Institute. These expenses also include professional fees for legal, accounting, tax and other services, administration and board costs, and foreign exchange gains/losses. We expect our general and administrative expenses to increase in absolute dollars in future periods as we increase headcount associated with legal, compliance, human resources, and the Limeade Institute.
Other Income (Expense), Net
Other income (expense), net consists primarily of foreign exchange gains and losses. For the year ended December 31, 2020, Other income includes income from the sublease of one of our leases.

Income Tax Expense
Our provision for income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business. Our income tax rate varies from the federal statutory rate due to foreign withholding taxes, changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate, changes to the financial accounting rules for income taxes, unanticipated changes in tax rates, and differences in accounting and tax treatment of our stock-based compensation and research and development credits.
Results of Operations
Comparison of the Three Months Ended March 31, 2022 and 2021
The following table summarizes results of operations for the periods indicated:

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Revenue:
Subscription services	$12,188	$12,646	$(458)	(4)%
Other	499	456	43	9%
Total revenues	12,687	13,102	(415)	(3)%
Cost of revenue	4,467	3,567	900	25%
Gross profit	8,220	9,535	(1,315)	(14)%
Operating expenses:
Sales and marketing	5,212	4,338	874	20%
Research and development	6,031	5,120	911	18%
General and administrative	3,471	2,848	623	22%
Total operating expenses	14,714	12,306	2,408	20%
Operating loss	(6,494)	(2,771)	(3,723)	134%
Other income (expense), net	26	(97)	123	(127)%
Loss before income taxes	(6,468)	(2,868)	(3,600)	126%
Income tax expense	(6)	—	(6)	*
Net loss	$(6,474)	$(2,868)	$(3,606)	126%
________________
*Not meaningful
Revenue

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Revenue:
Subscription services	$12,188	$12,646	$(458)	(4)%
Other	499	456	43	9%
Total revenue	$12,687	$13,102	$(415)	(3)%
Subscription services revenue decreased by $0.5 million, or 4%, from $12.6 million for the three months ended March 31, 2021, to $12.2 million for the three months ended March 31, 2022. This change was primarily due to a decrease of $0.9 million in variable consideration recognized as a reduction of revenue related to performance guarantees for services sold, a decrease of $0.8 million in services sold by our reseller partners and a decrease of $0.5 million from the termination of a key customer contract at the end of 2021. These decreases were partially offset by an increase of $1.6 million in revenue during the three months ended March 31, 2022 from the business combination with TINYpulse, which we acquired in July 2021.

Cost of Revenue, Gross Profit and Gross Margin

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Cost of revenue	$4,467	$3,567	$900	25%
Gross profit	8,220	9,535	(1,315)	(14)%
Gross margin	65%	73%
Cost of revenue increased by $0.9 million, or 25%, from $3.6 million for the three months ended March 31, 2021, to $4.5 million for the three months ended March 31, 2022. This was primarily due to an increase of $0.3 million in costs associated with our customer operations, $0.3 million in costs related to the TINYpulse acquisition and, to a lesser extent, increases in our third-party cloud infrastructure costs and amortization of capitalized software development costs. Costs associated with our customer operations and customer success teams are primarily personnel and related costs.
Gross margin decreased from 73% for the three months ended March 31, 2021, to 65% for the three months ended March 31, 2022. The decrease in gross margin is primarily due to increased resources needed to implement security enhancements to our product and customer upgrades.
Sales and Marketing Expenses

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Sales and marketing	$5,212	$4,338	$874	20%
Sales and marketing expenses increased by $0.9 million, or 20%, from $4.3 million for the three months ended March 31, 2021, to $5.2 million for the three months ended March 31, 2022. This was primarily due to an increase of $0.4 million in personnel and related costs, which included increases in incentive compensation and stock-based compensation, and an increase of $0.2 million in allocated overhead.
Research and Development Expenses

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Research and development	$6,031	$5,120	$911	18%
Research and development expenses increased by $0.9 million, or 18%, from $5.1 million for the three months ended March 31, 2021, to $6.0 million for the three months ended March 31, 2022. This was primarily due to an increase of $1.0 million in personnel and related costs resulting from increased headcount and third-party development costs not eligible for capitalization.
General and Administrative Expenses

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
General and administrative	$3,471	$2,848	$623	22%
General and administrative expenses increased by $0.6 million, or 22%, from $2.8 million for the three months ended March 31, 2021, to $3.5 million for the three months ended March 31, 2022. This was primarily due to an increase in personnel and related costs resulting from increased headcount.

Other Income (Expense), Net

	Three Months Ended March 31,		Change
(dollars in thousands)	2022	2021	Amount	%
Other income (expense), net	$26	$(97)	$123	(127)%
There was a change in other income (expense), net of $0.1 million, from an expense of $0.1 million for the three months ended March 31, 2021, to an income of less than $0.1 million or the three months ended March 31, 2022. This was primarily due to favorable fluctuations related to foreign currency exchange rates.
Comparison of the Years Ended December 31, 2021 and 2020
The following table summarizes results of operations for the periods indicated:

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Revenue:
Subscription services	$52,172	$54,926	$(2,754)	(5)%
Other	3,024	1,659	1,365	82%
Total revenues	55,196	56,585	(1,389)	(2)%
Cost of revenue	15,032	13,268	1,764	13%
Gross profit	40,164	43,317	(3,153)	(7)%
Operating expenses:
Sales and marketing	17,713	18,277	(564)	(3)%
Research and development	20,400	16,978	3,422	20%
General and administrative	11,847	8,680	3,167	36%
Total operating expenses	49,960	43,935	6,025	14%
Loss from operations	(9,796)	(618)	(9,178)	*
Other income (expense), net	(144)	369	(513)	(139)%
Loss before income taxes	(9,940)	(249)	(9,691)	*
Income tax expense	(25)	(16)	(9)	56%
Net loss	$(9,965)	$(265)	$(9,700)	*
*Not meaningful
Revenue

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Revenue:
Subscription services	$52,172	$54,926	$(2,754)	(5)%
Other	3,024	1,659	1,365	82%
Total revenue	$55,196	$56,585	$(1,389)	(2)%
Subscription services revenue decreased by $2.8 million, or 5%, from $54.9 million for the year ended December 31, 2020, to $52.2 million for the year ended December 31, 2021. This change was largely driven by a decrease in services sold by our reseller partners and our sales of third-party health coaching services, partially offset by a $2.1 million increase in revenue during 2021 from TINYpulse, which we acquired in July 2021.
Other revenue increased by $1.4 million, or 82%, from $1.7 million for the year ended December 31, 2020, to $3.0 million for the year ended December 31, 2021. This was primarily due to an increase in biometric screening services sold through on-site events, which were limited in 2020 due to shelter-at-home requirements related to the COVID-19 outbreak.
Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Cost of revenue	$15,032	$13,268	$1,764	13%
Gross profit	40,164	43,317	(3,153)	(7)%
Gross margin	73%	77%
Cost of revenue increased by $1.8 million, or 13%, from $13.3 million for the year ended December 31, 2020, to $15.0 million for the year ended December 31, 2021. This was primarily due to an increase of $0.8 million in costs associated with our customer operations and customer success teams, an increase of $0.5 million in third-party cloud infrastructure costs, and an increase of $0.4 million in amortization of capitalized software development costs. Costs associated with our customer operations and customer success teams are primarily personnel and related costs, and include an increase of $0.5 million in costs during the year ended December 31, 2021, from TINYpulse subsequent to acquisition in July 2021.
Gross margin decreased from 77% for the year ended December 31, 2020, to 73% for the year ended December 31, 2021. The decrease in gross margin is primarily due to an increase in resources needed to implement customer upgrades and changes in product mix.
Sales and Marketing Expenses

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Sales and marketing	$17,713	$18,277	$(564)	(3)%
Sales and marketing expenses decreased by $0.6 million, or 3%, from $18.3 million for the year ended December 31, 2020, to $17.7 million for the year ended December 31, 2021. This was primarily due to a decrease in travel and entertainment, trade show, conference, and company event costs, including costs associated with the Limeade Engage conference, all in part due to the COVID-19 pandemic and the establishment of a remote-first work environment.
Research and Development Expenses

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Research and development	$20,400	$16,978	$3,422	20%
Research and development expenses increased by $3.4 million, or 20%, from $17.0 million for the year ended December 31, 2020, to $20.4 million for the year ended December 31, 2021. This was primarily driven by an increase of $3.5 million in non-capitalized third-party software development costs associated with development of our platform and the addition of the TINYpulse development team subsequent to the acquisition date.
General and Administrative Expenses

	Years Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
General and administrative	$11,847	$8,680	$3,167	36%
General and administrative expenses increased by $3.2 million, or 36%, from $8.7 million for the year ended December 31, 2020, to $11.8 million for the year ended December 31, 2021. This was primarily driven by an increase of $1.8 million in personnel and related costs due to increased headcount that includes senior-level employees to support our growth, an increase of $1.1 million in professional service costs that include costs related to the TINYpulse acquisition, and an increase of $0.6 million in allocated overhead.
Other Income (Expense), Net

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	Amount	%
Other income (expense), net	$(144)	$369	$(513)	(139)%
There was a change in other income (expense), net of $0.5 million, from an income of $0.4 million for the year ended December 31, 2020, to an expense of $0.1 million for the year ended December 31, 2021. This change was primarily due to $0.4 million in unfavorable fluctuations related to foreign currency exchange rates and a $0.2 million decrease in sublease income as we no longer subleased one of our facilities during the year ended December 31, 2021.
Liquidity and Capital Resources
Our principal source of liquidity as of March 31, 2022 is cash and cash equivalents of $8.7 million, which is comprised of bank deposits. We have funded our operations primarily from revenue from the sale of our products and proceeds from the issuance of our equity securities.
We have a loan and security agreement with Comerica Bank that consists of a $15.0 million revolving credit facility (the “Credit Facility”), which is subject to borrowing base limitations. Any amounts outstanding become due and payable on the maturity date of December 31, 2022, and we had no balance outstanding as of March 31, 2022 or December 31, 2021. The obligations under the Credit Facility are collateralized by substantially all of our assets, including intellectual property, receivables and other tangible and intangible assets. The Credit Facility includes affirmative and negative covenants, which we were in compliance with as of March 31, 2022 and December 31, 2021. Interest on outstanding borrowings is at Comerica Bank’s Prime Rate plus 0.5% (4.00% at March 31, 2022).
We believe that our existing cash and cash equivalents and our borrowing capacity under our Credit Facility will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, subscription renewal activity, sales and marketing activities, the timing and extent of spending to support development efforts, the introduction of platform enhancements, and the continuing market adoption of our platform. We may continue to enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.
Contractual Obligations and Commitments
Our principal contractual obligations and commitments consist of operating leases for office space. We lease approximately 24,000 square feet of office space for our corporate headquarters in Bellevue, WA and also lease office spaces in Seattle, WA, Canada, Germany, and Vietnam. We expect to pay approximately $1.7 million in lease payments during 2022 for our leases. As of December 31, 2021, the undiscounted future minimum lease payments on our leases is $3.1 million. For more details on our leases, refer to Note 11 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this Registration Statement.

Cash Flows
The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,		Years Ended December 31,
(in thousands)	2022	2021	2021	2020
Net cash provided by (used in) operating activities	$(3,416)	$563	$(5,208)	$3,781
Net cash used in investing activities	(1,762)	(766)	(12,927)	(3,184)
Net cash provided by (used in) financing activities	41	42	601	(1,088)
Cash Flows from Operating Activities
Cash used in operating activities for the three months ended March 31, 2022 was $3.4 million, which primarily consisted of a net loss of $6.5 million, adjusted for non-cash items of $1.7 million and a net change in net operating assets and liabilities of $1.3 million. The non-cash charges primarily consisted of $0.7 million in depreciation and amortization, $0.6 million in stock-based compensation expense and $0.3 million in non-cash operating lease expense. The primary drivers of changes in operating assets and liabilities related to an increase of $3.5 million in deferred revenue, a decrease of $0.8 million in accounts receivable, and an increase of $0.2 million in accrued expenses and other current liabilities. This was partially offset by a decrease of $1.1 million in customer deposits, a decrease of $1.0 million in trade payables, an increase of $0.7 million in prepaid expenses and other current assets, and a decrease of $0.4 million in operating lease liabilities.
Cash provided by operating activities for the three months ended March 31, 2021 was $0.6 million, which primarily consisted of a net loss of $2.9 million, adjusted for non-cash items of $1.1 million and a net change in net operating assets and liabilities of $2.3 million. The non-cash charges primarily consisted of $0.4 million in depreciation and amortization, $0.3 million in stock-based compensation expense, and $0.2 million in non-cash operating lease expense. The primary drivers of changes in operating assets and liabilities related to a decrease of $3.7 million in accounts receivable, an increase of $2.9 million in deferred revenue and an increase of $0.2 million in accrued expenses and other current liabilities. This was partially offset by an decrease of $2.3 million in trade payables, a decrease of $1.0 million in customer deposits, an increase of $0.8 million in prepaid expenses and other current assets, and a decrease of $0.3 million in operating lease liabilities.
Cash used in operating activities for the year ended December 31, 2021 was $5.2 million, which primarily consisted of a net loss of $10.0 million, adjusted for non-cash items of $5.0 million and a net change in net operating assets and liabilities of $0.3 million. The non-cash items primarily consisted of $2.1 million in depreciation and amortization, $1.9 million in stock-based compensation expense and $1.0 million of non-cash operating lease expense. The primary drivers of changes in operating assets and liabilities related to a decrease of $2.1 million in trade payables, an increase of $1.5 million in prepaid expenses and other current assets, a decrease of $0.8 million in operating lease liabilities and a increase of $0.7 million in capitalized sales commission. This was partially offset by an increase of $2.4 million in deferred revenue, an increase of $1.6 million in accrued expenses and other current liabilities and a decrease of $0.7 million in accounts receivable.
Cash provided by operating activities for the year ended December 31, 2020 was $3.8 million, which primarily consisted of a net loss of $0.3 million, adjusted for non-cash items of $3.4 million and a net change in net operating assets and liabilities of $0.6 million. The non-cash items primarily consisted of $1.5 million in depreciation and amortization, $1.2 million in non-cash operating lease expense, and $0.9 million in stock-based compensation expense. The primary drivers of changes in operating assets and liabilities related to an increase of $1.8 million in deferred revenue, a decrease of $0.9 million in prepaid expenses and other current assets, an increase of $0.5 million in trade payables, an increase of $0.4 million in customer deposits and a decrease of $0.3 million in other non-current assets. This was partially offset by a decrease of $1.5 million in operating lease liabilities, an increase of $1.4 million in accounts receivable and a decrease of $0.4 million in accrued expenses and other current liabilities.

Cash Flows from Investing Activities
Cash used in investing activities for the three months ended March 31, 2022 was $1.8 million, which primarily consisted of $1.7 million in capitalized software development costs and $0.1 million for purchases of property and equipment.
Cash used in investing activities for the three months ended March 31, 2021 was $0.8 million, which primarily consisted of $0.8 million in capitalized software development costs.
Cash used in investing activities for the year ended December 31, 2021 was $12.9 million, which consisted of $9.1 million in cash paid for the TINYpulse acquisition, $3.7 million in capitalized software development costs and $0.2 million for purchases of property and equipment.
Cash used in investing activities for the year ended December 31, 2020 was $3.2 million, which consisted of $3.0 million in capitalized software development costs and $0.2 million for purchases of property and equipment.
Cash Flows from Financing Activities
Cash provided by financing activities for the three months ended March 31, 2022 and for the three months ended March 31, 2021 was from proceeds from exercise of stock options.
Cash provided by financing activities for the year ended December 31, 2021 consisted of $0.6 million in proceeds from exercise of stock options.
Cash used in financing activities for the year ended December 31, 2020 was $1.1 million, which consisted of $0.8 million in payments of transaction costs related to our IPO and a $0.6 million acquisition holdback payment of purchase price associated with a 2018 business combination, partially offset by $0.3 million in proceeds from exercise of stock options.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements requires us to make judgements, estimates and assumptions that affect reported amounts of assets and liabilities, as well as revenue and expenses. We base our assumptions, judgements and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly evaluate our estimates, assumptions and judgements.
Our significant policies are described in Note 2 to our consolidated financial statements elsewhere in this Registration Statement. We believe that the following estimates are critical to understanding our historical and future performance, as these relate to the more significant areas involving management’s judgments and estimates and therefore involve a greater degree of estimation uncertainty.
Revenue Recognition
We derive revenue from two primary sources: subscription revenues and other revenues. Subscription revenues are comprised of fees from customers for access to the Limeade software platform and fees from customers for value-added services provided by third parties. Other revenues are comprised of fees from customers for implementation services and onsite client program managers.
We use judgment in determining the standalone selling price (“SSP”) for each distinct performance obligation. We typically have more than one SSP for each product and service based on customer stratification, which is based on the size of the customer, their geographic region and market segment. For cloud-based subscriptions, SSP is generally observable using standalone sales and/or renewals. We evaluate contracts with customers that include options to purchase additional goods or services to determine whether the options give rise to a material right, which is a separate performance obligation. If we determine the options give rise to a material right, the revenue allocated to such right is not recognized until the option is exercised or the option expires.

Our contracts with customers generally include performance or service level guarantees, which obligate us to certain service performance deliverables such as minimum engagement rates, minimum scores on customer satisfaction surveys and web-site uptime requirements. These guarantees are treated as variable consideration, which reduces the total transaction price for individual contracts. We monitor compliance with performance guarantees throughout the duration of each contract and have a history of meeting contract performance guarantees. Our estimated achievement of performance guarantees is subject to estimation uncertainty. If our actual achievement differs from our estimate, an adjustment to revenue will be recorded in a subsequent period, which would impact our results of operations.
Business Combinations
Under the acquisition method, we allocate the fair value of the purchase price for each acquisition to the assets acquired and liabilities assumed based on their estimated fair values.  The excess of the fair value of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill.   The determination of the fair value of identifiable intangible assets acquired, including customer relationships, involves certain judgments and estimates. As part of the estimation process, third-party valuation specialists can be engaged to assist in the valuation of certain of these assets and liabilities, including the identifiable intangible assets.  In determining the fair value of the assets acquired and liabilities assumed, these judgments can include, but are not limited to, the valuation methodology (i.e. income approach, market approach and/or cost approach), future expected cash flows, and discount rate. We typically use an income approach to value the identifiable intangible assets.  Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ materially from estimates.  The estimated fair values assigned to assets acquired and liabilities assumed in a purchase price allocation can have a significant effect on future results of operations. For example, a higher fair value assigned to intangible assets results in higher amortization expense, which results in lower net income.
Our estimates associated with the accounting for business combinations may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities whichever is earlier the adjustments will affect our earnings.
Deferred Commissions
We capitalize sales commissions that are considered to be incremental to the acquisition of customer contracts, which are then amortized on a straight-line basis over an estimated period of benefit. To determine the period of benefit of our deferred commissions, we evaluate the type of costs incurred, the nature of the related benefit, and the specific facts and circumstances of our arrangements. We determine the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration our historical initial and renewal contractual terms and estimated renewal rates. We determine the period of benefit for commissions on renewal subscription contracts by considering the average contractual term for renewal contracts. We evaluate these assumptions at least annually and periodically review whether events or changes in circumstances have occurred that could impact the period of benefit. Any future changes in circumstances around our customer life and average contractual terms of renewal contracts may materially change the periods of benefit and therefore the amortization amounts recognized in our consolidated statements of operations.
Recent Accounting Pronouncements
For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, refer to Note 2 to our consolidated financial statements included elsewhere in this Registration Statement.
Quantitative and Qualitative Disclosures About Market Risk
We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

ITEM 3.    PROPERTIES
Our corporate headquarters is located in Bellevue, WA, where we lease approximately 24,000 square feet of office space. Our headquarters facility currently accommodates limited administrative activities. Since March 5, 2020, which corresponds to the beginning of the COVID-19 pandemic, we have been operating as a remote-first work environment. Upon acquisition of TINYpulse, we also gained leased office space in Seattle, WA. Internationally, we lease office space in Canada, Germany, and Vietnam.
We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of common stock (including shares underlying all issued and outstanding CDIs) as of March 31, 2022, of the Company by (i) each person who, to the Company’s knowledge, owns more than 5% of its common stock, (ii) each of the Company’s named executive officers and directors, and (iii) all of the Company’s executive officers and directors as a group. Shares of our common stock subject to options, warrants, or other rights currently exercisable, or exercisable within 60 days of March 31, 2022, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. As of March 31, 2022, the Company had 254,407,815 shares of common stock issued and outstanding, including all shares of common stock underlying issued and outstanding CDIs. Unless otherwise indicated on the table, the address of each of the individuals named below is: c/o Limeade, Inc., 10885 NE 4th Street Suite #400, Bellevue, WA 98004, USA.

Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock
5% Stockholders
Citicorp Nominees Pty Limited	54,234,165	21.32%
National Nominees Limited	48,807,246	19.18%
TVC Capital II LP and TVC Capital Partners II LP	36,658,282	14.41%
Oak HC/FT Partners LP	27,380,178	10.76%

Directors and Executive Officers
Henry Albrecht[1]	42,736,485	16.80%
Steve Hamerslag[2]	36,658,282	14.41%
Deven Billimoria	370,831	0.15%
Lisa MacCallum	10,000	0.00%
Elizabeth Bastoni	—	—%
Lisa Nelson	—	—%
Mia Mends	—	—%
Todd Spartz[3]	2,225,000	87.00%
Larry Colagiovanni[4]	2,852,250	1.12%
All directors and executives as a group (14 individuals)	84,852,848	34.06%
_____________
(1)Shares include 42,736,485 shares held by Mr. Albrecht directly or through family trusts. Shares also include options to purchase 2,425,000 shares.
(2)Mr. Hamerslag is a Managing Partner of TVC Capital which manages TVC Capital II LP (which together with TVC Capital Partners II LP owns 36,658,282 shares), which is listed as a substantial shareholder of the Company.
(3)Shares include options to purchase 2,225,000 shares.
(4)Shares include options to purchase 525,000 shares and 76,688 unvested RSUs.

ITEM 5.DIRECTORS AND EXECUTIVES
Our directors and executive officers and their respective ages as of July 28, 2022 are as follows:

Name	Age	Position
DIRECTORS:
Henry Albrecht	53	Chief Executive Officer, Executive Director
Elizabeth Bastoni	56	Chair, Non-Executive Director
Deven Billimoria	53	Non-Executive Director
Steve Hamerslag	66	Non-Executive Director
Lisa MacCallum	50	Non-Executive Director
Mia Mends	40	Non-Executive Director
Lisa Nelson	46	Non-Executive Director
EXECUTIVE OFFICERS:
Todd Spartz	57	Chief Financial Officer
Larry Colagiovanni	40	Chief Product and Technology Officer
Elizabeth Carver	53	Chief People Officer
Dr. Patricia Fletcher	52	Chief Marketing Officer
Mitch Risner	48	Chief Growth Officer
Dave Smith	53	GM, TINYpulse, a Limeade Company
Sarah Stephens Visbeek	39	VP Legal and Corporate Secretary
Henry Albrecht
Henry Albrecht, age 53, founded Limeade and has served as our CEO and a member of our board of directors since 2006. Mr. Albrecht has over two decades of senior management experience in the software industry. Prior to founding Limeade, Mr. Albrecht served as VP of Product Management at Bocada, Inc., an enterprise software company. Prior to that, he was a product, brand and business manager at Intuit Inc., a financial software vendor, where he launched several successful new businesses. Mr. Albrecht holds an MBA from Northwestern’s Kellogg School of Management with an emphasis in technology and marketing and a BA in economics and literature with honors from Claremont McKenna College. Mr. Albrecht continues to serve on our Board due to the deep institutional knowledge he brings as our founder and Chief Executive Officer and his business, industry and technology company experience.
Elizabeth Bastoni
Elizabeth Bastoni, age 56, joined our board of directors in December 2019 and serves as Chair of the Board as well as Chair of the Remuneration and Nomination Committee. Ms. Bastoni is an experienced board member and executive with over 30 years of experience working in executive compensation, CEO succession, strategy, change management, acquisitions and tax. She brings a broad perspective from diverse businesses and cultural environments in privately held, publicly traded, government-owned and not-for-profit organizations in North America, Asia and Europe. Ms. Bastoni currently holds board roles with France-based Société Bic since May 2013, where she chairs the Remuneration Committee and also chairs the Nomination, Governance, and ESG Committee; France-based Euroapi since May 2022, where she is a member of the Audit Committee and chairs the Remuneration and Nomination Committee; and Portugal based Jerónimo Martins since April 2016, where she is a member of the Audit Committee. She recently completed a term as chair of the Northwest Chapter of the National Association of Corporate Directors (the association for Governance and Directors in the U.S.). Ms. Bastoni has also previously held a range of other board roles in Europe. Ms. Bastoni served in executive leadership positions at a number of large-scale, global organizations including Carlson, The Coca-Cola Company, Thales, Suez Environment and KPMG. Ms. Bastoni holds a BA degree with a concentration in Accounting from Providence College, Rhode Island. She has a degree from Paris Sorbonne Université (Paris IV) in French Civilization and studied Art History at the Ecole du

Louvre in Paris. Ms. Bastoni was selected to serve on the Board due to her extensive board and executive experience.
Deven Billimoria
Deven Billimoria, age 53, joined our board of directors in June 2021. Mr. Billimoria previously served as the Chief Executive Officer & Managing Director of Smartgroup Corporation Limited, an ASX-listed public company that offers salary packaging, fleet management and other employee management services, for 18 years, retiring in February 2020. Mr. Billimoria was honored with CEO of the Year in 2013 and while at Smartgroup the company received the following accolades: Australian Human Resources Institute, Business Review Weekly Fast 100 list three years in a row, Telstra Business Awards, Hudson Award, NSW State Award and Aon Hewitt Best Employer Awards, Employer of Choice for Gender Equality, Workplace Gender Equality Agency. Mr. Billimoria was on the Inclusive Employer, Diversity Council Australia from 2019 to 2020. He received his undergraduate degree from the University of California, Los Angeles and an MBA from Kellogg School of Management. Mr. Billimoria was selected to serve on the Board due to his executive experience at an Australian public company and his technology and executive experience.
Steve Hamerslag
Steve Hamerslag, age 66, joined our board of directors in 2012. Mr. Hamerslag has over 34 years’ experience starting, growing and leading high tech enterprises. His knowledge of enterprise technology solutions is further leveraged by his extensive sales, marketing and general management experience, having started and acted as CEO of two publicly held companies. Since 2006, Mr. Hamerslag has served as a Managing Director and co-founder of TVC Capital. Prior to founding TVC Capital, Mr. Hamerslag served as President and CEO of J2 Global Communications, a provider of communication services, and founded MTI Technology, a provider of enterprise storage solutions. Mr. Hamerslag was recognized as the Ernst & Young National Entrepreneur of the Year and the Orange County High Technology Entrepreneur of the Year. Mr. Hamerslag currently serves on the board of directors of publicly held CorVel Corporation as well as privately held LiquidPlanner, Celigo, CreatorIQ, eVisit and SpotHopper. Mr. Hamerslag holds a BA in Economics from the University of California, Berkeley. Mr. Hamerslag was selected to serve on the Board due to his executive and board experience, as well as his extensive financial and technology industry experience.
Lisa MacCallum
Lisa MacCallum, age 50, joined our board of directors in December 2019. Ms. MacCallum currently serves as a member of the Audit and Risk Committee of our board. Ms. MacCallum has worked for over 25 years across a range of sectors including consumer goods, media and education, telecommunications and international development. Ms. MacCallum is the founder of Inspired Companies, a brand strategy and purposeful business-focused enterprise, and has served as its Chief Strategist since November 2014. Before this, Ms. MacCallum served at Nike, Inc. for 13 years, including in executive and leadership roles in commercial and brand strategy and as VP of Nike’s Corporate Philanthropy and Global Community Investments. Prior to joining Nike, Ms. MacCallum co-founded a Tokyo-based multi-media and executive education company, Business Breakthrough, Inc. Lisa is currently a non-executive director of Bond University Australia Limited and of Adani Transmission Limited. She served a full term as a board committee member for British Telecom’s Sustainable Business and ESG 2015 to 2018. Ms. MacCallum serves as a Global Ambassador for World Benchmarking Alliance, an Advisory Board member of Meaningful Business and a member of the External Board of ESG Advisors for KAO Corporation, Japan. She has completed studies at Bond University, Harvard Business School and Oxford University. Ms. MacCallum was selected to serve on the Board due to her extensive executive experience and expertise in governance , purposeful business, strategic communications, and business strategy.
Mia Mends
Mia Mends, age 47, joined our board of directors in December 2019. Ms. Mends is an experienced executive with over 20 years’ experience working in marketing and employee benefits. Ms. Mends is currently the Chief Executive Officer of Cushman Wakefield Services (CWS), a services arm of the commercial real estate firm, Cushman & Wakefield, a role she has held since June 2022. Prior to this, Ms. Mends held a number of executive roles with Sodexo, including as CEO of Inspirus, Sodexo Benefits and Reward Services, USA from September 2016 through July 2019 and Chief Administrative Officer of Sodexo & SodexoMAGIC from March 2019 through May 2021, and CEO, Impact Ventures, Sodexo North America & Global Chief Diversity, Equity & Inclusion Officer from May 2021 through June 2022. Ms. Mends has also served in executive roles at Noventis (formerly PreCash) and United Airlines Loyalty Services. Ms. Mends co-founded the organization Seven Sisters to Sisters and serves on the boards of Girls Inc. and EMERGE, a nationally-recognized program that helps first-generation and low-income students attend and graduate from top colleges and universities. She currently serves on the boards of two public companies, H&R Block and Mercury Ecommerce Acquisition Corp. Ms. Mends holds an MBA from Harvard Business School and a BA in Economics from Wellesley College. Ms. Mends was selected to serve on the Board due to her executive experience and marketing and employee benefits expertise.
Lisa Nelson
Lisa Nelson, age 46, joined our board of directors in July 2022. Ms. Nelson is an independent board director and corporate advisor. Ms. Nelson brings to Limeade insights, skills, and experiences honed over 25 years working as a senior executive and corporate advisor at Fortune 500 companies, particularly in the technology and financial services industries. Prior to leaving Microsoft in October 2019, she was Co-Founder and Managing Director of Microsoft’s corporate venture fund, M12, which invested in more than 80 early-stage startups around the globe. From 2015 to 2019, Ms. Nelson was the Chief Operating Officer, Global Business Development and during her 14-year tenure at Microsoft, she also held the positions of Chief of Staff, Global Finance, and Director of Investor Relations. Ms. Nelson currently serves on the board of directors of publicly held Astra, as well as on the boards of Brooks Running, DNA Seattle, and Seattle Bank. She holds a BA in Business Administration, Finance and Statistics from the University of Washington. Ms. Nelson was selected to serve on the Board due to her extensive technology, executive and board experience and her knowledge of the SaaS market.
Todd Spartz
Todd Spartz, age 57, is our Chief Financial Officer, a role he has held since May 2021. Prior to joining Limeade, Mr. Spartz served as the Chief Financial Officer of UserZoom from September 2017 through January 2021. Prior to this, Mr. Spartz was the Consulting CFO of Early Growth, the largest national outsourced financial services firm serving venture-backed private companies. From 2009 to 2015, he served as the Chief Financial Officer of Determine, Inc. (formerly Selectica, Inc.), a provider of enterprise contract life cycle management, strategic sourcing, supplier management, procure to pay, and configure, price & quote solutions. Mr. Spartz holds an MBA from Santa Clara University and a BSC in Accounting from DePaul University and is a Certified Public Accountant (Inactive) in the State of California.
Larry Colagiovanni
Larry Colagiovanni, age 40, is our Chief Product and Technology Officer, a role he has held since July 2021 and he was previously our Vice President of Engineering since March 2020. Prior to joining Limeade, he served in various roles at eBay, Inc., including as Vice President of Marketing Technology from November 2018 to March 2020, and as Vice President of New Product Development from December 2015 to November 2018. He also served as General Manager of eBay Seattle from December 2015 to March 2020. Prior to joining eBay, Mr. Colagiovanni served in a variety of software engineering, program management and executive roles at Microsoft Corporation and Decide, Inc. Mr. Colagiovanni holds a Masters of Engineering in Computer Science and a B.S. in Computer Science and Engineering from the Massachusetts Institute of Technology.
Elizabeth Carver
Elizabeth Carver, age 53, is our Chief People Officer, a role she has held since June 2021. Prior to joining Limeade, Ms. Carver served in various roles at ExxonMobil, including as Business Human Resources Leader from August 2020 to February 2021, Global Organization Effectiveness Vice President from May 2013 to August 2020, and Americas Compensation & Benefits Design Senior Director from June 2008 to May 2013. During her 27-year tenure at ExxonMobil, she directed talent strategy development and implementation across multiple businesses and regions. Ms. Carver holds a BA in Biology and Psychology from Wellesley College, and a Masters in Industrial and Labor Relations from Cornell University.

Dr. Patricia Fletcher
Dr. Patricia Fletcher, age 52, is our Chief Marketing Officer, a role she has held since December 2021. Prior to joining Limeade, Dr. Fletcher was the Co-Chief Marketing Officer, Vice President of Brand Marketing at Workhuman from April 2020 to December 2021. Prior to this, she served as Workplace Equity and Disruption Futurist at HR.com from May 2019 to March 2020 and as Leadership Futurist and Global Vice President of Tools & Technology Solution Marketing from 2015 to March 2019. She previously held executive positions at HIS Markit, IBM, and SAP. She currently serves on the boards of The KUR, Fast Company, and EnterpriseAlumni, is a founding member of Board++, and is currently Executive-in-Residence at Babson College WINLab, on the Supervisory Board at Southern New Hampshire University, a founding member Entrepreneur Magazine Mentors, and formerly EIR at the Simmons University Entrepreneurship program. Dr. Fletcher holds a BSC in Business Administration and Doctorate of Management in Organizational Leadership from the University of Phoenix. She holds an MBA from the London School of Business, Richmond University.
Mitch Risner
Mitch Risner, age 48, is our Chief Growth Officer, a role he has held since February 2019. Mr. Risner joined Limeade in March 2016 as our Vice President of Sales & Alliances. Prior to this, Mr. Risner was the Group Vice President of Sales for SumTotal Systems, a premier Talent Management Solutions provider responsible for new business sales, from January 2013 to February 2016. He also held a variety of other leadership roles at SumTotal Systems during his 11-year tenure, including Regional Vice President Sales and Regional Sales Director. Mr. Risner holds a degree in Computer Information Systems, Business Management and Software Development from Murray State University.
Dave Smith
Dave Smith, age 53, is the General Manager of our Advanced Listening business, a role he has held since August 2021. From October 2019 to July 2021, Mr. Smith served as the President & COO of TINYPulse, a company we acquired in July 2021. He has held senior positions at multiple high growth Venture Capital and Private Equity backed HR technology, data and consumer companies. Mr. Smith was Chief Revenue Officer since 2009 and Chief Product Officer from April 2014 to May 2020 of PayScale, Inc. Before this, he led CareerBuilder UK as Managing Director and held critical positions at Unicru/Kronos in the hiring and recruitment space. He holds a BS in Business, Marketing from the University of Oregon and an MBA from Portland State University.
Sarah Stephens Visbeek
Sarah Stephens Visbeek, age 39, is our Vice President of Legal and Corporate Secretary, a role she has held since August 2021. Prior to joining Limeade, she was the Interim General Counsel at Big Fish Games from February 2021 to July 2021 and held previously held the role of Director & Senior Corporate Counsel, Legal starting in September 2019 and Corporate Counsel in August 2018. Prior to this, she was Senior Associate Attorney at Williams Kastner from 2016 to August 2018 and Associate Attorney at Forsberg & Umlauf, P.S., from 2010 to 2015. She holds a BA in Theology, Theological Studies from Seattle Pacific University and JD from Seattle University School of Law.

ITEM 6.EXECUTIVE COMPENSATION
The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
This section describes the material elements of the compensation awarded to, earned by, or paid to our Chief Executive Officer, Henry Albrecht, and our two most highly compensated executive officers (other than our Chief Executive Officer), Todd Spartz, our Chief Financial Officer, and Larry Colagiovanni, our Chief Product and Technology Officer, for our fiscal year ended December 31, 2021. These executives are collectively referred to in this “Executive Compensation” section as our named executive officers. As an “emerging growth company” as well as a “smaller reporting company”, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2021 Summary Compensation Table
The following table provides information regarding compensation paid to, received by, or earned during each of fiscal year 2021 and 2020 by each of our named executive officers.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Compensation(5)	All Other Compen-sation(6) ($)	Total($)
Henry Albrecht, CEO	2021	425,000	148,750		1,109,137	—	8,700	1,691,587
	2020	425,000	—		330,520	—	8,550	764,070
Todd Spartz(7), CFO	2021	200,000	39,945		1,552,750	—	6,450	1,784,145
Larry Colagiovanni(8), Chief Product and Technology Officer	2021	331,250	122,813		1,129,073	—	8,700	1,591,836
	2020	212,532	25,000	122,700	1,076,808	—	7,135	1,444,175
_______________
(1)Amounts reported reflect base salary earned during the year.
(2)Amounts reported for 2021 reflect bonuses determined at the discretion of the Board and for Mr. Spartz include a one-time signing bonus of $15,000. Amount reported for 2020 for Mr. Colagiovanni reflects a one-time signing bonus.
(3)Amount reported reflects the grant date fair value of restricted stock units (“RSUs”) granted to Mr. Colagiovanni under the 2019 Omnibus Incentive Plan, computed in accordance with FASB ASC Topic 718. For assumptions used in valuing the RSUs, please see Note 10 to our consolidated financial statements included elsewhere in this Registration Statement.
(4)Amounts reported reflect the aggregate grant date fair value of stock options granted to the named executive officers during the applicable year, computed in accordance with FASB ASC Topic 718, without regard to estimated forfeitures related to service-based vesting conditions. For assumptions used in the calculation of these amounts, see Note 10 to our consolidated financial statements included elsewhere in this Registration Statement.
(5)No amounts were paid with respect to our annual incentive compensation program for the years ended December 31, 2021 and 2020 because the performance goals were not met. For additional information about non-equity incentive plan compensation, see the section titled “Executive Compensation—Short-Term Incentive Compensation”.
(6)Amounts in this column for the fiscal year 2021 consist of Company made matching 401(k) plan contributions.
(7)Todd Spartz was hired as Chief Financial Officer on May 4, 2021.
(8)Larry Colagiovanni was hired on March 30, 2020 as Vice President of Development. He was promoted to Chief Technology Officer on November 1, 2020 and to Chief Product and Development Officer on August 1, 2021.
Narrative Disclosure to Summary Compensation Table
Base Salary
The initial base salaries of our named executive officers were set forth in their respective employment agreements and have been periodically reviewed by the Remuneration and Nomination Committee. The base salaries of our named executive officers as of December 31, 2021 were Henry Albrecht, $425,000; Todd Spartz, $300,000; and Larry Colagiovanni, $375,000.

Short-Term Incentive Compensation
Our named executive officers are eligible to participate in our short-term incentive program, which provides an annual bonus opportunity linked to performance targets determined by the Board. These targets are established to promote and reward outstanding performance, beyond what is expected in the ordinary course of business.
The target short-term incentive (“STI”) opportunity is set as a percentage of base salary. For 2021 the maximum target opportunity was 70% for Henry Albrecht; 40% for Todd Spartz; and 60% for Larry Colagiovanni. Performance targets determined by the Board in relation to 2021 were based on total CARR achieved, specific metrics related to each role, and leadership performance while displaying Limeade values and culture. These performance targets were not met but the board exercised its discretion in awarding extraordinary payments to Henry Albrecht in the amount of $148,750, Todd Spartz in the amount of $39,945 and Larry Colagiovanni in the amount of $122,813. These amounts are included in the bonus column above. For 2020, the maximum target opportunity was 70% for Henry Albrecht and 31% for Larry Colagiovanni. Performance targets determined by the Board in relation to 2020 were based on total Company CARR achieved, specific metrics related to each role, and leadership performance while displaying Limeade values and culture. These performance targets were not met and no payments were made.
Long-Term Incentive Compensation
Our named executive officers are also eligible to participate in our long-term incentive compensation program, which consists primarily of stock option grants under our 2019 Omnibus Incentive Plan, with vesting subject to the satisfaction of time-based vesting conditions and, for the stock options granted to Henry Albrecht in 2020 and 2021, additional long-term performance-based vesting conditions. All vesting is subject to continuous service and options expire 10 years following the grant date and have an exercise of no less than the fair market value on the date of grant. Options with time-based vesting typically vest over four years with 25% vesting on the one-year anniversary of the vesting commencement date and the remaining 75% vesting each month or quarter thereafter for the next three years. The performance criteria for Mr. Albrecht’s 2021 option award are as follows:
(a)Mr. Albrecht will be entitled to the full award as described above only if Limeade achieves 15% Compound Annual Growth Rate (“CAGR”) measured exclusively on CARR over the three-year period between January 1, 2021 and December 31, 2023. If CAGR over this period is less than 12.5%, no options will vest under the award. If CAGR over this period equals 12.5%, Mr. Albrecht will be entitled to an award of 80% of the amount set forth above. If CAGR is between 12.5% and 15%, Mr. Albrecht would be entitled to a percentage award between 80% and 100% of this award calculated on a straight-line basis corresponding to the CAGR achieved.
(b)For purposes of satisfying the performance criteria in (a) above, only CARR generated by Limeade products and services existing as of the date of the grant will be considered. No CARR generated due to the merger with or acquisition of another entity will be credited toward satisfaction of the performance criteria.
(c)Satisfaction of the performance criteria set forth above will be determined by the Board in its sole discretion on the first Board Meeting following December 31, 2023.
Mr. Albrecht’s option awards were subject to prior stockholder approval under ASX listing rules. Stockholders approved the option grant at the 2021 and 2020 Annual Meetings.
Agreements with our Named Executive Officers
Remuneration and other terms of employment for each of the named executive officers are formalized in employment agreements. All have entered into the Limeade standard Confidentiality, Noncompetition, and Invention Assignment Agreement, which imposes non-solicitation of employees and customers, and restraint of trade (non-competition) covenants during employment and for one year following termination of their employment with Limeade.

Employee Retirement Benefits and Perquisites
We currently provide our named executive officers with the same broad-based health and welfare benefits, including health care coverage and life insurance, which are available to our U.S.-based full-time employees. In addition, we offer a salary deferral 401(k) plan for our U.S. employees, including the named executive officers. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. For 2021, the Company made matching 401(k) plan contributions of up to 3%. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers. In addition, we do not currently provide any perquisites to our named executive officers.
Outstanding Equity Awards as of December 31, 2021
The following table sets forth information regarding equity awards held by our named executive officers at December 31, 2021, which were granted under our 2019 Omnibus Incentive Plan and its predecessor plans.

		Option Awards
	Grant Date	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Henry Albrecht	4/18/2017	4/18/2017	200,000	—		0.13250	4/18/2027
	6/12/2020	6/12/2020	139,125	231,875	(1)	0.88970	6/11/2030
	6/18/2021	2/28/2021	—	1,854,000	(2)	0.59820	6/18/2031
Todd Spartz	5/4/2021	5/4/2021		2,500,000	(1)	0.62110	5/4/2031
Larry Colagiovanni	5/26/2020	3/30/2020	525,000	675,000	(1)	0.89750	3/30/2030
	2/24/2021	2/01/2021	—	400,000	(1)	1.21803	2/1/2031
	8/1/2021	8/1/2021	—	1,150,000	(1)	0.55810	8/1/2031

		Stock Awards
	Grant Date	Vesting Start Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)
Larry Colagiovanni	12/29/2020	11/01/2020	76,888	99,870
________________
(1)Reflects stock option awards that vest over a four-year period as follows: 25% of the shares vest on the one-year anniversary of the vesting commencement date, and, thereafter, the remaining 75% vest in equal monthly installments over the remaining three years, subject to continuous service with us through each vesting date. The options have a ten-year term, subject to earlier termination in the event of termination of service. Options may be subject to accelerated vesting upon termination of employment in connection with a change in control, as described below.
(2)Reflects stock option award that vests based on the satisfaction of performance-based vesting conditions over a three-year period ending December 31, 2023. See “Long-Term Incentive Compensation” for additional detail regarding the performance vesting conditions.
(3)Reflects RSU awards that vest over a four-year period as follows: 25% of the award vest on the one-year anniversary of the vesting commencement date, and, thereafter, the remaining 75% vest in equal quarterly installments over the remaining three years, subject to continuous service with us through each vesting date. The options have a ten-year term, subject to earlier termination in the event of termination of service. Options may be subject to accelerated vesting upon termination of employment in connection with a change in control, as described below.
Potential Payments upon Termination of Employment
Henry Albrecht. Pursuant to Mr. Albrecht’s amended employment agreement dated April 24, 2022, if his employment is terminated by the Company without cause or by him for good reason but not in the case of a change in control (as the terms “cause,” “good reason,” and “change in control” are defined in the employment agreement), he will be entitled to an amount equal to 12 months of his then-current base salary, payable over a 12-month period along with reimbursement for health coverage premiums paid. In the event of a change in control, if Mr. Albrecht’s employment is terminated by the Company without cause or by him for good reason within 3 months prior to or 18 months after the change in control event, he will be entitled to an amount equal to 18 months of his then-current base salary, payable over a 18 month period along with reimbursement for health coverage premiums paid, and full acceleration of any time-based unvested stock options or other time-based equity-compensation awards, and full payment of any granted performance-based awards including full acceleration of any time-based unvested stock options or other time-based equity compensation awards if applicable, as defined by at the granting of such award. Mr. Albrecht will be subject to non-compete, non-solicitation for a period of 12 months after termination of his employment for any reason.
Todd Spartz and Larry Colagiovanni. Pursuant to their employment agreements entered into on March 1, 2022, if the employment of Mr. Spartz or Mr. Colagiovanni is terminated by the Company without cause or by them for good reason but not in the case of a change in control (as the terms “cause,” “good reason,” and “change in control” are defined in the employment agreement), they will be entitled to an amount equal to 6 months of their then-current base salaries, payable over a 6-month period along with reimbursement for health coverage premiums paid. In the event of a change in control, if their employment is terminated by the Company without cause or by them for good reason within 3 months prior to or 18 months after the change in control event, they will be entitled to an amount equal to 12 months of their then-current base salaries, payable over a 12-month period along with reimbursement for health coverage premiums paid, full acceleration of any time-based unvested stock options or other time-based equity-compensation awards and full payment of any granted performance-based awards, including full acceleration of any time-based unvested stock options or other time-based equity compensation awards if applicable, as defined by at the granting of such award. They will be subject to non-compete, non-solicitation for a period of 12 months after termination of their employment for any reason.
Equity Plans
2006 Stock Plan and 2016 Stock Plan
The Company adopted the 2006 Stock Plan, as amended and restated (the “2006 Plan”), in 2006. The 2006 Plan was succeeded by the 2016 Stock Plan, as amended and restated, adopted in 2016. The purposes of the 2006 Plan and the 2016 Plan (the “Prior Plans”) were to attract and retain the best available personnel for the positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of the Company’s business. The number of shares of our common stock authorized for issuance under the 2006 Plan was 5,831,913 Shares. As of December 31, 2021, there were 629,672 shares subject to options issued and outstanding under the 2006 Plan. The number of shares of our common stock authorized for issuance under the 2016 Plan was 41,935,559 shares. As of December 31, 2021, there were 6,905,592 shares subject to options issued and outstanding under the 2016 Plan. No additional awards may be granted under the Prior Plans. All outstanding awards granted under the Prior Plans will remain subject to the terms of the relevant Prior Plan.
2019 Omnibus Incentive Plan
On December 15, 2019 the board of directors, upon the recommendation of the Remuneration and Nomination Committee, adopted the 2019 Omnibus Incentive Plan (the “2019 Plan”), which was subsequently approved by the Company’s stockholders at the Company’s annual meeting, as a replacement for the 2016 Plan. The following summary of the 2019 Plan is not a complete description of all provisions of the 2019 Plan and is qualified in its entirety by reference to the 2019 Plan.
Purpose. The purposes of the 2019 Plan are to attract and retain the best available personnel for the Company and its affiliates, to provide additional incentives to such personnel and to promote the success of the business of the Company and its affiliates.
Administration. The 2019 Plan is administered by the Remuneration & Nomination Committee (the “Committee”), the board of directors acting as the Committee, or those persons to whom administration of the 2019 Plan, or part of the 2019 Plan, has been delegated as permitted by the terms of the 2019 Plan and applicable law. As used in this summary, the term “Committee” refers to the Board or the Remuneration and Nomination Committee and its authorized delegate, as applicable. The Committee will have the authority, among other things, to construe and interpret the 2019 Plan and any agreement or document executed according to the 2019 Plan, grant awards and determine their terms, and make all other determinations necessary or advisable for the administration of the 2019 Plan. The Committee may grant awards that vest based on continued service or the achievement of certain pre-established performance goals during a designated performance period, or a combination of the foregoing. The Committee may also reduce or waive any performance criteria with respect to performance goals, or adjust performance goals to take into account changes in law and accounting or tax rules as the board of directors deems necessary or appropriate, or to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships. The Committee may also adjust or eliminate the compensation or economic benefit due upon attainment of performance goals in its sole discretion, subject to any limitations contained in the award agreement and compliance with applicable law.
Eligibility. Employees, including officers, directors, and consultants of the Company and our subsidiaries are eligible to participate in the 2019 Plan. Eligibility for stock options intended to be incentive stock options under the U.S. Internal Revenue Code is limited to our employees or employees of a “parent corporation” or “subsidiary corporation” (as defined in the Internal Revenue Code) of the Company. All other awards may be granted to employees, including officers, non-employee directors and consultants, and the employees and consultants of our affiliates.
Aggregate Share Limit. Subject to any capitalization adjustment, and subject to the “evergreen” provision described below, the total number of shares of common stock reserved and available for grant and issuance pursuant to the 2019 Plan is 46,822,211 (the “initial share pool”). The initial share pool will automatically increase on January 1 of each year from 2021 through 2029 by a number of shares equal to the lesser of 1% of the total number of shares of common stock outstanding on December 31st of the immediately preceding calendar year, or a lesser number of shares as determined by the Board (the initial share pool, as so increased, the “share reserve”). As of December 31, 2021, the share reserve reflecting share increases from the evergreen provision on January 1, 2020 and 2021 was 51,744,903. In addition, shares subject to awards under the 2019 Plan that are cancelled, forfeited or settled in cash, are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to an award, are repurchased by the Company in connection with a forfeiture provision or repurchase right, or are surrendered under a repricing or exchange program will be returned to the share reserve and will be available for re-issuance in connection with subsequent awards under the 2019 Plan. Subject to any capitalization adjustment, the maximum number of shares of common stock that may be issued on the exercise of ISOs under the 2019 Plan is 46,822,211 shares.
Shares/CDI’s. Shares issued under the 2019 Plan may be previously unissued shares or reacquired shares. Limeade will deliver one CDI in lieu of an entitlement to receive one Share under the 2019 Plan.
Director Limits. The maximum number of shares of our common stock subject to grants (and the amount of cash subject to cash-settled grants) granted under the 2019 Plan or otherwise during any calendar year to any non-employee director for service on the board of directors, together with any cash fees paid by the Company to such non-employee director during such calendar year for service on the board, will not exceed $650,000 in total value.
Types of Awards. The 2019 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance-based awards and other awards (that are based in whole or in part by reference to the Limeade common stock).
Stock Options and SARs. The administrator may grant stock options, including incentive stock options, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured.
Restricted and Unrestricted Stock and Stock Units. The administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be redelivered or offered for sale to us if specified conditions are not satisfied.

Performance Awards. The administrator may grant performance awards, which are awards subject to performance conditions.
Other Stock-Based Awards. The administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the administrator.
Substitute Grants. The administrator may assume or substitute outstanding awards granted by another company whether in connection with an acquisition or otherwise. Such grants may have terms and conditions that may differ from the terms and conditions of the 2019 Plan.
Exercise Price or Purchase Price. The exercise price of an option or stock appreciation right will be such price as is determined by the Board and set forth in the award agreement. However, (i) in the case of an incentive stock option granted to a ten percent holder (as defined in the 2019 Plan), the exercise price will be no less than 110% of the fair market value on the date of grant and (ii) granted to any other employee, the exercise price will be no less than 100% of the fair market value on the date of grant, and (iii) in the case of a non-statutory stock option or stock appreciation right, the exercise price will be such price as is determined by the Committee, provided that, if the exercise price is less than 100% of the fair market value on the date of grant, it will otherwise comply with all applicable laws. The purchase price for shares issued pursuant to a restricted stock grant, if any, will be determined by the Committee on the date the restricted stock grant is granted and, if permitted by applicable law, no cash consideration will be required in connection with the payment for the purchase price where the Committee provides that payment will be in the form of services previously rendered.
Vesting and Exercise. Options and stock appreciation rights generally will become exercisable when the applicable vesting conditions have been satisfied. Other awards generally will vest and/or be settled by delivery of shares (or CDIs or cash, where applicable) when the applicable vesting or performance conditions have been satisfied. To the extent permitted by applicable law, the Committee, in its sole discretion, may determine that the delivery of CDIs or shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any award may be deferred and may establish programs and procedures for deferral elections to be made by award holders. Deferrals by award holders will be made in accordance with Section 409A of the Code, if applicable, and any other applicable law.
Lapsing and Forfeiture. No option or stock appreciation right will be exercisable after the expiration of ten years from the date the option or stock appreciation right is granted, or such shorter period specified in the award agreement. In addition, in the case of an incentive stock option granted to a person who, at the time the incentive stock option is granted, is a ten percent holder, such option may not be exercisable after the expiration of five years from the date the incentive stock option is granted. Other awards will become subject to forfeiture or compulsory transfer on the occurrence of a date or circumstance specified in the award agreement, such as failure to satisfy a vesting or performance condition.
Transfer Restrictions. Under the 2019 Plan, the Committee may provide for limitations on the transferability of awards in its sole discretion. Awards are generally not transferable other than by will or the laws of descent and distribution, unless otherwise provided by the Committee.
Effect of a Change in Control. In the event of a change in control (as defined in section 17.6 of the 2019 Plan), all outstanding options or other forms of incentive issued under the 2019 Plan and the Prior Plans shall be subject to the agreement evidencing the change in control agreement which shall provide for all outstanding grants in one or more of the following ways:
a.Continuation of the award if the Company is the successor entity
b.Assumption of the award by the successor or acquiring entity
c.Substitution of the award by the successor or acquiring entity of equivalent awards with substantially the same terms
d.The full or partial acceleration of exercisability or vesting

e.The settlement of the award, whether or not then vested or exercisable, in cash or other consideration with an equivalent fair market value, which may be subject to vesting conditions similar to the original award
f.The cancellation of the award in exchange for no consideration.
Fair Market Value. Fair Market Value means, as of any date, the per share value of our common stock determined as follows: If our common stock is not publicly traded and listed on a national securities exchange but CDIs are publicly traded and are then listed on the ASX (or any successor or replacement exchange) its closing price, as adjusted proportionately to give effect to the ratio of shares underlying a CDI, on the date of determination on such exchange on which the CDIs are listed or admitted to trading as reported by the ASX or such other source as the Committee deems reliable, unless another method is approved by the Committee and subject to compliance with applicable law (including Section 409A of the Code).
Adjustment of Shares. If the number of outstanding shares of our common stock is changed or the value of the shares is otherwise affected by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend) recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company or any similar equity restructuring transaction without consideration (a “capitalization adjustment”), then (a) the maximum number and class of shares or type of security reserved for issuance and future grant from the share reserve, including returning shares, (b) the exercise price, purchase price, and number and class of Shares or type of security subject to outstanding grants, and (c) the number and class of shares subject to the incentive stock option limit, will be proportionately adjusted, subject to any required action by the board of directors or the stockholders of the Company and in compliance with applicable laws, except that fractions of a share will not be issued.
Effect of Termination of Employment or Service
Termination for Cause. If a grantee’s Continuous Service Status (as defined in the 2019 Plan) is terminated for cause, the grantee’s options or stock appreciation rights will terminate and be forfeited immediately upon the grantee’s termination of Continuous Service Status, and the grantee will be prohibited from exercising any portion (including any vested portion) of such grants on and after the date of such termination of Continuous Service Status. If a grantee’s Continuous Service Status is suspended pending an investigation of whether the grantee’s Continuous Service Status will be terminated for cause, all of the grantee’s rights under any option or stock appreciation right, including the right to exercise the grants, shall be suspended during the investigation period.
Post-Termination Exercise Period. Unless explicitly provided otherwise in a grantee’s grant agreement, if a grantee’s Continuous Service Status is terminated, the grantee (or his or her legal representative, in the case of death) may exercise his or her option or stock appreciation right (to the extent such grant was exercisable on the termination date) within the following period of time following the termination of the grantee’s Continuous Service Status: (a) three months following a termination of a grantee’s Continuous Service Status by the Company without cause or by the grantee for any reason (other than due to death or disability); (b) six months following a termination due to the grantee’s disability; (c) 12 months following a termination due to the grantee’s death; and (d) 12 months following the grantee’s death, if such death occurs following the date of such termination but during the period such grant is otherwise exercisable (as provided in clauses (a) or (b) above). Following the termination date, to the extent the grantee does not exercise such grant within the applicable post-termination exercise period (or, if earlier, prior to the expiration of the maximum term of the grant), such unexercised portion of the grant will terminate, and the grantee will have no further right, title or interest in the terminated grant.
Clawback. All grants granted under the 2019 Plan will be subject to clawback or recoupment under any clawback or recoupment policy adopted by the board of directors or the Committee or required by applicable law during the term of the grantee’s employment or other service with the Company that is applicable to officers, employees, directors or other service providers. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in a grant agreement as the Committee determines necessary or appropriate.

Director Compensation
Our Board of Directors has adopted our non-employee employee director compensation policy for the year ended December 31, 2021. Under the policy, each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers as described below. Our Board of Directors may revise the policy as it deems necessary or appropriate.
Under the policy, all non-employee directors are entitled to receive the following cash compensation, payable in quarterly installments:

Retainer	Amount
Chair of Board of Directors	$100,000
Other Members of Board of Directors	$70,000
Chair of Committee Additional Compensation
Audit and Risk Management Committee	$10,000
Remuneration and Nomination Committee	$10,000
Committee Member Additional Compensation
Audit and Risk Management Committee	$5,000
Remuneration and Nomination Committee	$5,000
Directors may be reimbursed for travel and other expenses incurred in attending to the Company’s business affairs, including attending and returning from meetings of the Board or committees of the Board or meetings of shareholders. Any director who devotes special attention to the business of the Company or who performs services which, in the opinion of the Board, are outside the scope of ordinary duties of a director, may be remunerated for the services (as determined by the Board) out of the funds of the Company. There are no retirement benefit schemes for directors.
2021 Director Compensation Table
The following table provides information regarding total compensation paid to non-employee directors during the year ended December 31, 2021. Directors who are also our employees, such as Mr. Albrecht, receive no additional compensation for their service as directors. Mr. Albrecht’s compensation is presented in the tables summarizing named executive officer compensation in the section “Executive Compensation--2021 Summary Compensation Table.” Mr. Hamerslag did not receive any compensation for his service as a director in 2021.

Name	Fees Earned or Paid in Cash
Elizabeth Bastoni	$120,000
Lisa MacCallum	$75,000
Mia Mends	$75,000
Deven Billimoria(1)	$39,973
Cameron Judson(2)	$35,027
Chris Ackerley(3)	$10,000
Henry Albrecht	$—
Steve Hamerslag	$—
____________
(1)Mr. Billimoria was appointed on June 18, 2021.
(2)Mr. Judson retired on June 18, 2021.
(3)Mr. Ackerley’s term as director ended as of July 18, 2022, the date of the Company’s 2022 annual general meeting of shareholders.

As of December 31, 2021, Mr. Ackerley held stock options for 660,000 shares. None of the other non-employee directors held equity awards as of year-end.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Certain Relationships and Related Party Transactions
Other than the current employment agreements between the Company and each of its executive officers described in Item 6, there are no existing agreements or arrangements and there are no currently proposed transactions in which the Company was, or is to be, a participant, in which the amount involved exceeded or will exceed US$120,000 and in which any current director, executive officer, beneficial owner of more than 5% of our Common Stock, or entities affiliated with them, had or will have a material interest.
We do not currently have a policy for the review, approval or ratification of transactions with related persons that are required to be disclosed under Item 404 of SEC Regulation S-K (“related party transactions policy”). The charter of our board of directors does, however, include a written policy that requires prompt disclosure of any circumstances giving rise to conflict of interest between a director’s personal interests and the interests of Limeade. This policy also imposes restrictions on attendance and voting for a director that has a material personal interest in a matter to be considered by our board of directors and requires a director with a personal interest or inconsistent engagement with a third party with respect to any matter falling within the scope of their office to obtain Limeade’s fully informed consent. We expect that our board of directors will adopt a related party transactions policy prior to the effectiveness of this registration statement on Form 10.
Director Independence
Our Board currently consists of seven members: Henry Albrecht, Elizabeth Bastoni, Deven Billimoria, Steve Hamerslag, Lisa MacCallum, Mia Mends and Lisa Nelson. Although our securities are not listed on a national securities exchange in the U.S., our board of directors has undertaken a review of the independence of each of our directors based on the definition of independence under the rules of The Nasdaq Stock Market LLC (“Nasdaq”). Our board has determined that each of our directors, other than Mr. Albrecht (our Chief Executive Officer), are “independent” based on the definition of independence set forth in the Nasdaq rules.

ITEM 8.LEGAL PROCEEDINGS
From time to time, we may become involved in legal proceedings or be subject to claims arising out of its operations in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 9.    MARKET PRICE OF AND DIVIDEND ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Our CDIs, each representing one share of our common stock, have been listed on the ASX under the trading symbol “LME” since December 20, 2019. Prior to such time there was no public market for our securities. There is no market in the United States for our CDIs or shares of our common stock. The following table sets forth the high and low sales prices for our CDIs as reported on the ASX for the periods indicated since the common began public trading and are reported in Australian dollars and as converted into U.S. Dollars. All currency conversions are based on the prevailing Australian dollar to U.S. Dollar rate on the last day of each respective quarter.

	Sales Price[1]
	Low (A$)		High (A$)		Low (US$)		High (US$)
Fiscal 2022
Second Quarter	A$	0.25	A$	0.45	US$	0.17	US$	0.32
First Quarter	A$	0.31	A$	0.48	US$	0.23	US$	0.36
Fiscal 2021
Fourth Quarter	A$	0.42	A$	0.69	US$	0.31	US$	0.50
Third Quarter	A$	0.60	A$	0.82	US$	0.43	US$	0.59
Second Quarter	A$	0.58	A$	0.91	US$	0.43	US$	0.68
First Quarter	A$	0.75	A$	1.72	US$	0.57	US$	1.31
Fiscal 2020
Fourth Quarter	A$	1.44	A$	2.18	US$	1.10	US$	1.67
Third Quarter	A$	1.35	A$	1.58	US$	0.97	US$	1.13
Second Quarter	A$	1.26	A$	1.57	US$	0.87	US$	1.08
First Quarter	A$	1.20	A$	1.88	US$	0.74	US$	1.15
__________________
(1)The above table sets forth the range of high and low closing sales prices per CDI, each representing a beneficial interest in one-third of a share of our common stock as reported by the ASX for the periods indicated.
Rule 144
We have not previously filed a registration statement under the Securities Act. Under applicable U.S. securities laws, all of the shares of our outstanding common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be resold in the public market to U.S. persons as defined in Regulation S under the Securities Act only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701, under the Securities Act, each as described in more detail below. We have not agreed to register any of our common stock for resale by security holders.
Under Rule 144, beginning 90 days after the effectiveness of this registration statement on Form 10, a person who has beneficially owned shares of our common stock that are restricted securities for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and (2) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time, regardless of whether we have been subject to the Exchange Act periodic reporting requirements or are in compliance with the current public information requirement.
Beginning 90 days after the effectiveness of this registration statement on Form 10, persons who have beneficially owned shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, including volume limitations, and such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.
As of March 31, 2022, out of a total of 550,000,000 shares of common stock authorized, 253,621,067 shares are issued as restricted securities. Of such restricted shares, 161,040,272 shares are held by affiliates (directors, officers and 10% holders), with the balance of 92,580,795 shares being held by non-affiliates.
Rule 701
Rule 701 generally allows a shareholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell shares of our common stock under Rule 144 without complying with the holding period requirements of Rule 144. Most of our employees, executive officers, directors, or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this registration statement on Form 10 before selling their shares under Rule 701.
Holders
As of March 31, 2022, we had 254,407,815 shares of our common stock issued and outstanding, including all shares of common stock underlying issued and outstanding CDIs. As of that date, there was one record holder of our common stock and 724 holders of CDIs.
Dividend Policy
We have never paid or declared any cash dividends on our common stock or CDIs in the past, and we do not anticipate paying any cash dividends on our common stock or CDIs in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Subject to such restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.
Equity Compensation Plan Information
The following table summarizes, as of December 31, 2021, equity compensation plan information for our 2019 Omnibus Incentive Plan, 2016 Stock Plan and 2006 Stock Plan as a group. The 2019 Omnibus Incentive Plan replaced the 2016 Stock Plan, which replaced the 2006 Stock Plan. No further awards may be granted under the 2016 Stock Plan or the 2006 Stock Plan, although the terms of the 2016 Stock Option Plan and the 2006 Stock Plan continue to apply to awards granted under those plans.

Equity Compensation Plan Information
(at Fiscal Year-End)
	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	27,628,500	$0.28	23,885,495
Equity compensation plans not approved by security holders	—	—	—
Total	27,628,500	$0.28	23,885,495
__________________
a.Includes 7,184,250 shares of common stock issuable upon vesting of outstanding RSUs.
b.The weighted-average exercise price does not include the shares issuable upon vesting of RSUs, which have no exercise price.
c.Available for issuance under the 2019 Omnibus Incentive Plan.

ITEM 10.RECENT SALES OF UNREGISTERED SECURITIES
On December 20, 2019, we listed on the ASX in connection with an initial public offering of 27,060,208 CDIs each representing one share of common stock, at an issuance price of A$1.85 (approximately US$1.27) per CDI to raise approximately A$50.1 million (US$34.2 million) in gross proceeds. Total costs of the offer incurred during the year ended December 31, 2019 totaled approximately A$5.9 million (US$4.1 million). Moelis Australia Advisory Pty Ltd and Macquarie Capital (Australia) Limited acted as joint underwriters and lead managers for our initial public offering on the ASX.
In addition to CDIs issued over shares that we sold as part of the initial public offering, CDIs issued over shares held by certain selling shareholders were sold. In connection with the initial public offering, all outstanding shares of our preferred stock were converted into 14,175,094 shares of our common stock. These shares were then split on a 1-for-8 basis, resulting in 113,400,752 shares of common stock. As an incentive to convert their preferred shares to common stock, holders of our preferred shares were offered 26,993,844 additional shares of common stock at an aggregate value of A$49.9 million (US$34.2 million), equivalent to what their liquidation preferences would have been in a liquidation event. CDIs representing these 26,993,844 additional shares of common stock were sold by the former holders of our preferred shares as part of initial public offering for A$49.9 million (US$34.2 million), with the proceeds going to the selling shareholders.
From December 20, 2019 through December 31, 2021, the Company granted 27,260,000 equity securities in the form of stock options and restricted stock units under its equity incentive plans. The stock option exercise prices range from $0.19875 and $1.21803 per share, and the restricted stock units are to be settled in shares of our common stock.
The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Section 3(a)(9) of the Securities Act, Rule 701 or Regulation S promulgated thereunder. Except for the CDIs sold in connection with our initial public offering by the selling shareholders described above, the securities were issued directly by us and did not involve a U.S. public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

ITEM 11.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
The following description summarizes certain terms of our capital stock. This summary does not purport to be complete and is qualified by reference to the provisions of our Articles and Bylaws, both of which are filed as exhibits to this registration statement, and to the applicable provisions of the Washington Business Corporation Act.
General
Limeade is authorized to issue up to 550,000,000 shares of common stock, no par value per share, and 10,000,000 shares of undesignated preferred stock, no par value per share.
Common Stock
Dividend Rights
Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time (if any), holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.
Voting Rights
Each share of our common stock entitles its holder to one vote on all matters submitted to a voted on by the shareholders, including the election of directors. We have not provided for cumulative voting for the election of directors in our Articles.
Right to Receive Liquidation Distributions
Subject to the prior or preferential rights of holders of our preferred stock outstanding at the time (if any), in the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders.
Rights and Preferences
Holders of our common stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
Our board of directors has the authority under our Articles, subject to the ASX Listing Rules and the WBCA, to issue from time to time shares of preferred stock in one or more series and to fix the designations and powers, preferences and rights, and the qualifications, limitations and restrictions of each series. There is currently no preferred stock issued and outstanding and we have no present plan to issue any shares of preferred stock.
Stock Options and Restricted Stock Units
As of March 31, 2022, there were 8,553,522 shares of our common stock issuable upon exercise of outstanding stock options pursuant to the 2019 Plan and its predecessor plans, with a weighted average exercise price of $0.33 per share. In addition, as of that date, there were 7,914,353 shares of our common stock issuable upon vesting and settlement of outstanding restricted stock units pursuant to the 2019 Plan.
Chess Depository Interests
Our shares of common stock are traded on the ASX in the form of CDIs, under the ASX trading code “LME”. In order for our CDIs to trade electronically on the ASX, we participate in the electronic transfer system known as the Clearing House Electronic Subregister System (“CHESS”) operated by ASX Settlement Pty Limited (“ASX Settlement”). ASX Settlement provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. The ASX Settlement Operating

Rules form part of the overall listing and market rules which we are required to comply with as an entity listed on ASX.
CHESS is an electronic system which manages the settlement of transactions executed on ASX and facilitates the paperless transfer of legal title to ASX quoted securities. CHESS cannot be used directly for the transfer of securities of companies domiciled in certain jurisdictions outside of Australia, such as the United States. Accordingly, to enable our shares of common stock to be cleared and settled electronically through CHESS, we have made arrangements for the issue of depositary interests called CDIs. No share certificates are issued in respect of shareholdings that are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers that occur on CHESS.
CDIs confer the beneficial ownership in the shares of common stock on the CDI holder, with the legal title to such shares held by CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of ASX, to act as our Australian depositary and issue CDIs. Each CDI represents beneficial ownership of one share of our common stock. Holders of CDIs therefore receive all economic benefits (such as dividends, if any) on a one-for-one basis. However, CDI holders are not able to vote personally at a meeting of our shareholders. Instead, CDI holders are provided with a voting instruction form which enables them to instruct the depository nominee in relation to the exercise of voting rights.
A holder of CDIs who does not wish to have their trades settled in CDIs may request that their CDIs be converted into shares of common stock, in which case legal title to the shares of common stock will be transferred to the holder of CDIs and a book entry for the shares of common stock will be made on the records of our transfer agent. However, such shares of common stock may not be traded on the ASX. If thereafter the holder wishes to sell their investment on ASX, it will be necessary for them to convert their shares of common stock back into CDIs.
Anti-Takeover Provisions
Classified Board of Directors; No Cumulative Voting
Our Articles establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of shareholders, with the directors in other classes continuing for the remainder of their three-year terms. The classification of our board of directors makes it more difficult for shareholders to change the composition of our board of directors. Our Articles have eliminated the right of shareholders to cumulate their votes in the election of directors, making it more difficult for shareholders owning less than a majority of our shares to elect any members to our board of directors.
Action by Written Consent of Our Shareholders
The WBCA provides that shareholders of a Washington corporation may act by nonunanimous written consent only if expressly authorized in the corporation’s articles of incorporation. Otherwise, shareholder approval by written consent must be unanimous. Our Articles do not authorize shareholders to act by nonunanimous consent. The inability of our shareholders to act by nonunanimous written consent may delay their ability to take action that is otherwise supported by a majority of the outstanding shares, since for practical reasons shareholders may only take action at an annual or special meeting of shareholders.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our Bylaws provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide timely advance written notice to us in writing, and specify requirements as to the form and content of a shareholder’s notice, which may preclude shareholders from bringing matters before a meeting of shareholders or from making nominations for directors at a meeting of shareholders.
Blank Check Preferred Stock
Our Articles authorize our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights or preferences as it may designate, which could be used to significantly dilute the ownership of a hostile acquirer.

Washington Anti-Takeover Law
Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act, sometimes referred to as the Washington Takeover Act, generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” A “target company” means a Washington corporation that has a class of voting shares registered with the SEC pursuant to Section 12 or 15 of the Exchange Act, or a Washington corporation that has otherwise elected to be governed by Chapter 23B.19 in its articles of incorporation. We have included such a provision in our Articles, and are therefore subject to the Washington Takeover Act.
The Washington Takeover Act could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:
a.a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
b.a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;
c.a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or
d.liquidating or dissolving the target corporation.
After the five-year period, certain “significant business transactions” are further subject to certain “fair price” requirements, or in the alternative must be approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 510 of Chapter 23B.08 of the Washington Business Corporation Act provides, in general, that a corporation may indemnify an individual who was, is, or is threatened to be made a named defendant or respondent to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (for the purposes of this Item 12, a “proceeding”) because the individual is or was a director against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding incurred in the proceeding if the individual acted in good faith and the individual believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the corporation’s best interests, and, in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. A corporation may not indemnify a director under Section 510 of Chapter 23B.08 of the Washington Business Corporation Act in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.
Section 520 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was, is, or is threatened to be made a named defendant or respondent to a proceeding to which the director was party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.
Section 540 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, a director of a corporation who is party to a proceeding may apply for indemnification or advancement of expenses to the court conducting the proceeding or to another court of competent jurisdiction.
Section 570 of Chapter 23B.08 of the Washington Business Corporation Act provides that, unless a corporation’s articles of incorporation provide otherwise, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 520 of Chapter 23B.08 of the Washington Business Corporation Act, and is entitled to apply for court-ordered indemnification under Section 540 of Chapter 23B.08 of the Washington Business Corporation Act, in each case to the same extent as a director.
Our Articles and Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by the Washington Business Corporation Act, including instances in which indemnification is otherwise discretionary under the law. Our Bylaws indemnify our directors and officers against liability incurred as a result of their performance of services requested by the Company, and we will advance reasonable expenses toward the defense of any such proceeding brought against them, except in any case in which liability results from:
a.acts or omissions adjudged to have involved intentional misconduct, a knowing violation of law or an unlawful distribution;
b.for conduct finally adjudged to be in violation of RCW 23B.08.310; or
c.any transaction in which the director or officer is adjudged to have personally received a benefit in money, property or services to which he or she is not legally entitled.
Our Articles also limit the liability of our directors to the Company and to its shareholders for monetary damages incurred in their capacity as a director to liability resulting from the same acts or omissions or transactions described above.
Our Bylaws provide that we may purchase and maintain liability insurance on behalf of our directors, officers, employees, and agents. We currently maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liability incurred as a result of serving in their capacities as directors and officers, subject to certain exclusions.
ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Our audited and unaudited consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-2 through F-40 of this registration statement.
ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
Limeade has no disclosable events relating to changes in its independent registered public accounting firm during the two most recent fiscal years or any subsequent interim period, disagreements with its independent registered public accounting firm about any of its accounting or financial disclosure.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS
Our audited and unaudited consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-2 through F-39 of this registration statement.

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation[1]
3.2	Amended and Restated Bylaws[1]
10.1	Form of Director Agreement[1]
10.2	Limeade Amended and Restated 2006 Stock Plan[1]
10.3	Limeade Amended 2016 Stock Plan[1]
10.4	Limeade 2019 Omnibus Incentive Plan
10.5	Form of Option Agreement under 2019 Omnibus Incentive Plan[1]
10.6	Form of Notice of Award for RSUs[1]
10.7	Revolving Credit and Security Agreement between Limeade and Comerica Bank[1]
10.8	Executive Employment Agreement, dated March 1, 2022, between Limeade and Larry Colagiovanni[1]
10.9	Executive Employment Agreement, dated March 1, 2022, between Limeade and Todd Spartz[1]
10.10	Executive Employment Agreement, dated March 1, 2022, between Limeade and Henry Albrecht[1]
10.11	Lease Agreement, dated August 1, 2018, between Limeade and Hines Global REIT Summit Holdings LLC[1]
10.12	Lease Agreement, dated August 17, 2017, between TINYhr and Selig Holdings Company[1]
21.1	Subsidiaries of Registrant[1]
_______________
(1)To be filed by amendment

Deloitte & Touche LLP 1015 Second Avenue Suite 500 Seattle, WA 98104 Tel: +1 206 716 7000 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Limeade, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Limeade, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Seattle, Washington
August 4, 2022
We have served as the Company’s auditor since 2019.

Limeade, Inc.
Consolidated Balance Sheets
(in thousands, except shares and per share data)

	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$13,939	$31,497
Accounts receivable, net of allowance for doubtful accounts of $93 and $117, respectively	8,709	8,624
Capitalized sales commissions	271	—
Prepaid expenses and other current assets	5,433	3,388
Total current assets	28,352	43,509
Property and equipment, net	441	590
Capitalized software development costs, net	8,895	6,302
Capitalized sales commissions, net of current portion	399	—
Operating lease right-of-use assets	2,638	2,324
Goodwill	8,562	1,435
Intangible assets, net	3,926	1,001
Other non-current assets	327	361
Total assets	$53,540	$55,522

Liabilities and stockholders' equity
Current liabilities
Trade payables	$2,058	$4,127
Accrued expenses and other current liabilities	10,703	8,499
Operating lease liabilities	1,531	566
Deferred revenue	13,528	10,089
Customer deposits	2,578	2,499
Acquisition earnout liability	110	—
Total current liabilities	30,508	25,780
Operating lease liabilities, net of current portion	1,363	1,806
Acquisition earnout liability, net of current portion	790	—
Deferred tax liability	10	5
Total liabilities	32,671	27,591
Commitments and contingencies (Note 12)
Stockholders' equity
Preferred stock (no par value, 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2021 and 2020, respectively)	—	—
Common stock (no par value, 550,000,000 shares authorized, 253,621,067 and 247,420,156 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	—	—
Additional paid-in capital	70,241	67,586
Accumulated other comprehensive income (loss)	35	(213)
Accumulated deficit	(49,407)	(39,442)
Total stockholders' equity	20,869	27,931
Total liabilities and stockholders' equity	$53,540	$55,522
The accompanying notes are an integral part of these consolidated financial statements.

Limeade, Inc.
Consolidated Statements of Operations
(in thousands, except shares and per share data)

	Year Ended December 31,
	2021	2020
Revenue:
Subscription services	$52,172	$54,926
Other	3,024	1,659
Total revenue	55,196	56,585
Cost of revenue	15,032	13,268
Gross profit	40,164	43,317
Operating expenses:
Sales and marketing	17,713	18,277
Research and development	20,400	16,978
General and administrative	11,847	8,680
Total operating expenses	49,960	43,935
Loss from operations	(9,796)	(618)
Other income (expense), net	(144)	369
Loss before income taxes	(9,940)	(249)
Income tax expense	(25)	(16)
Net loss	$(9,965)	$(265)
Net loss per share attributable to common stockholders, basic and diluted	$(0.04)	$(0.00)
Weighted-average shares of common stock outstanding, basic and diluted	250,356,000	245,519,652
The accompanying notes are an integral part of these consolidated financial statements.

Limeade, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,
	2021	2020
Net loss	$(9,965)	$(265)
Other comprehensive income (loss):
Foreign currency translation adjustments	248	(208)
Total comprehensive loss	$(9,717)	$(473)
The accompanying notes are an integral part of these consolidated financial statements.

Limeade, Inc.
Consolidated Statements of Stockholders’ Equity
(in thousands, except shares)

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Common Stock
	Shares	Amount
BALANCE, December 31, 2019	244,849,004	$—	$66,407	$(39,177)	$(5)	$27,225
Initial public offering costs	—	—	(59)	—	—	(59)
Exercise of stock options and release of restricted stock units	2,571,152	—	316	—	—	316
Stock-based compensation	—	—	922	—	—	922
Loss on translation adjustments	—	—	—	—	(208)	(208)
Net loss	—	—	—	(265)	—	(265)
BALANCE, December 31, 2020	247,420,156	—	67,586	(39,442)	(213)	27,931
Exercise of stock options and release of restricted stock units	6,200,911	—	768	—	—	768
Stock-based compensation	—	—	1,887	—	—	1,887
Gain on translation adjustments	—	—	—	—	248	248
Net loss	—	—	—	(9,965)	—	(9,965)
BALANCE, December 31, 2021	253,621,067	$—	$70,241	$(49,407)	$35	$20,869
The accompanying notes are an integral part of these consolidated financial statements.

Limeade, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,965)	$(265)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	2,077	1,489
Stock-based compensation	1,887	922
Non-cash operating lease expense	1,013	1,212
Amortization of capitalized sales commissions	47	—
Foreign currency transactions	35	(236)
Other	(19)	41
Changes in operating assets and liabilities
Accounts receivable	713	(1,361)
Prepaid expenses and other current assets	(1,537)	937
Capitalized sales commission	(717)	—
Other non-current assets	64	294
Trade payables	(2,114)	471
Accrued expenses and other current liabilities	1,645	(385)
Deferred revenue	2,389	1,774
Customer deposits	79	405
Operating lease liabilities	(805)	(1,517)
Net cash provided by (used in) operating activities	(5,208)	3,781
CASH FLOWS FROM INVESTING ACTIVITIES
Capitalized software development costs	(3,655)	(2,987)
Purchases of property and equipment	(181)	(197)
Cash paid for acquisition, net	(9,091)	—
Net cash used in investing activities	(12,927)	(3,184)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	601	316
Payments of initial public offering transaction costs	—	(829)
Payments on principal of capital leases	—	(4)
Payments on acquisition holdbacks	—	(571)
Net cash provided by (used in) financing activities	601	(1,088)
Foreign currency effect on cash and cash equivalents	(24)	26
NET CHANGE IN CASH AND CASH EQUIVALENTS	(17,558)	(465)
CASH AND CASH EQUIVALENTS
Beginning of year	31,497	31,962
End of year	$13,939	$31,497
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$1	$—
Cash paid for taxes	$28	$3
NON-CASH OPERATING, INVESTING, AND FINANCING ACTIVITIES
Property and equipment included in accounts payable	$2	$25
Fair value of acquisition earnout liability	$900	$—
The accompanying notes are an integral part of these consolidated financial statements.

Limeade, Inc.
Notes to Consolidated Financial Statements
NOTE 1 – ORGANIZATION
Description of Business
Limeade, Inc. (the “Company”, “Limeade”, or "Management") was incorporated in the state of Washington on February 23, 2006, and is headquartered in Bellevue, Washington. Limeade is an immersive employee well-being company that creates healthy employee experiences. By putting well-being at the heart of the employee experience, Limeade helps reduce burnout and turnover while increasing well-being and engagement — ultimately elevating business performance. The Company generates revenue through the sale of its software solutions to customers, which are provided via the cloud, under a subscription-based revenue model
The Company has wholly owned subsidiaries in Canada, Germany, Vietnam, and a branch registered in Australia. These entities provide business development, software development, and support services.
Certain Significant Risks and Uncertainties
The Company operates in a dynamic industry and accordingly, can be affected by a variety of factors. Management believes that changes in several areas could have a significant negative effect on the Company in terms of the Company’s future financial position and results of operations or cash flows. These areas include increasing demand for the Company’s products and services, reliance on key personnel including the ability to attract and retain qualified employees and key personnel, competition from other companies with greater financial, technical, and marketing resources, scaling and adaptation of existing technology and network infrastructure, management of the Company’s growth, and protection of the Company’s brand and intellectual property, among other things.
The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. In view of the rapidly changing business environment, unprecedented market volatility and heightened degree of uncertainty resulting from COVID-19, the Company is currently unable to fully determine its future impact on the Company’s business. However, the Company is monitoring the progression of the pandemic and its potential effect on the Company’s financial position, results of operations, and cash flows.
Liquidity
The Company has incurred net losses since inception and had an accumulated deficit of $49.4 million as of December 31, 2021. The Company incurred a net loss of $10.0 million and $0.3 million during the years ended December 31, 2021 and 2020, respectively.
The Company had $13.9 million in cash and cash equivalents as of December 31, 2021, which management believes will be sufficient to fund the Company’s operations for at least one year from the date these consolidated financial statements are issued.
NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements include those of the Company and its subsidiaries after elimination of all intercompany accounts and transactions. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates include revenue recognition, allowances for doubtful accounts, useful lives of property and equipment and capitalized software development costs, assumptions used in stock-based compensation, measurement of the valuation allowance for deferred tax assets and estimates of fair value of acquired assets and liabilities. Actual results could differ from management’s estimates and assumptions.
The COVID-19 pandemic has introduced significant additional uncertainty with respect to estimates, judgments and assumptions, which may materially impact the estimates previously listed.
Concentration of Credit Risk and Significant Customers
The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. The Company generally places its cash and cash equivalents with high-credit-quality counterparties and by policy, limits the amount deposited based on the Company’s analysis of the counterparty’s relative credit standing to manage credit risk with any one counterparty where deposits may exceed the Federal Deposit Insurance Corporation limits.
Credit risk with respect to accounts receivable is dispersed based on the number of the customers. No single customer represented more than 10% of total revenue during the years ended December 31, 2021 and 2020.
Segments
The Company operates in one operating segment. Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”), who is the chief executive officer. The CODM assesses the performance of the Company and makes allocation decisions.
The Company’s long-lived assets are primarily located in the United States. Revenue by geographical region is included in Note 7.
Foreign Currency Translation
The Company’s consolidated financial statements are reported in U.S. dollars. The financial statements of the Company’s foreign subsidiaries with a functional currency other than U.S. dollars have been translated into U.S. dollars. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at each period-end. Income statement amounts are translated at the average exchange rate during the period. Translation adjustments resulting from this process are included in other comprehensive income (loss).
Fair Value Measurements
U.S. GAAP has established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.
The three levels of inputs used to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities
Level 2 – Observable inputs other than quoted prices included in Level 1
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded net of an allowance for doubtful accounts and are generally due within 30 to 75 days. The allowance for doubtful accounts reflects the Company’s best estimate of losses inherent in the gross accounts receivable balance. The Company considers accounts outstanding longer than the contractual payment terms as past due. The Company determines the allowance by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations, and the condition of the general economy and industry as a whole. Accounts receivable ultimately deemed uncollectible are written off against their allowance in the period in which they are deemed uncollectible.
Accounts receivable include outstanding invoices issued to customers according to the terms of the Company’s contractual arrangements. The Company reviews accounts receivable regularly to determine if any receivable will be potentially uncollectible.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is reported on the Consolidated Statement of Operations within the operating expense category that benefits from the use of the asset. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Useful Life (Years)
Computer equipment and software	3 years
Furniture and equipment	3 - 5 years
Leasehold improvements	Shorter of remaining lease term or 5 years
Internally Developed Software
All costs related to the development of internal use software, other than those incurred during the application development stage, are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software, which is typically seven years. The estimated useful lives of internally developed software are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades and/or enhancements to the existing functionality. Capitalized internally developed software costs are amortized on a straight-line basis over their expected economic lives. Amortization of these costs begins once the product is ready for its intended use. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.
The Company capitalized $3.7 million and $3.0 million of internally developed software costs for the years ended December 31, 2021 and 2020, respectively. Amortization expense related to capitalized software was $1.1 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively, and is included in Cost of revenue on the Consolidated Statement of Operations.
Goodwill, Intangible Assets, and Other Long-Lived Assets
The Company’s long-lived assets with finite lives consist primarily of property and equipment, capitalized software development costs, operating lease right-of-use assets and acquired intangible assets. Acquired finite-lived intangible assets consist of acquired technology and customer relationships, which are amortized over their estimated useful lives. Amortization expense for these intangible assets is included in the Cost of revenue and Sales & marketing lines of the Consolidated Statement of Operations.
The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows which the assets are expected to generate. If the carrying value is not recoverable, the fair value is determined, and an impairment is recognized for the amount by which the carrying value exceeds the fair value. Impairment testing is performed at the reporting unit level. Management has determined that there was no impairment of long-lived assets for the years ended December 31, 2021 and 2020.

Goodwill represents the excess of the cost of an acquired business over the fair value of the assets acquired at the date of acquisition and is not amortized. The Company reviews goodwill for impairment at least annually in the fourth quarter, or more frequently, if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. There was no impairment of goodwill recorded for the years ended December 31, 2021 and 2020, respectively.
Business Combinations
The Company accounts for business acquisitions using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recorded at the date of acquisition at their respective fair values. Goodwill is recorded when consideration paid in a purchase acquisition exceeds the fair value of the net assets acquired.
Revenue Recognition
The Company derives its revenues from two primary sources: (1) subscription revenues, which are comprised of fees from customers for access to the Company’s software platform and fees from customers for value-add services provided by third parties and (2) other revenues, which are comprised of fees from customers for implementation services and onsite client program managers.
Revenue is recognized when promised goods and services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process:
1.Identify a contract(s) with a customer
2.Identify the performance obligation in the contract
3.Determine the transaction price
4.Allocate the transaction price to the performance obligations in the contract
5.Recognize revenue when (or as) the Company satisfies a performance obligation
The Company identifies enforceable contracts with a customer when the agreement is signed. Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.
The following describes the nature of the Company’s primary types of revenue and related revenue recognition policies.
Subscription Revenue
Subscription revenues are cloud-based subscriptions which allow customers to access the Company’s software during a contractual period without taking possession of the software. The Company’s subscription arrangements typically contain a contract period of three years, and can be billable in annual, quarterly, or monthly invoices. The majority of these contracts allow the customer to terminate at the anniversaries. Billings or payments received in advance of customers being provided access to the software are deferred. The Company recognizes revenue related to these cloud-based subscriptions ratably over the life of the subscription agreement beginning when the customer first has access to the software.
Subscription revenues also include third-party services such as health coaching and content subscription services, which are often contracted for and billed to the customer by the Company. Revenue associated with these arrangements in which the Company acts as an agent is recognized net of costs charged to the Company by the third-party providers and is generally recognized on a ratable basis over the contract period.
Other Revenue
Other revenue includes implementation fees for subscription software and related programs, as well as other services such as onsite client program managers, biometric data collection, and onsite screenings. Billings or payments received in advance of other revenue service performance are deferred and are recognized as the services are performed, or ratably over the contract period, depending on the service.
Performance Obligations
The Company provides multiple services under its contracts with customers comprising subscription, implementation services and onsite management. The Company identifies performance obligations in its contracts with customers by evaluating whether individual services are distinct. The Company considers a service distinct if it is (i) capable of being distinct and (ii) distinct within the context of the agreement. Services that are not distinct are combined into a single performance obligation.
The Company determines the transaction price based on the amount of consideration it expects to receive in exchange for transferring the promised goods or services to the customer. It allocates the transaction price in the contract to each distinct performance obligation in an amount that depicts the relative amount of consideration it expects to receive in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied.
Remaining Performance Obligations
Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenues in future periods. In calculating the remaining performance obligation amount, the Company excludes amounts related to its usage-based contracts and contracts with original duration of one year or less. The Company expects to recognize all of revenue of these remaining performance obligations within the next 12 months.
Judgments and Estimates
Contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately from one another requires judgment. The Company’s contracts often require it to perform certain setup and implementation services so that its customers can appropriately utilize its subscription products. Implementation services are not capable of being distinct from the subscription service. Instead, they are combined with the Company’s subscription services and recognized ratably over the term of the customer contract. In future periods, these services may qualify as distinct performance obligations which may require further transaction price allocation and earlier recognition of revenue for a portion of customer contracts.
Judgment is also required to determine the standalone selling price (“SSP”) for each distinct performance obligation. The Company typically has more than one SSP for each of its products and services based on customer stratification, which is based on the size of the customer, their geographic region, and market segment. For cloud-based subscriptions, SSP is generally observable using standalone sales and/or renewals. The Company evaluates contracts with customers that include options to purchase additional goods or services to determine whether the options give rise to a material right, which is a separate performance obligation. If the Company determines the options give rise to a material right, the revenue allocated to such right is not recognized until the option is exercised or the option expires.
Finally, the Company’s contracts with customers generally include performance or service level guarantees, which obligate the Company to certain service performance deliverables such as minimum engagement rates, minimum scores on customer satisfaction surveys and web-site uptime requirements. These guarantees are treated as variable consideration, which reduces the total transaction price for individual contracts. The Company monitors compliance with performance guarantees throughout the duration of each contract and has a history of meeting contract performance guarantees.
Assets Recognized from the Costs to Obtain a Contract with a Customer
The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year. The Company’s commission plans through to June 30, 2021 include substantive service conditions that need to be met before a commission associated with a contract (or group of contracts) is actually earned by the salesperson. In such cases, some or all of the sales commission may not be incremental costs incurred to obtain a contract with the customer since the costs were not actually incurred solely as a result of obtaining a contract with a customer. Rather the costs were incurred as a result of obtaining a contract with a customer and the salesperson providing ongoing services to the entity for a substantive period. In the second quarter of 2021, the substantive service conditions were removed from the commission plans. Accordingly, sales commissions paid for the acquisition of the initial subscription contract relating to sales made in the second half of 2021 were capitalized and will be amortized over the estimated customer life of 36 months.
Contract Assets
Contract assets represent the portion of the transaction price from a contract with a customer where control has transferred, but for which the company currently does not have the contractual right to invoice. The Company reduces the gross contract asset balance for any impairments identified based on its consideration of a combination of factors including past collection experience, credit quality of the customer, age of other receivables balances due from the customer and current economic conditions.
Deferred Revenue
Deferred revenue represents billings or payments received in advance of revenue recognition from subscription and other revenue. The Company generally invoices customers monthly, semi-annually, or annually in advance of providing services.
Customer Deposits
Customer deposits represents payments received in advance of revenue recognition from subscription and third-party services that are subject to cancellation and refund provisions.
Income Taxes
The Company accounts for income taxes under the asset and liability method. The Company’s deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates expected to apply in the years when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company assesses its income tax positions and records income taxes based upon management’s evaluation of the facts, circumstances, and information available at the reporting date.
The Company determines whether its uncertain tax positions are more likely than not to be sustained upon examination based on the technical merits of the position. For tax positions not meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company does not have any uncertain tax positions as of December 31, 2021 or December 31, 2020.
Stock-based Compensation
The Company accounts for stock-based payment awards made to employees and directors under Accounting Standards Codification ("ASC") Share-Based Payments ("ASC 718"), which requires measurement and recognition of compensation expense for all share-based payment awards based on fair value. The Company estimates the fair value of stock-based payment awards using the Black-Scholes option-pricing model. The Black-Scholes model incorporates various assumptions, including expected volatility, dividend yields, risk-free interest rates, weighted-average expected lives, and estimated forfeitures of options.
Under ASC 718, stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees and directors using a straight-line method, generally over a service period of four years.
Stock-based compensation cost for restricted stock units (“RSUs”) is recognized on a straight-line basis in the consolidated statements of operations over the period during which the participant is required to perform services in exchange for the award, based on the fair value of the underlying common stock on the date of grant. The vesting period of each RSU grant is generally four years and stock-based compensation is adjusted for the impact of estimated forfeitures.
Research and Development Expenses
Research and development expenses include payroll, employee benefits, and other headcount-related costs associated with product development. Research and development costs are expensed as incurred.
Leases
The Company determines if an arrangement is a lease at inception, and leases are classified at commencement as either operating or finance leases. Right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets are presented in long-term assets on the consolidated balance sheets. As most of the Company’s operating leases do not provide an implicit rate, management uses its incremental borrowing rate in determining the present value of future payments. This rate is an estimate of the collateralized borrowing rate it would incur on the future lease payments over a similar term based on the information available at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option.
The Company utilizes certain practical expedients and policy elections available under the lease accounting standard. It does not record right-of-use assets or lease liabilities for leases with terms of 12 months or less, and it combines lease and non-lease components for contracts containing real estate leases. Right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.
Contingencies
A loss contingency is recorded if it is probable and the amount of the loss can be reasonably estimated. The Company assesses, among other factors, the probability of an adverse outcome and its ability to make a reasonable estimate of the ultimate loss.
Net Loss per Share Attributable to Common Stockholders
The Company calculates basic net loss per share by dividing net loss by the weighted-average number of the Company’s common stock shares outstanding during the respective period. The Company calculates diluted net loss per share by adjusting basic net loss per share for the potential dilutive impacts of outstanding stock options and restricted stock units (“RSUs”).The denominator of the diluted net loss per share calculation is adjusted for these securities if the impact of doing so increases net loss per share.
During the periods presented, the impact is to decrease net loss per share and therefore the Company is precluded from adjusting its calculation for these securities. As a result, diluted net loss per share is calculated using the same formula as basic net loss per share.

The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because of the impact of including them would have been anti-dilutive:

	December 31,
	2021	2020
Stock options	20,249,586	20,678,749
RSUs	7,184,250	1,863,000
Total	27,433,836	22,541,749
Recently Adopted Accounting Pronouncements
Effective January 1, 2020 the Company adopted ASU 2018-7, Compensation-Stock Compensation; Improvements to Nonemployee Share-Based Payment Accounting ("ASU 718") which conforms the accounting for non-employees to the accounting treatment for employees. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In December 2019, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 is part of the FASB’s overall simplification initiative and seeks to simplify the accounting for income taxes by updating certain guidance and removing certain exceptions. The updated guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on December 31, 2021, and does not expect ASU 2019-12 to have a material effect on the Company’s consolidated financial statements other than modification of income tax disclosure.
In June 2020, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. As a smaller reporting company, this guidance requires an entity to measure and recognize expected credit losses for certain financial instruments and financial assets, including trade receivables. This guidance is effective for the Company on January 1, 2023 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures and does not expect a material impact.
NOTE 3 – FAIR VALUE MEASUREMENTS
Cash equivalents invested in money market funds are classified as Level 1. Acquisition earnout liabilities are classified as Level 3 because the Company uses unobservable inputs to value them, reflecting its assessment of the assumptions market participants would use to value these liabilities (refer to Note 14). Changes in the fair value of earnout liabilities are recorded in other income (loss), net in the consolidated statements of operations. The following table summarizes the valuation of financial instruments within the fair-value hierarchy:

	December 31, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$379	$379	$—	$—
Liabilities:
Acquisition earnout liability	900	—	—	900
There were no financial assets and liabilities outstanding that were measured at fair value on a recurring basis as of December 31, 2020.

NOTE 4 – BALANCE SHEET COMPONENTS
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following:

	December 31,
(in thousands)	2021	2020
Prepaid gift card costs	$3,296	$1,034
Prepaid software	1,556	1,294
Prepaid insurance	97	641
Prepaid marketing	164	264
Other	320	155
Total prepaid expenses and other current assets	$5,433	$3,388
Property and Equipment
Property and equipment consists of the following:

	December 31,
(in thousands)	2021	2020
Computer equipment and software	$1,745	$4,126
Furniture and equipment	660	660
Leasehold improvements	607	604
Total	3,012	5,390
Less: accumulated depreciation and amortization	(2,571)	(4,800)
Total property and equipment, net	$441	$590
Depreciation and amortization expense for property and equipment was $0.3 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively.
Capitalized Software Development Costs
The Company capitalized $3.7 million and $3.0 million of internally developed software costs for the years ended December 31, 2021 and 2020, respectively. Amortization expense related to capitalized software was $1.1 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively, and the Company recorded accumulated amortization of $2.2 million and $1.1 million as of December 31, 2021 and 2020, respectively.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31,
(in thousands)	2021	2020
Accrued gift card liability	$3,978	$2,587
Accrued compensation	3,748	2,879
Accrued vendor costs	1,927	1,375
Performance guarantee liability	710	1,550
Other	340	108
Total accrued expenses and other current liabilities	$10,703	$8,499

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS
Goodwill
The changes in the carrying amount of goodwill are as follows:

(in thousands)
Beginning balance at December 31, 2020	$1,435
Additions from acquisitions	7,127
Ending balance at December 31, 2021	$8,562
Intangible Assets
Finite-lived intangible assets consisted of the following:

		December 31, 2021
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	5	$4,878	$(1,502)	$3,376
Technology	5	600	(50)	550
Total intangible assets		$5,478	$(1,552)	$3,926

		December 31, 2020
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	5	$1,878	$(877)	$1,001
Amortization expense for finite-lived intangible assets for the years ended December 31, 2021 and 2020 was $0.7 million and $0.4 million, respectively.
Estimated future amortization expense of intangible assets as of December 31, 2021 is as follows:

(in thousands)
2022	$1,096
2023	970
2024	720
2025	720
2026	420
Total	$3,926
NOTE 6 – EMPLOYEE SAVINGS PLAN
In September 2011, the Company adopted a retirement plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of the Company who meet minimum age and service requirements and allows for participants to defer a portion of their annual compensation on a pre-tax basis subject to annual regulatory contribution limitations. Plan assets are held separately from those of the Company in funds under the control of a third-party trustee.
In October of 2020 the Company amended the 401(k) Plan to include an employer matching contribution retroactive to January 1, 2020, with 100% immediate vesting. The Company will make matching contributions of 50% to each participant's before-tax and Roth elective contributions, limited to 3% of the participant's compensation each pay period for each employee who has met the match contribution eligibility criteria. For the years ended December 31, 2021 and 2020, the Company had accrued $0.1 million and $0.7 million, respectively, related to the

Company matching contribution. These amounts are included in accrued expenses and other current liabilities on the consolidated balance sheets.
NOTE 7 – REVENUE AND DEFERRED REVENUE
Disaggregation of Revenue
The following table summarizes revenue by geographic area, which is based on the billing address of the customer:

	December 31,
(in thousands)	2021	2020
Revenue:
United States	$53,061	$53,323
Other	2,135	3,262
Total revenue	$55,196	$56,585
Performance Guarantees
Reserves for estimated contract performance guarantees are established based on historical performance and are recognized as a reduction of revenue and as accrued expenses and other current liabilities on the consolidated balance sheets. The performance guarantee reserve liability is $0.7 million and $1.6 million as of December 31, 2021 and 2020, respectively.
Contract Costs
For the year ended December 31, 2021, the Company had $0.7 million of sales commissions that were capitalized and less than $0.1 million of related amortization expense. The Company did not have any costs that met the requirements for capitalization for the year ended December 31, 2020.
Contract Assets and Contract Liabilities
Contract assets represent the portion of the transaction price from a contract with a customer where control has transferred, but for which the company currently does not have the contractual right to invoice. The Company did not have any contract assets as of December 31, 2021 or December 31, 2020.
Contract liabilities consist of deferred revenue. Timing may differ between the satisfaction of performance obligations and the billing and collection of amounts related to contracts with customers. Revenue is deferred for amounts that are billed in advance of the satisfaction of performance obligations.
Deferred revenue as of December 31, 2021, is expected to be recognized within the next 12 months as the revenue recognition criteria are met. The Company typically bills in advance for periods no longer than 12 months and therefore substantially all deferred revenue recorded at the beginning of each year presented was recognized as revenue during the respective year.
A summary of the activity impacting deferred revenue balances are presented below:

	December 31,
(in thousands)	2021	2020
Beginning balance	$10,089	$8,315
Additional amounts deferred	58,635	58,360
Revenue recognized	(55,196)	(56,586)
Ending balance	$13,528	$10,089

NOTE 8 – INCOME TAXES
Domestic and foreign components of loss before income tax are as follows:

	December 31,
(in thousands)	2021	2020
Domestic	$(9,863)	$1,316
Foreign	(77)	(1,565)
Total	$(9,940)	$(249)
Major components of the income tax provision are as follows:

	December 31,
(in thousands)	2021	2020
Current
Federal	$—	$—
State	5	13
Foreign	15	—
Total current income tax provision	20	13
Deferred
Federal	5	3
State	—	—
Foreign	—	—
Total deferred income tax provision (benefit)	5	3
Total	$25	$16
The statutory tax rate used was 21% at December 31, 2021 and 2020. A reconciliation of the U.S. federal statutory tax rate to the Company's provision for income taxes is as follows:

	December 31,
(in thousands)	2021	2020
Tax at statutory rate	$(2,207)	$(77)
State taxes	4	10
Stock-based compensation	129	140
Federal tax credits	(688)	(352)
Foreign rate differential	(70)	(123)
Transaction cost - TINYpulse	64	—
Deferred	99	(86)
Change in valuation allowance	2,675	505
Other	19	(1)
Total	$25	$16
Operating Loss Carryforwards
At December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately $50.9 million and $32.6 million, respectively, which may be used to offset future taxable income. The carryforwards, excluding $16.7 million of operating loss carryforwards that are indefinite-lived, will expire starting in 2028. The Company’s ability to utilize its carryforwards is dependent on generating sufficient taxable income prior to their expiration. A full valuation allowance has been established to reflect the uncertainty of generating future taxable income necessary to realize the Company’s tax loss carryforwards and other deferred tax assets.

Current tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined by Section 382 of the Internal Revenue Code. Since the losses incurred are fully reserved by a valuation allowance, any limitation related to Section 382 will not have a material impact on the financial statement. The limitation on net operating loss carryforwards could impact the deferred tax asset and corresponding valuation allowance below.
Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
(in thousands)	2021	2020
Deferred tax assets:
Net operating loss	$12,268	$8,191
Nondeductible reserves	396	685
Research and development credit carryforward	3,252	2,451
Lease liabilities	485	472
Other	445	(28)
Total deferred tax assets	16,846	11,771
Deferred tax liabilities:
Software development costs	(1,988)	(1,406)
Right-of-use assets	(419)	(460)
TINYpulse intangible assets	(773)	—
Other	(20)	(291)
Total deferred tax liabilities	(3,200)	(2,157)
Net deferred tax assets before valuation allowance	13,646	9,614
Valuation allowance	(13,656)	(9,619)
Net deferred tax liability	$(10)	$(5)
Net operating loss carryforward	$50,930	$32,624
The Company adheres to requirements for uncertain tax positions, which had no financial statement impact to the Company upon adoption due to the existing valuation allowance on deferred tax assets. The Company files income tax returns in the U.S. federal and several state jurisdictions. As of December 31, 2021 and 2020, there is no accrued interest or penalties recorded in the consolidated financial statements.
Due to the Company’s net operating loss and tax credit carryforwards, all federal and state tax returns are subject to tax examinations since the Company’s inception.
NOTE 9 – STOCKHOLDERS' EQUITY
The Company is authorized to issue two classes of stock designated as common stock and preferred stock. No shares of preferred stock were outstanding as of December 31, 2021 and 2020.
Common Stock
As of December 31, 2021, there were 253,621,067 shares of common stock issued and outstanding. At December 31, 2020, there were 247,420,156 shares of common stock issued and outstanding.
Common stock of the Company has no preferences or privileges and is not redeemable. Holders of common stock of the Company are entitled to one vote for each share of common stock held.

Common Shares Reserved for Future Issuance
The following shares of common stock have been reserved for future issuance:

	December 31,
	2021	2020
Common stock options and restricted stock units outstanding	27,628,500	22,541,749
Common stock and restricted stock units available for grant	23,885,495	39,340,211
Total common shares reserved for future issuance	51,513,995	61,881,960
NOTE 10 – STOCK-BASED COMPENSATION
Effective December 20, 2019 the Company adopted the 2019 Omnibus Incentive Plan (the “2019 Plan”) and terminated the Company’s authority to grant new awards under the 2006 Stock Plan (the “2006 Plan”) and the 2016 Stock Plan (the “2016 Plan”). The 2016 Plan and 2006 Plan were stockholder approved plans that authorized shares of the Company’s common stock for issuance to employees, directors, and consultants through incentive stock options, non-statutory stock options, or stock purchase right agreements. The 2019 Plan has a total of 46,822,211 shares reserved and available for issuance to employees, directors, and consultants through incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock grants, restricted stock unit grants, performance grants, and other grants, of which 23,885,495 and 39,340,211 shares remained available for grant as of December 31, 2021 and 2020, respectively.
The Board of Directors determines the option exercise price and generally grants stock options at exercise prices that equal or exceed the fair value of the common stock on the date of grant. The terms of the options may not exceed ten years. Vesting terms are determined by the Board of Directors and generally vest over four years, with 25% vesting after 12 months and 75% vesting ratably over the remaining 36 months.
In determining the fair value of stock options granted to employees, the following assumptions were used in the Black-Scholes option-pricing model for the following:

December 31,
	2021	2020
Per share value of common stock	$0.47 - $1.22	$0.89 - $1.00
Risk-free interest rates	0.71% - 0.99%	0.39% - 0.54%
Expected term (in years)	5.43 - 5.60	5.43 - 6.08
Dividend rate	—%	—%
Volatility	71.55% - 79.23%	51.69% - 52.42%
The per share value of common stock was based on the Company's stock price as of each grant date. The risk-free interest rates are based on the implied yield currently available in U.S. Treasury securities at maturity with an equivalent term. The Company estimates the weighted-average expected life of the options to employees based on past option exercise behavior and expectations about future behavior. Forfeiture rates were derived from historical employee termination behavior. Volatility is based on the historical changes in the Company's stock price. The Company has not declared or paid dividends in the past and does not currently expect to do so in the foreseeable future.

The impact on results of operations of recording stock-based compensation expense was as follows:

	December 31,
(in thousands)	2021	2020
Cost of revenue	$343	$147
Sales and marketing	426	261
Research and development	758	318
General and administrative	360	196
Total stock-based compensation	$1,887	$922
The following table summarizes stock option activity for the year ended December 31, 2021:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at December 31, 2020	20,678,749	$0.35	7.08	$17,341
Options granted	10,719,000	0.70
Options forfeited	(5,417,562)	0.66
Options exercised	(5,730,601)	0.13
Outstanding at December 31, 2021	20,249,586	$0.51	7.81	$1,459
Options vested or expected to vest at December 31, 2021	18,204,689	$0.49	7.66	$1,451
Exercisable at December 31, 2021	8,379,354	$0.28	5.95	$1,361
At December 31, 2021 total compensation cost related to stock options granted to employees but not yet recognized was $3.2 million, net of estimated forfeitures. This cost will be amortized using the straight-line method over a weighted-average period of approximately 2.9 years. The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the fair value of common stock for the number of options that were in-the-money at year end. The Company issues new shares of common stock upon exercise of stock options.
The following table summarizes certain information about stock options for the following:

	December 31,
(in thousands, except shares and per share data)	2021	2020
Weighted-average grant date fair value for options granted during the period	$0.44	$0.43
Options in the money at period-end	7,430,263	20,678,749
Aggregate intrinsic value of options exercised	$3,441	$2,768
In May 2020, the Company began granting RSUs under the 2019 Plan. The following table summarizes the RSU activity for the year ended December 31, 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock units unvested at December 31, 2020	1,863,000	$1.00
Restricted stock units granted	8,371,000	0.71
Restricted stock units vested	(470,318)	0.95
Restricted stock units forfeited	(2,579,432)	0.96
Restricted stock units unvested at December 31, 2021	7,184,250	$0.68

As of December 31, 2021, total compensation cost related to RSUs but not yet recognized was $3.3 million, net of estimated forfeitures, which is expected to be recognized over a weighted-average period of approximately 3.3 years.
NOTE 11 – LEASES
The Company’s leasing arrangements are primarily for corporate offices and automobiles, and these arrangements have agreements that include lease components (e.g., fixed rent) and non-lease components (e.g., common area maintenance), which are accounted for as a single component. The Company’s leases have various expiration dates through 2024. Certain lease agreements include options to extend the lease term for up to an additional 5 years, which are not reasonably certain to be exercised.
As the leases do not provide an implicit rate, management uses the Company’s incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. For those leases that existed as of January 1, 2021, the Company used the Company’s incremental borrowing rate based on information available at that date. The Company applies a portfolio approach for determining the incremental borrowing rate based on the applicable lease terms and the current economic environment.

	December 31,
	2021	2020
Weighted-average remaining lease term (in years) for operating leases	1.9	2.8
Weighted-average discount rate	5.9%	5.9%
For the years ended December 31, 2021 and 2020 the Company expensed $1.7 million and $1.8 million, respectively related to operating leases costs. Included in the operating lease expenses are certain variable payments related to common area maintenance and property taxes. Expenses for variable payments were $0.5 million and $0.4 million, respectively, for the years ended December 31, 2021 and 2020. The Company had no finance lease costs or interest on lease liabilities in the years ended December 31, 2021 and 2020. The Company recorded sub-lease income of nil and $0.2 million, respectively, for the years ended December 31, 2021 and 2020.
The following table presents the Company’s future lease payments for long-term operating leases as of December 31, 2021:

(in thousands)	Operating Leases
2022	$1,657
2023	1,359
2024	39
Total	3,055
Less: Imputed interest	(161)
Total operating lease liabilities	$2,894
Cash paid for operating lease liabilities for the years ended December 31, 2021 and 2020 was $1.0 million and $1.5 million, respectively. The Company recorded a $1.3 million non-cash increase to right-of-use assets and operating leases for leases that commenced during the year ended December 31, 2021.
NOTE 12 – COMMITMENTS AND CONTINGENCIES
Litigation
The Company is not aware of any pending legal proceedings that individually or in the aggregate would have a material adverse effect on the Company’s business, operating results, or financial conditions. The Company may in the future be party to litigation arising in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Guarantees and Other
The Company includes indemnification provisions in its contracts entered into with customers and business partners. Generally, these provisions require the Company to defend claims arising out of its products’ infringement of third-party intellectual property rights, breach of contractual obligations, and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs, and attorneys’ fees arising out of such claims. In most (but not all) cases, the total liability under such provisions is limited to either the value of the contract or a specified, agreed-upon amount. In some cases, the total liability under such provisions is not specified. In many (but not all) cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments the Company could be required to make under all the indemnification provisions is unlimited, the Company believes the estimated fair value of these provisions is minimal, as these provisions have never been triggered.
NOTE 13 – DEBT
Loan and Security Agreement
The Company has a loan and security agreement with Comerica Bank (“Lender”) that consists of a $15.0 million revolving credit facility (the “Credit Facility”), which is subject to borrowing base limitations, and all outstanding amounts become due and payable on the maturity date of December 31, 2022. The obligations under the Credit Facility are collateralized by substantially all assets of the Company, including intellectual property, receivables and other tangible and intangible assets. The Credit Facility includes affirmative and negative covenants. As of December 31, 2021, the Company was in compliance with all covenants of the Credit Facility.
Interest on outstanding borrowings is at Comerica Bank’s Prime Rate plus 0.5% (3.75% at December 31, 2021 and 2020). No balance was outstanding as of December 31, 2021 and 2020.
NOTE 14 – BUSINESS COMBINATION
On July 28, 2021 the Company acquired TINYpulse, a Seattle based leader in listening software. The merger allows the Company to expand its' technology offerings and gain traction in the small to medium customer market segment. The TINYpulse products will continue to be offered and supported to existing customers, while also being expanded to new customers and markets. The total consideration transferred related to this transaction was $9.1 million of cash consideration and an additional estimated earnout consideration of $0.9 million. The earnout consideration has defined evaluation periods at six, twelve, and eighteen months after the merger date and will be paid to the pre-merger company if the CARR targets are met in an amount equal to the total amount of revenue above the CARR targets. The fair value of the earnout consideration was estimated using a Monte Carlo simulation that utilized assumptions of estimated future revenue from TINYpulse, revenue volatility, and certain discount rates.
The TINYpulse acquisition has been accounted for as a business combination under the acquisition method in which Limeade was determined to be the acquirer, and assets acquired and liabilities assumed were recorded at their estimated fair values as of July 28, 2021. Goodwill, which represents the expected synergies from combining the acquired assets and operations of the acquirer, as well as intangible assets that do not qualify for separate recognition, is measured as of the acquisition date as the excess of consideration transferred, which is also measured at fair value, over the net of the fair values of the assets acquired and the liabilities assumed as of the acquisition date. The goodwill has been determined to be deductible for tax purposes. Acquisition-related costs incurred, which primarily included legal, accounting and other external costs directly related to the acquisition, are included within general and administrative operating expenses within our consolidated statements of operations and were expensed as incurred.
The financial results of the acquired business are included in the Company’s consolidated results from the date of acquisition.

The total preliminary purchase price has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the acquisition date. The total preliminary purchase price was allocated as follows:

(in thousands)	Amount
Assets acquired:
Cash and cash equivalents	$83
Accounts receivable	775
Prepaid expenses and other current assets	257
Property and equipment	9
Operating lease right-of-use asset	1,381
Other non-current asset	29
Developed technology and customer relationship intangibles	3,600
Goodwill	7,127
Total assets acquired	13,261
Liabilities assumed:
Trade payables	46
Accrued compensation	721
Accrued expenses and other current liabilities	72
Operating lease right-of-use liability	1,381
Deferred revenue	1,050
Total liabilities acquired	3,270
Net assets acquired	$9,991
The Company utilizes different valuation approaches and methodologies to determine fair value of acquired intangible assets. A summary of the valuation methodologies, significant assumptions, and estimated useful lives of acquired intangible assets in the TINYpulse merger are provided in the table below (in thousands):

Intangible	Assigned Value	Valuation Methodology	Discount Rate	Estimated Useful Life
Technology	$600	Relief from royalty	18.6%	5 years
Customer relationships	$3,000	Multi-period excess earnings	18.6%	5 years
The excess of purchase price over the net identified tangible and intangible assets is $7.1 million and has been recorded as goodwill, which includes synergies expected from the new customer segments and additional software capabilities.
Unaudited Pro Forma Information
The following unaudited pro forma information presents a summary of our consolidated statements of income as if the TINYpulse acquisition occurred on January 1, 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Revenue	$60,189	$60,772
Net loss	$(9,539)	$(3,496)
NOTE 15– SUBSEQUENT EVENTS
On July 6, 2022 the Company borrowed $2.5 million through its Credit Facility. The interest rate on the loan is 6.0% per the terms of the agreement.

On August 3, 2022 the Company executed an amendment to our $15.0 million revolving credit facility with Comerica. The amendment extends the maturity of the Credit Facility to December 31, 2023 and replaces the requirement regarding minimum annual contract value with a borrowing base calculation based on the Company’s balance of accounts receivables. The obligations under the Credit Facility are collateralized by substantially all assets of the Company, including intellectual property, receivables and other tangible and intangible assets. The Credit Facility includes affirmative and negative covenants. Interest on outstanding borrowings is at Comerica Bank’s Prime Rate plus 0.5%.
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the consolidated financial statements and finds no other qualifying events through August 4th, 2022, the date the consolidated financial statements were available to be issued.

Limeade, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands, except shares and per share data)

	March 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$8,745	$13,939
Accounts receivable, net of allowance for doubtful accounts of $93 and $93, respectively	7,878	8,709
Capitalized sales commissions	276	271
Prepaid expenses and other current assets	6,087	5,433
Total current assets	22,986	28,352
Property and equipment, net	455	441
Capitalized software development costs, net	10,172	8,895
Capitalized sales commissions, net of current portion	442	399
Operating lease right-of-use assets	2,300	2,638
Goodwill	8,562	8,562
Intangible assets, net	3,652	3,926
Other non-current assets	324	327
Total assets	$48,893	$53,540

Liabilities and stockholders' equity
Current liabilities
Trade payables	$1,039	$2,058
Accrued expenses and other current liabilities	10,920	10,703
Operating lease liabilities	1,565	1,531
Deferred revenue	17,022	13,528
Customer deposits	1,497	2,578
Acquisition earnout liability	900	110
Total current liabilities	32,943	30,508
Operating lease liabilities, net of current portion	964	1,363
Acquisition earnout liability, net of current portion	—	790
Deferred tax liability	13	10
Total liabilities	33,920	32,671
Commitments and contingencies (Note 9)
Stockholders' equity
Preferred stock (no par value, 10,000,000 shares authorized, zero shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	—	—
Common stock (no par value, 550,000,000 shares authorized, 254,407,815 and 253,621,067 shares issued and outstanding as of March 31, 2022 and December 31, 2021 , respectively)	—	—
Additional paid-in capital	70,874	70,241
Accumulated other comprehensive income (loss)	(20)	35
Accumulated deficit	(55,881)	(49,407)
Total stockholders' equity	14,973	20,869
Total liabilities and stockholders' equity	$48,893	$53,540
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Limeade, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except shares and per share data)

	Three Months Ended March 31,
	2022	2021
Revenue:
Subscription services	$12,188	$12,646
Other	499	456
Total revenue	12,687	13,102
Cost of revenue	4,467	3,567
Gross profit	8,220	9,535
Operating expenses:
Sales and marketing	5,212	4,338
Research and development	6,031	5,120
General and administrative	3,471	2,848
Total operating expenses	14,714	12,306
Loss from operations	(6,494)	(2,771)
Other income (expense), net	26	(97)
Loss before income taxes	(6,468)	(2,868)
Income tax expense	(6)	—
Net loss	$(6,474)	$(2,868)
Net loss per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.01)
Weighted-average shares of common stock outstanding, basic and diluted	254,093,967	248,296,488
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Limeade, Inc.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	2022	2021
Net loss	$(6,474)	$(2,868)
Other comprehensive income (loss):
Foreign currency translation adjustments	(55)	88
Total comprehensive loss	$(6,529)	$(2,780)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Limeade, Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)
(in thousands, except shares)

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Common Stock
	Shares	Amount
BALANCE, December 31, 2021	253,621,067	$—	$70,241	$(49,407)	$35	$20,869
Exercise of stock options and release of restricted stock units	786,748	—	41	—	—	41
Stock-based compensation	—	—	592	—	—	592
Loss on translation adjustments	—	—	—	—	(55)	(55)
Net loss	—	—	—	(6,474)	—	(6,474)
BALANCE, March 31, 2022	254,407,815	$—	$70,874	$(55,881)	$(20)	$14,973

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Common Stock
	Shares	Amount
BALANCE, December 31, 2020	247,420,156	$—	$67,586	$(39,442)	$(213)	$27,931
Exercise of stock options	1,840,010	—	42	—	—	42
Stock-based compensation	—	—	312	—	—	312
Gain on translation adjustments	—	—	—	—	88	88
Net loss	—	—	—	(2,868)	—	(2,868)
BALANCE, March 31, 2021	249,260,166	$—	$67,940	$(42,310)	$(125)	$25,505
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Limeade, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Three Months Ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,474)	$(2,868)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	742	449
Stock-based compensation	592	312
Non-cash operating lease expense	338	236
Amortization of capitalized sales commissions	64	—
Foreign currency transactions	—	87
Changes in operating assets and liabilities
Accounts receivable	831	3,713
Prepaid expenses and other current assets	(651)	(795)
Capitalized sales commission	(112)	—
Other non-current assets	2	52
Trade payables	(1,020)	(2,343)
Accrued expenses and other current liabilities	224	159
Deferred revenue	3,494	2,861
Customer deposits	(1,081)	(1,035)
Operating lease liabilities	(365)	(265)
Net cash provided by (used in) operating activities	(3,416)	563
CASH FLOWS FROM INVESTING ACTIVITIES
Capitalized software development costs	(1,669)	(761)
Purchases of property and equipment	(93)	(5)
Net cash used in investing activities	(1,762)	(766)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	41	42
Net cash provided by financing activities	41	42
Foreign currency effect on cash and cash equivalents	(57)	—
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,194)	(161)
CASH AND CASH EQUIVALENTS
Beginning of year	13,939	31,497
End of year	$8,745	$31,336
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$1	$—
Cash paid for taxes	$28	$—
NON-CASH OPERATING, INVESTING, AND FINANCING ACTIVITIES
Property and equipment included in accounts payable	$2	$2
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Limeade, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
NOTE 1 – ORGANIZATION
Description of Business
Limeade, Inc. (the “Company”, “Limeade”, or “Management”) was incorporated in the state of Washington on February 23, 2006, and is headquartered in Bellevue, Washington. Limeade is an immersive employee well-being company that creates healthy employee experiences. By putting well-being at the heart of the employee experience, Limeade helps reduce burnout and turnover while increasing well-being and engagement — ultimately elevating business performance. The Company generates revenue through the sale of its software solutions to customers, which are provided via the cloud, under a subscription-based revenue model.
The Company has wholly owned subsidiaries in Canada, Germany, Vietnam, and a branch registered in Australia. These entities provide business development, software development, and support services.
Certain Significant Risks and Uncertainties
The Company operates in a dynamic industry and accordingly, can be affected by a variety of factors. Management believes that changes in several areas could have a significant negative effect on the Company in terms of the Company’s future financial position and results of operations or cash flows. These areas include increasing demand for the Company’s products and services, reliance on key personnel including the ability to attract and retain qualified employees and key personnel, competition from other companies with greater financial, technical, and marketing resources, scaling and adaptation of existing technology and network infrastructure, management of the Company’s growth, and protection of the Company’s brand and intellectual property, among other things.
Liquidity
The Company has incurred net losses since inception and had an accumulated deficit of $55.9 million as of March 31, 2022. The Company incurred a net loss of $6.5 million and $2.9 million during the three months ended March 31, 2022 and 2021, respectively.
The Company had $8.7 million in cash and cash equivalents as of March 31, 2022, which management believes will be sufficient to fund the Company’s operations for at least one year from the date these consolidated financial statements are issued
Note 2 – Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements include those of the Company and its subsidiaries after elimination of all intercompany accounts and transactions. These condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, include all adjustments of a normal recurring nature necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows. The condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes included elsewhere in this Registration Statement.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates include revenue recognition, allowances for doubtful accounts, useful lives of property and equipment and capitalized software development costs, assumptions used in stock-based compensation, measurement of the valuation allowance for deferred tax assets and estimates of fair value of acquired assets and liabilities. Actual results could differ from management’s estimates and assumptions.
The COVID-19 pandemic has introduced significant additional uncertainty with respect to estimates, judgments and assumptions, which may materially impact the estimates previously listed.
Summary of Significant Accounting Policies
The Company’s significant accounting policies are discussed in Note 2 to the consolidated financial statements included elsewhere in this Registration Statement. There have been no significant changes to these policies during the three months ended March 31, 2022.
Accounting Pronouncements Not Yet Adopted
In June 2020, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires an entity to measure and recognize expected credit losses for certain financial instruments and financial assets, including trade receivables. This guidance is effective for the Company on January 1, 2023 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures and does not expect a material impact.
NOTE 3 – FAIR VALUE MEASUREMENTS
Cash equivalents invested in money market funds are classified as Level 1. Acquisition earnout liabilities are classified as Level 3 because the Company uses unobservable inputs to value them, reflecting its assessment of the assumptions market participants would use to value these liabilities. Changes in the fair value of earnout liabilities are recorded in other income (expenses), net in the consolidated statements of operations.
The following table summarizes the valuation of financial instruments within the fair-value hierarchy:

	March 31, 2022
(in thousands)	Total	Level 1	Level 2	Level 3
Liabilities:
Acquisition earnout liability	$900	$—	$—	$900

	December 31, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$379	$379	$—	$—
Liabilities:
Acquisition earnout liability	900	—	—	900

NOTE 4 – BALANCE SHEET COMPONENTS
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following:

	March 31,	December 31,
(in thousands)	2022	2021
Prepaid gift card costs	$3,749	$3,296
Prepaid software	1,386	1,556
Prepaid insurance	370	97
Prepaid marketing	149	164
Other	433	320
Total prepaid expenses and other current assets	$6,087	$5,433
Property and Equipment
Property and equipment consists of the following:

	March 31,	December 31,
(in thousands)	2022	2021
Computer equipment and software	$1,835	$1,745
Furniture and equipment	660	660
Leasehold improvements	607	607
Total	3,102	3,012
Less: accumulated depreciation and amortization	(2,647)	(2,571)
Total property and equipment, net	$455	$441
Depreciation and amortization expense for property and equipment was $0.1 million and $0.1 million for the three months ended March 31, 2022 and 2021, respectively.
Capitalized Software Development Costs
The Company capitalized $1.7 million and $0.8 million of internally developed software costs for the three months ended March 31, 2022 and 2021, respectively. Amortization expense related to capitalized software was $0.4 million and $0.3 million for the three months ended March 31, 2022 and 2021, respectively, and the Company recorded accumulated amortization of $2.6 million and $2.2 million as of March 31, 2022 and December 31, 2021, respectively.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	March 31,	December 31,
(in thousands)	2022	2021
Gift cards held for customer rewards	$3,945	$3,978
Accrued compensation	2,698	3,748
Accrued vendor costs	2,452	1,927
Performance guarantee liability	1,530	710
Other	295	340
Total accrued expenses and other current liabilities	$10,920	$10,703

NOTE 5 – INTANGIBLE ASSETS
Finite-lived intangible assets consisted of the following:

		March 31, 2022
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	5	$4,878	$(1,746)	$3,132
Technology	5	600	(80)	520
Total intangible assets		$5,478	$(1,826)	$3,652

		December 31, 2021
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net
Customer relationships	5	$4,878	$(1,502)	$3,376
Technology	5	600	(50)	550
Total intangible assets		$5,478	$(1,552)	$3,926
Amortization expense for finite-lived intangible assets for the three months ended March 31, 2022 and 2021 was $0.3 million and $0.1 million, respectively.
Estimated future amortization expense of intangible assets as of March 31, 2022 is as follows:

(in thousands)
2022 (remaining nine months)	$822
2023	970
2024	720
2025	720
2026	420
Total	$3,652
NOTE 6 – REVENUE AND DEFERRED REVENUE
Disaggregation of Revenue
The following table summarizes revenue by geographic area, which is based on the billing address of the customer:

	Three Months Ended March 31,
(in thousands)	2022	2021
Revenue:
United States	$11,933	$12,677
Other	754	425
Total revenue	$12,687	$13,102
Performance Guarantees
Reserves for estimated contract performance guarantees are established based on historical performance and are recognized as a reduction of revenue and as accrued expenses and other current liabilities on the consolidated balance sheets. The performance guarantee reserve liability is $1.5 million and $0.7 million as of March 31, 2022 and December 31, 2021, respectively.

Contract Costs
For the three months ended March 31, 2022, the Company had $0.1 million of sales commissions that were capitalized and $0.1 million of related amortization expense. The Company did not have any costs that met the requirements for capitalization for the three months ended March 31, 2021.
Contract Assets and Contract Liabilities
Contract assets represent the portion of the transaction price from a contract with a customer where control has transferred, but for which the company currently does not have the contractual right to invoice. The Company did not have any contract assets as of March 31, 2022 and December 31, 2021.
Contract liabilities consist of deferred revenue. Timing may differ between the satisfaction of performance obligations and the billing and collection of amounts related to contracts with customers. Revenue is deferred for amounts that are billed in advance of the satisfaction of performance obligations.
Deferred revenue as of March 31, 2022, is expected to be recognized within the next 12 months as the revenue recognition criteria are met. The Company typically bills in advance for periods no longer than 12 months and therefore substantially all deferred revenue recorded at the beginning of each year presented was recognized as revenue during the respective year.
A summary of the activity impacting deferred revenue balances are presented below:

	Three Months Ended March 31,
(in thousands)	2022	2021
Beginning balance	$13,528	$10,089
Additional amounts deferred	16,181	15,963
Revenue recognized	(12,687)	(13,102)
Ending balance	$17,022	$12,950
NOTE 7 – STOCKHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
The 2019 Omnibus Incentive Plan (the “2019 Plan”) provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock grants, restricted stock unit grants, performance grants, and other grants to employees, directors, and consultants. The 2019 Plan has a total of 23,650,285 shares reserved and available for issuance as of March 31, 2022.
Common Shares Reserved for Future Issuance
The following shares of common stock have been reserved for future issuance:

	March 31,	December 31,
	2022	2021
Common stock options and restricted stock units outstanding	30,630,829	27,628,500
Common stock and restricted stock units available for grant	23,650,285	23,885,495
Total common shares reserved for future issuance	54,281,114	51,513,995

Stock-Based Compensation
The impact on results of operations of recording stock-based compensation expense was as follows:

	Three Months Ended March 31,
(in thousands)	2022	2021
Cost of revenue	$103	$58
Sales and marketing	152	52
Research and development	184	138
General and administrative	153	64
Total stock-based compensation	$592	$312
Stock Options
The following table summarizes stock option activity under for the three months ended March 31, 2022:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at December 31, 2021	20,249,586	$0.51	7.81	$1,459
Options granted	3,970,500	0.30
Options forfeited	(1,115,781)	0.58
Options exercised	(387,829)	0.13
Outstanding at March 31, 2022	22,716,476	$0.48	7.85	$1,354
Options vested or expected to vest at March 31, 2022	20,387,005	$0.47	7.68	$1,324
Exercisable at March 31, 2022	8,553,522	$0.33	5.63	$1,196
At March 31, 2022 total compensation cost related to stock options granted to employees but not yet recognized was $2.7 million, net of estimated forfeitures. This cost will be amortized using the straight-line method over a weighted average period of approximately 2.8 years. The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the fair value of common stock for the number of options that were in-the-money at year end. The Company issues new shares of common stock upon exercise of stock options.
Restricted Stock Units
The following table summarizes restricted stock unit (“RSU”) activity for the three months ended March 31, 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock units unvested at December 31, 2021	7,184,250	$0.68
Restricted stock units granted	1,993,500	0.18
Restricted stock units vested	(398,919)	1.18
Restricted stock units forfeited	(864,478)	0.70
Restricted stock units unvested at March 31, 2022	7,914,353	$0.52
As of March 31, 2022, total compensation cost related to RSUs but not yet recognized was $2.9 million, net of estimated forfeitures, which is expected to be recognized over a weighted average period of approximately 3.1 years.

NOTE 8 – LEASES
The Company’s leasing arrangements are primarily for corporate offices and automobiles. The following table summarizes weighted-average lease terms and discount rates:

	March 31,	December 31,
	2022	2021
Weighted-average remaining lease term (in years) for operating leases	1.5	1.9
Weighted-average discount rate	6.0%	5.9%
The Company expensed $0.4 and $0.2 million for operating lease costs for the three months ended March 31, 2022 and 2021, respectively. Expenses for variable payments were $0.1 million for the three months ended March 31, 2022 and 2021. Short-term lease costs were less than $0.1 million for the three months ended March 31, 2022 and 2021.
Cash paid for operating lease liabilities for the three months ended March 31, 2022 and 2021 was $0.4 million and $0.2 million, respectively.
The following table presents the Company’s future lease payments for long-term operating leases as of March 31, 2022:

(in thousands)	Operating Leases
2022 (remaining nine months)	$1,250
2023	1,374
2024	42
Total	2,666
Less: Imputed interest	(137)
Total operating lease liabilities	$2,529
NOTE 9 – COMMITMENTS AND CONTINGENCIES
Litigation
The Company is not aware of any pending legal proceedings that individually or in the aggregate would have a material adverse effect on the Company’s business, operating results, or financial conditions. The Company may in the future be party to litigation arising in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.
Guarantees and Other
The Company includes indemnification provisions in its contracts entered into with customers and business partners. Generally, these provisions require the Company to defend claims arising out of its products’ infringement of third-party intellectual property rights, breach of contractual obligations, and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs, and attorneys’ fees arising out of such claims. In most (but not all) cases, the total liability under such provisions is limited to either the value of the contract or a specified, agreed-upon amount. In some cases, the total liability under such provisions is not specified. In many (but not all) cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments the Company could be required to make under all the indemnification provisions is unlimited, the Company believes the estimated fair value of these provisions is minimal, as these provisions have never been triggered.

NOTE 10 – DEBT
Loan and Security Agreement
The Company has a loan and security agreement with Comerica Bank (“Lender”) that consists of a $15.0 million revolving credit facility (the “Credit Facility”), which is subject to borrowing base limitations, and all outstanding amounts become due and payable on the maturity date of December 31, 2022. The obligations under the Credit Facility are collateralized by substantially all assets of the Company, including intellectual property, receivables and other tangible and intangible assets. The Credit Facility includes affirmative and negative covenants. As of March 31, 2022, the Company was in compliance with all covenants of the Credit Facility.
Interest on outstanding borrowings is at Comerica Bank’s Prime Rate plus 0.5% (4.00% as of March 31, 2022). No balance was outstanding as of March 31, 2022.
NOTE 11 – SUBSEQUENT EVENTS
On July 6, 2022 the Company borrowed $2.5 million through its Credit Facility. The interest rate on the loan is 6.0% per the terms of the agreement.
On August 3, 2022 the Company executed an amendment to our $15.0 million revolving credit facility with Comerica. The amendment extends the maturity of the Credit Facility to December 31, 2023 and replaces the requirement regarding minimum annual contract value with a borrowing base calculation based on the Company’s balance of accounts receivables. The obligations under the Credit Facility are collateralized by substantially all assets of the Company, including intellectual property, receivables and other tangible and intangible assets. The Credit Facility includes affirmative and negative covenants. Interest on outstanding borrowings is at Comerica Bank’s Prime Rate plus 0.5%.
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the condensed consolidated financial statements and finds no other qualifying events through August 4, 2022, the date the condensed consolidated financial statements were available to be issued.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIMEADE, INC.
(Registrant)
	By:	/s/ Henry Albrecht
		Name:	Henry Albrecht
Date: August 4, 2022		Title:	Chief Executive Officer